
Tangoe


13001989

Managing the Complete Lifecycle of Global Communications

2012 Annual Report

GROWTH

Letter to Shareholders



Dear Stockholders,

As we publish Tangoe's second annual report, I am pleased to state that fiscal 2012 was another exciting and transformative year for Tangoe. We remain very pleased with the company's high level of execution, which contributed to a record year for the company. During 2012, we further validated the strength of our business strategy, which focused on delivering a combination of strong organic growth complemented by strategic M&A. Over the course of the year, we significantly increased the scale of Tangoe, strengthened our industry-leading product offering, expanded our sales infrastructure, and enhanced our leadership position in the CLM market.

Fiscal 2012 Financial Highlights

Total revenues increased 47% to $154.5 million as we ended the year with $23.8 billion in client telecommunications spend under management. During 2012, we continued to expand our existing customer relationships – including through increased geographic deployment, adoption of incremental solutions across our fixed, mobile, mobile device management (MDM), and real time expense management (rTEM) solutions, and general increase in spend under management, in addition to the up- and cross-sell opportunities from previously acquired companies. Further, the traction we had with our channel partners resulted in our ability to leverage external sales resources to drive growth and market share gains in a cost-effective manner. Tangoe also generated record free cash flow during 2012.

Growth Opportunity

In regard to the scope of our target market opportunity, we estimate that enterprises globally spend over $400 billion annually on their fixed and mobile telecommunications services, of which Tangoe manages $23.8 billion. As a result, we believe that there is a significant greenfield opportunity in the CLM market.

We expect growth to continue to be driven by a combination of moving deployments into production with both new and existing customers, new customer wins, and high renewal rates. Further, international expansion continues to represent a significant growth opportunity given our belief that over half of the global telecomm spend is internationally-based.

In addition, we expect the traction with our strategic alliance channel partners to remain another driver of growth. Tangoe continues to leverage these relationships to complement our direct selling efforts and extend our reach. We believe that these relationships highlight Tangoe's value proposition as the CLM provider of choice for the world's largest outsourcers, systems integrators, and carriers.

Finally, we remain in position to exploit the mobile and bring-your-own-device revolution. Tangoe's ongoing success selling our MDM and rTEM solutions bundled with our other offerings is evidence that one of our key strengths is that we are the only provider to offer a complete, integrated solution for enterprises. MDM and rTEM represent attractive long-term upside considering the growth in connected devices, smartphone, and tablet adoption.

Conclusion

In summary, we are once again very pleased with Tangoe's strong performance during the past year. Looking ahead, we believe Tangoe remains well positioned to execute our growth strategy through a combination of acquiring new customers, expanding our existing customer relationships, increasing our international operations, leveraging our strategic alliances, and exploiting the mobile device revolution. From a longer-term perspective, we are confident about Tangoe's market position and its ability to be the primary winner in the multi-billion dollar CLM market opportunity. We want to thank you, our stockholders, for your ongoing support, as well as our strategic alliance partners and the Tangoe team worldwide for their continued hard work and dedication in fiscal 2012.

Sincerely,

Al Subbloie
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-35247

TANGOE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**06-1571143** (I.R.S. Employer Identification No.)
35 Executive Boulevard, Orange, Connecticut (Address of Principal Executive Offices)	**06477** (Zip Code)

(203) 859-9300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of the registrant's common stock on the NASDAQ Global Select Market on the last business day of the registrant's most recently completed second fiscal quarter, which was June 29, 2012, the aggregate market value of its shares held by non-affiliates held on that date was approximately $621,096,870.

As of March 7, 2013, 37,743,800 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A in connection with its 2013 Annual Meeting of Stockholders. Portions of such proxy statement are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PRELIMINARY NOTES

When we use the terms "Tangoe," the "Company," "we," "us" and "our," we mean Tangoe, Inc. and its consolidated subsidiaries.

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this annual report regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "target," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

- our estimates regarding expenses and future revenue;
- our plans to develop, improve and market our products and services;
- the advantages of our products and services as compared to those of others;
- our ability to attract and retain customers;
- our financial performance;
- our ability to establish and maintain intellectual property rights;
- our ability to retain and hire necessary employees and appropriately staff our operations; and
- our estimates regarding capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. The important factors discussed below under Part I, Item 1A. "Risk Factors," among others, could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this annual report and the documents that we have filed as exhibits to this annual report with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We expressly qualify in their entirety all forward-looking statements attributable to us or any person acting on our behalf by the cautionary statements contained or referred to in this section.

This annual report also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

PART I

Item 1. Business

Overview

Tangoe is a leading global provider of communications lifecycle management, or CLM, software and services to a wide range of large and medium sized commercial enterprises and governmental agencies. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, mobile device management, or MDM, real-time telecommunications expense management, or rTEM, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, to manage used and unused communications assets and services, to proactively monitor mobile device usage and to prevent mobile bill overages to avoid what is commonly referred to as "bill shock." Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services. Further, our solution allows enterprises to manage their mobile communications assets and helps them improve end user productivity.

Our total revenue increased from $37.5 million in 2008 to $55.9 million in 2009 to $68.5 million in 2010 to $104.9 million in 2011 to $154.5 million in 2012, which is the result of organic growth as well as two acquisitions that we made during 2008, which contributed to revenue growth from 2008 to 2009, three acquisitions that we made in 2011, which contributed to revenue growth from 2010 to 2011, and three more acquisitions that we made in 2012, which contributed to revenue growth from 2011 to 2012. We sell our on-demand software and related services primarily on a subscription basis under contracts that typically have terms ranging from 24 to 60 months. Since we began to fully realize the benefits of our recurring revenue model in 2009, our revenue retention rates have been higher than 90%. We measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue we retain for the same customer and product set in a given period versus the prior year period. We also provide strategic consulting services. As of December 31, 2012, we had more than 1,080 end customers.

Industry Background and Trends

An enterprise's communications infrastructure can be critical to nearly every aspect of its operations. In the past, communications infrastructures were largely fixed, consisting of telephones, lines, circuits, switches and fixed networks. These infrastructures have expanded to encompass a growing number of diverse technologies and assets, including Voice over IP, virtual networking, converged voice and data communications, mobile computing, video conferencing, text messaging and mobile devices. These advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required for an enterprise to operate and manage its communications environment. We estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.

The communications industry has also undergone significant competitive and regulatory changes that have resulted in the expansion of the number of service providers and offerings. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements. Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant avoidable expenses.

Enterprises are increasingly seeking solutions to effectively and efficiently manage, control and optimize their expanding communications assets, services, usage and associated expenses. The CLM market provides solutions to help meet this demand. The CLM market consists of the telecommunications expense management, or TEM, market and the MDM market, which is an emerging market related to TEM. There is currently a large and growing market for CLM.

A number of trends have increased the demand for CLM solutions as enterprises increasingly seek to control their communications expenses:

- *Growing complexity of communications service plans.* As communications carriers' offerings have expanded from traditional fixed services to include wireless, data, virtual networking and Voice over IP, service plans and pricing have grown in complexity. The thousands of available service plans are further complicated by the myriad of available options and corresponding choices in technologies, features, device types and accessories, resulting in almost limitless combinations.
- *Large volume and complexity of communications bills.* Carriers maintain a large number of disparate billing systems that result in thousands of invoice formats in many different currencies and languages, making it difficult for global enterprises to normalize, aggregate and analyze their overall communications expenses. Carriers typically bill their enterprise customers on a monthly basis, often sending hundreds to thousands of invoices to many locations within an enterprise. These bills must be routed to the appropriate person, reviewed, validated and processed quickly in order for payment to be remitted on time to avoid penalties, service interruptions or terminations. Further, the proper allocation of those costs is often difficult due to the limitations and complexity of the billing data.
- *Pervasive adoption of mobile devices.* Mobile devices such as the BlackBerry, Apple iPhone and Apple iPad and devices running on Google Android and Microsoft Windows 8 have become an increasingly significant channel for conducting business. While enterprises are deploying an ever increasing number of mobile devices, employees are also increasingly using corporate applications on their personal mobile devices, a capability commonly referred to as "bring your own device," or BYOD, and the number of business applications that enterprises are providing to both company-owned and employee-owned mobile devices is growing. Furthermore, the proliferation of machine-to-machine wireless communications endpoints is creating the need for enterprises to secure, track and manage mobile devices such as oil rig status regulators, vending machines and delivery truck monitoring devices that have infrequent or no human communications interface. These developments are imposing significant financial, support and administrative burdens on enterprises.
- *Increasing corporate risk and regulation.* The communication, dissemination and storage of data across thousands of mobile devices raise critical issues relating to the protection of sensitive corporation information, compliance with data privacy regulations and the prevention of dissemination of inappropriate or confidential information. Consumerization of information technology and the increasing prevalence of BYOD are acute trends that require enterprises to provide data and network access controls and capabilities that extend beyond traditional corporate network firewalls further exposing enterprises to such risks and regulations. Enterprises need to implement usage policies and access security compliance gateways efficiently

across systems and devices in order to comply with applicable laws and need to monitor devices remotely in order to avoid inappropriate usage and disclosures.

- *Globalization of business.* As enterprises become more global, they need to manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages. Employees traveling internationally expect to continue to use their mobile devices, potentially creating significant roaming charges and complicating enterprises' ability to optimize their mobile coverage plans to minimize costs. Moreover, many international agencies have adopted regulations, resulting in the need for in-depth understanding of local rules, policies and practices, in addition to multi-lingual billing support.

A number of these trends manifest themselves in a phenomenon commonly referred to as "bill shock," where individuals and organizations are surprised by large mobile service bills that reflect unexpected usage and plan overages.

A variety of homegrown and third-party software products and services have been developed to manage communications assets and services. Many of these existing solutions lack the necessary functionality, reliability and scalability. Homegrown services are labor-intensive and have limited functionality. Third-party point solutions address only limited aspects of the communications lifecycle and general resource management software is not specialized for communications assets and services. All of these traditional solutions have proven inadequate to address the growing complexity of communications technologies, devices, service offerings and billing arrangements. As a result, enterprises increasingly are seeking a comprehensive CLM solution that can manage both fixed and mobile communications assets and services, provide global capabilities and integrate with third-party enterprise systems, including accounts payable, general ledger and human resources software applications.

Our Solution

We are a leading global provider of CLM software and services. Our on-demand software and related services enable enterprises to manage and optimize the complex processes, expenses and usage policies associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services.

As of December 31, 2012, we managed a total of $23.8 billion in annual communications expense, of which $5.9 billion is internationally generated and processed through our 97 global invoice processing centers. Our solution is implemented worldwide, currently providing service coverage in over 180 countries and territories in over 125 currencies with support for more than 2,400 different communications carriers and approximately 2,000 different billing formats. Our user interface is translated into 16 different languages and our solution supports compliance with the requirements of 63 regulatory committees around the world. Our global operations process 24/7 and we process billing and order transactions from communications carriers that represent over 80% of the global communications marketplace.

Key benefits of our solution include:

Comprehensive capabilities. Our solution manages the complete lifecycle of an enterprise's fixed and mobile communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, MDM, invoice processing, expense allocation and accounting and asset decommissioning and disposal.

Reduced expenses. Our solution is designed to provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to proactively monitor mobile device usage and prevent mobile bill overages, and to manage used and unused communications assets and services. Our solution provides additional savings through service plan optimization and pooling, by preventing unauthorized use of fee-based services and by tracking inventory and usage to identify opportunities to consolidate and replace assets and services with more cost-effective alternatives.

Increased productivity. Our solution enables continuous enterprise connectivity through the rapid provisioning of communications assets and services to new and existing end users. Our solution helps ensure that these assets and services operate at optimal levels, increasing workforce productivity. Our support of customer help desks can alleviate the internal information technology constraints of our customers and can provide more efficient support to end users.

Optimized service agreements. We are able to assist our customers in optimizing their service arrangements and configuring the appropriate service capabilities, rate structures and business terms to meet their overall corporate objectives and needs. To do so, we draw on our extensive experience, our technology, our knowledge of current trends in communications service contracts and our familiarity with specific regulatory requirements. We provide these capabilities to customers looking to source new services, negotiate new or existing contracts, or optimize costs and services within existing contracts.

Improved control and visibility. Our on-demand software organizes disparate billing, ordering, asset and usage data into a uniform format, allowing our customers to access, query and analyze their communications expense and asset profile information. Improved control of the billing process helps enterprises ensure they pay their bills on time, avoiding late payments and associated service interruptions. Our software provides our customers with improved visibility to allocate costs among their internal business units as well as to analyze communications usage patterns and costs. Our software also provides customers proactive and predictive mobile usage alerts allowing them to avoid significant mobile bill overages.

Stronger risk and policy management. Our solution allows our customers to manage the financial, legal and reputational risks associated with unauthorized or unintended use of their communications assets and services. It provides our customers with enhanced device security capabilities, allowing additional control of sensitive data amidst the evolving dynamics of the modern communications environment. Our customers can administer user-specific policies, allowing or restricting access to certain applications or websites for designated classes of employees. Our software also permits enterprises to modify security policies wirelessly, including remotely erasing all data and information from a lost, stolen or unreturned mobile device.

Ease of adoption and use. Our on-demand model allows for rapid implementation and adoption of our software. Our software directly interfaces with carrier systems to enable enterprises to quickly transfer billing and order information to and from their service providers without the burden of costly and time-consuming customizations. Our streamlined self-service tools deliver comprehensive capabilities through intuitive, easy-to-use end-user portals. In addition, our software is highly scalable to accommodate the requirements of our customers as they add communications assets and services and is designed to satisfy strict security requirements.

Our Strategy

Our strategy is to maintain and enhance our position as a leading global provider of CLM solutions. In order to build upon our market and technology leadership, we intend to:

Extend solution leadership. We believe that the depth and breadth of our on-demand CLM solution provides us with significant competitive advantages, particularly in addressing the requirements of large enterprises deploying both fixed and mobile communications assets and services. We intend to further enhance our service offerings and improve the functionality and performance of our software by continuing to develop and implement additional capabilities, localize our applications for new geographies and integrate acquired technology.

Broaden existing customer relationships. We plan to leverage our historically high levels of customer satisfaction to increase the communications assets, expenses and services managed by our solution and to cross-sell additional functionality. For example, as its communications infrastructure grows, a customer may increase the scope of its use of our solution to cover an increased volume and variety of mobile devices and service contracts and also license our MDM solution to obtain additional control over its mobile communications infrastructure.

Acquire new customers. We intend to acquire new customers by marketing our solution to enterprises that either do not currently have a CLM solution or have an inadequate communications asset and service management solution. In addition, many of our customers are divisions or subsidiaries of large enterprises, which provides us with the opportunity to market our solution to the rest of the enterprise. We intend to continue to expand our customer base, particularly among large enterprises, by hiring additional sales and marketing personnel and by developing and expanding strategic relationships with indirect channel partners.

Expand international presence. The global market for outsourced CLM solutions is at a relatively early stage of development, particularly in Europe, the Asia-Pacific region and Latin America. We intend to leverage the global capabilities of our software to increase our international sales. In addition, we intend to continue to build our global operations by further localizing our software, extending our knowledge and capabilities to support local needs, hiring additional international sales and operations personnel, and targeting new customers in foreign markets and global operations of existing customers.

Leverage strategic alliances. We are developing strategic alliances that we believe will improve our access to additional markets and customers. For example, we have developed relationships with major global business process outsourcing companies such as Dell, HP, IBM and Xerox (ACS). We also have relationships with mobile service providers such as AT&T, Bell Canada, and Telefonica. We intend to invest in and leverage our existing strategic relationships, package specific alliance solution offerings and build new relationships in order to complement our direct selling efforts and extend our market reach.

Deliver value to carriers. Global carriers continually strive to reduce customer defection, deliver more value and expand revenue. Our solution helps carriers address these needs and we have seen increasing demand from the carrier market. We believe carriers see opportunity for white-labeling and reselling our solutions to their consumer and enterprise clients, as well as utilizing our solution to provide unique billing aggregation solutions to large strategic clients. We intend to expand our existing relationships with AT&T, Bell Canada, ERPTech SPA, Lime/Cable&Wireless and Telefonica.

Pursue strategic acquisitions. Since 2007, we have acquired nine companies and through these acquisitions we have integrated leading technologies for mobile communications management, fixed communications management, MDM, rTEM, and machine-to-machine expense management into our solution and have expanded our customer base and operations. To accelerate our growth, we plan to continue to identify and selectively pursue acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, and otherwise complement our existing operations.

Software and Services

Communications Management Platform

The core of our solution is our Communications Management Platform, or CMP, which is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services. In addition to offering our suite of software on an on-demand basis, our customers can also engage us through our client service group to manage their communications assets and services using a combination of CMP and our client services. The services we offer include help desk, asset procurement and provisioning and carrier dispute resolution.

A critical component of CMP is our Communications Data Management technology, which provides the key process automation and integration capabilities necessary for efficient, consolidated data management in the CLM environment. Our Communications Data Management technology processes and normalizes service-provider billing and order-related information for our customers. CMP also integrates with our customers' critical third-party enterprise systems, including enterprise resource planning, accounts payable, general ledger and human resources systems, which enables automated, real-time access to and synchronization with employee, accounting, user access authentication and security policy information. CMP enables previously disparate, yet highly related, processes and information to be both unified and centralized, resulting in significant operational benefits and cost savings.

CMP implements the baseline policies that govern internal and external enterprise communications interactions. Internal policy, service provider contracts, security and business processing rules provide the basis for enterprises to enforce system and user behavior so that they remain in compliance with enterprise standards and regulations. CMP also provides our customers with comprehensive business intelligence, including historical, trend and predictive analytics, dashboards and reporting capabilities. Information is provided in real-time with flexible views of activity for all aspects and stages of the communications lifecycle.

We sell CMP in three standard bundles:

- Asset Management;
- Expense Management; and
- Usage Management

Each bundle contains baseline capabilities specific to the business function that it addresses, as well as optional capabilities and services that may be selected as a-la-carte extensions to meet specific customer requirements. Each bundle can be sold independently or in combination with others. The three bundles share key capabilities provided in our core technology platform, including third-party system integration, compliance management, security and policy enforcement, status monitoring, configurable business process rules and business intelligence delivered via standard and ad hoc inquiries, dashboards and reports. Our pricing is based on the bundles and additional functions and services that our customers use, as well as the amount of expenses and the number of devices to be managed.

Asset Management

The Asset Management bundle of CMP provides full asset procurement, provisioning, tracking and disposal capabilities for fixed and mobile communications assets and services. The Asset Management bundle tracks and audits all add, move, change or disconnect service transaction orders and manages all customer assets and services by location, business unit and employee. Our MDM software allows our customers to manage and maintain their mobile inventory with wireless, real-time monitoring and remote update functions. Key capabilities of the Asset Management bundle of CMP include:

Capability	Description
Catalog Management	Customer-configurable catalog of over 51,500 services, devices, features and plans with dynamic access and presentation based on corporate policy and user profile.
Procure	Capture, validation, approval, submission and tracking of fixed and mobile service and equipment orders. Multiple methods of order capture with full policy, authorization and security enforcement are provided based on customer's needs.
Provision	Establishment of mobile device enterprise connectivity with installation of corporate applications, usage and security policies utilizing wireless provisioning capabilities.
Track	Tracking of fixed and mobile assets, including information regarding characteristics, configurations, ownership and operational and connectivity status.
Maintain	Centralized management of mobile devices enabled through on-device software providing security and usage policy enforcement as well as automated mobile policy and mobile application deployments and updates.
Dispose	Collection, data cleansing and disposal of mobile devices. This service secures corporate data assets and completes the lifecycle of individual communications devices in an environmentally responsible manner.

Expense Management

The Expense Management bundle of CMP provides automated processing and services to manage every aspect of the fixed and mobile communications billing function, from receipt to payment. Key capabilities of the Expense Management bundle of CMP include:

Capability	Description
Contract Management . . .	Standardized service contract repository for all communication provider agreements, enabling compliance checks of performance and billing against contracted expectations and corporate policies.
Billing	Loading of disparate service and equipment provider invoices into a centralized, normalized billing data repository of all vendor activity. As the billing data is loaded, multiple assurance processes verify all core information has been received and cross-checked for completeness.
Audit	Comparison of billing data against contracted rates, terms and asset inventories to identify potential discrepancies in actual versus expected charges. The audits are conducted at multiple levels of detail as well as varying degrees of precision based on customer requirements.
Dispute	Non-compliant communication billing, service and asset exceptions are disputed with the associated provider and tracked through resolution.
Allocate	Expense allocation to the appropriate business units, cost centers and employees, with optional accrual of bills not received by the cut-off dates for the accounting period.
Payment	Predefined business rules automate the invoice approval process to ensure that appropriate corporate controls are applied. Compliant, approved invoices are submitted for automated direct payment or to the customers' accounting systems for allocation and payment.
Optimize	Optimization of contracts and plans by matching the most efficient rate and term structures to actual usage patterns and trends, creating an optimal expense environment for our customers' unique business circumstances.

Usage Management

The Usage Management bundle of CMP provides enterprises with visibility and control over how communications assets and services are being used in fixed and mobile environments through a combination of real-time and historical usage tracking as well as corporate communications and security policy enforcement. These capabilities allow our customers to reduce usage costs and risks while increasing corporate communications governance. Key capabilities of the Usage Management bundle of CMP include:

Capability	Description
Secure	Disabling mobile devices and the deletion of corporate data from those devices executed by central administrators or the individual end user through a self-service portal. Enables control over lost or stolen devices.
Policy Management	Rules-based, multi-level information technology security and asset usage policies deployed and managed from a centralized console.
Monitor	Real-time monitoring of multiple device characteristics for efficient planning and support as well as proactive problem identification and alerting. Our call accounting function monitors the usage of fixed voice assets for fraud detection and misuse of services.
Real-Time	Device-specific, real-time management of usage costs, including expenses relating to international roaming, non-contracted services and use of services not compliant with corporate policies.
Compliance	Enforcement of corporate communications assets and services usage policies through the prevention of user actions and the tracking of non-compliant behavior based on customer requirements.
Performance	Monitoring and managing wireless server infrastructure performance and mobile device deployment configurations, profiles and policies.
Support	Multiple-level mobile device assistance available as a full service or in conjunction with existing enterprise help desks.

Real-time Telecommunications Expense Management

We offer Real-time Telecommunications Expense Management (rTEM) bundled or as a point solution. Our standalone rTEM implementations are generally intended to establish an initial customer relationship, providing potential cross-sell opportunities for our complete CLM solutions. Our rTEM solution serves the enterprise, medium and small business and carrier deployment markets.

Our rTEM solution provides businesses and carriers of all sizes the ability to monitor, report and analyze data, voice, SMS and roaming consumption of their mobile devices in real-time. Our rTEM solution utilizes predictive algorithms designed to proactively identify and help prevent costly, unexpected overages from occurring. Usage is monitored, analyzed and compared to service plans with the capability for threshold-based alerts for notifying the user of the potential for overage or automatically stopping the event prior to the expense being incurred. User acknowledgement of notifications can also be tracked and reported. These capabilities are designed to allow our customers to reduce usage costs and help eliminate mobile bill shock. Our rTEM solution also provides device location monitoring services to help find lost or stolen devices as well as device geo-fencing features to alert appropriate individuals that an asset is leaving or entering pre-defined geographic tracking areas, providing additional device security tracking. Our rTEM solution supports implementation on smartphones, tablets and machine-to-machine communication devices.

Strategic Consulting and Other Services

We offer a comprehensive set of strategic consulting services that address all areas of CLM for fixed and mobile environments. These services can be contracted separately or in conjunction with CMP.

Our strategic consulting services offerings include:

- *Sourcing.* We assist our customers with reviewing and negotiating contracts with communications carriers. Many of our consultants have past employment experience with major communications carriers and a broad and deep knowledge of the various communications service plans and contracts currently available.
- *Strategic Advisory Service.* We provide our clients with peer comparison analysis and benchmarking, market insight into best practices and trends and key performance indictors aligned with long term performance measurements customized to meet their strategic business initiatives.
- *Bill auditing.* We work with our customers to identify billing errors and other issues related to usage and contract activity.
- *Inventory optimization.* We advise our customers on how to align their current asset and service inventories with their business objectives.
- *Mobile optimization.* We aid our customers in aligning their mobile policies, assets, contracts and requirements.
- *Policy administration.* We work with our customers to formulate policies concerning the appropriate use of communications assets and services. In addition, we help our customers develop best-practice policies regarding risk mitigation, entitlements, cost management, liability models, cost allocation methodologies and positive behavioral management.
- *Mobile lifecycle.* We can assess our customers' mobile communications assets and networks, ranging from mobile devices, operating systems and application management to supporting processes around activation, management, expense and support services and make recommendations about reducing expense and improving operational efficiency, utilization, service levels and end-user productivity. This service is able to take into account customers' desires to leverage their mobile communications assets and networks to drive productivity as well as customers' other tactical challenges.

We also offer standard implementation services, including data conversion, system configuration, process review and corporate system integration, to assist our customers in the setup and deployment of CMP.

Technology

Our on-demand CMP is designed to be accessible, scalable and secure. Our customers access our software through a standard web browser without requiring any changes in their network or information technology infrastructures. Our applications are highly scalable to accommodate the requirements of our customers as they grow or add communications assets, services and users. CMP is also designed to satisfy strict security requirements. We use advanced security technologies and protocols to provide security for the data that is transmitted and transactions that are processed through our software. In addition, our technology segregates each customer's data to ensure that there is no comingling of confidential information. We also provide our customers with the ability to set extensive rules and permissions within their enterprises. CMP is also deployable on a customer's premises or as a dedicated hosted solution in our data centers to meet their specific information technology or business requirements. Currently a small minority of fixed telecom expense management customers and all MDM customers use our solutions as either a dedicated hosted or on-premise solution. Our Communications Data Management middleware technology provides the key process automation and integration capabilities necessary for efficient consolidated data management in the CLM environment. Using our Communications Data Management technology, CMP processes and normalizes the high volumes of disparate billing and ordering data from the legacy systems of hundreds of communications service providers globally into standardized, actionable information. Our flexible and scalable Communications Data Management technology allows us to provide highly leveraged services to manage this information, removing significant processing complexity and maintenance responsibilities from our customers. Our Communications Data Management technology and standard system interfaces provide bi-directional data processing transfer and integration with third-party service and equipment providers. The technology also integrates with third-party enterprise accounting and human resource systems to provide a closed-looped environment within existing enterprise systems.

Data Centers

We host our solutions in eleven data centers, all of which are either SAS70/SSAE16 or ISO 27001 certified. American Internet Services operates our data center in San Diego, California; AT&T operates our data centers in Secaucus, New Jersey and the Netherlands; Data Foundry operates our data center in Austin, Texas; iWeb Technologies operates our data center in Montreal, Canada; NTT Communications operates one of our data centers in Slough, United Kingdom and our data center in London, United Kingdom; FireHost operates our other data center in Slough, United Kingdom; Amazon Web Services operates our data center in Sydney, Australia; Verizon Business operates our data center in Billerica, Massachusetts and SunGard operates our data center in Nashville, Tennessee.

We operate all of the servers, systems and networks at the five colocation hosting facilities in the United States, and leverage data center personnel to help operate servers, systems and networks at our fully managed and virtual private data centers in England, Canada, the Netherlands and Australia.

We utilize monitoring technology that continuously checks the servers and key underlying components at regular intervals for availability and performance, ensuring availability to our customers. We also have a site operations team for each data center that provides system management, maintenance, monitoring and back-up. Our agreements with our customers contain guarantees regarding specified levels of system availability, and we regularly provide our customers with performance reports against those standards.

Each data center provides security measures, redundant environmental controls, sophisticated fire suppression systems and redundant electrical generators. To facilitate data loss recovery, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. The architecture is designed to ensure near real-time data recovery in the event of a malfunction of a primary server. Based on customer requirements, we can also provide near real-time asynchronous data replication between operational and disaster recovery backup sites.

Acquisitions and General Development of Business

In addition to developing and growing our business internally, we have selectively acquired businesses to address key emerging trends in our marketplace, expand our solution, increase our operational efficiencies and gain access to additional markets and customers. In 2005 and 2006, our solution focused primarily on fixed communications management, and we were in the initial stages of developing capabilities related to wireless communications management.

On March 9, 2007, we acquired the outstanding capital stock of Traq Wireless, Inc., or Traq, a provider of software and services focused on wireless expense management for enterprises. The objective of our acquisition of Traq was the addition of wireless functionality to our existing fixed communications products. Our integration of Traq has allowed us to provide an integrated fixed and mobile solution to the CLM market to address the demand for a single-source solution.

On July 28, 2008, we acquired substantially all of the assets of Information Strategies Group, Inc., or ISG, a provider of communications and information technology expense processing services and technologies. The objectives of our acquisition of ISG were the addition of international capabilities to our solution, enhancement of our product functionality and enlargement of our customer base. Our integration of ISG has allowed us to expand our international expense and asset processing capabilities to address the trend toward globalization in communications management.

On December 23, 2008, we acquired substantially all of the assets of InterNoded, Inc., or InterNoded, a provider of mobile device management solutions. The objective of our acquisition of InterNoded was the addition of MDM capabilities to our solution. Our integration of InterNoded has allowed us to expand our solution to include communications lifecycle management capabilities for mobile communications devices to address the market opportunity created by their increasingly pervasive adoption.

On January 25, 2011, we acquired substantially all of the assets of HCL Expense Management Services Inc., or HCL-EMS, a provider of telecommunications expense management, invoice processing and mobility management solutions. On March 16, 2011, we acquired substantially all of the assets of the telecommunications expense management division of Telwares, Inc. and its subsidiary Vercuity Solutions, Inc., or Telwares. The objectives of these acquisitions were the strategic expansion of our operations and enlargement of our customer base, with the potential to cross-sell to the customers of HCL-EMS and Telwares the capabilities of our existing solution that were not encompassed by the product offerings of HCL-EMS and Telwares, respectively, and through these acquisitions we added more than 100 customers with aggregate annual telecommunications expense under management in excess of $3.0 billion as of March 31, 2011. We continue to migrate the customers of HCL-EMS to our platforms. We have completed the migration of the acquired Telwares customers to our platforms, which has had a positive effect on our gross margins, as our platforms currently operate at higher gross margins than the legacy Telwares platform.

On December 19, 2011, we acquired ProfitLine, Inc., or ProfitLine, a provider of telecommunications expense management, invoice processing and mobility management solutions. The objectives of our acquisition of ProfitLine were the strategic expansion of our operations and enlargement of our customer base, with the potential to cross-sell to the customers of ProfitLine the capabilities of our existing solution that were not encompassed by the product offerings of ProfitLine. Through this acquisition we added more than 50 customers. We continue to migrate the customers of ProfitLine to our platforms.

On January 10, 2012, we acquired all of the outstanding equity of Anomalous Networks, Inc., or Anomalous, a provider of rTEM solutions. The objectives of our acquisition of Anomalous were the addition of rTEM and machine-to-machine expense management capabilities to our solution, as well as the establishment of strategic carrier alliance relationships through which to expand our sales channels for our existing solution capabilities. Our ongoing integration of Anomalous allows us to cross-sell its capabilities to our existing customers as well as expand our CLM solution to include predictive cost intelligence, bill shock prevention, machine-to-machine and geo-fencing (GPS device tracking) capabilities. Anomalous also provides a rapid deployment, end-user configurable mobile cost management capability for businesses and carriers of all sizes. Through this acquisition we added more than 55 enterprise customers. On February 21, 2012, we acquired all of the issued share capital of ttMobiles Limited, or ttMobiles, a provider of mobile communications management solutions and services based in the United Kingdom. The objectives of our acquisition of ttMobiles were the acceleration of our European expansion and enhancement of our ability to implement and service global programs by leveraging ttMobiles' industry experience and local expertise in Europe and the potential to cross-sell to the customers of ttMobiles the capabilities of our existing solution that were not encompassed by ttMobiles' prior solution. Through this acquisition we added more than 50 enterprise customers.

On August 8, 2012, we acquired substantially all of the assets of the telecommunications expense management business of Symphony Teleca Services, Inc., or Symphony's TEM Business, a provider of telecommunications expense management, invoice processing and mobility management solutions. The objectives of our acquisition of Symphony's TEM Business were the strategic expansion of our operations and enlargement of our customer base, with the potential to cross-sell to the customers of Symphony's TEM Business the capabilities of our existing solution that were not encompassed by the product offerings of Symphony's TEM Business. Through this acquisition we added more than 125 customers. We are in the process of integrating the operations of Symphony's TEM Business into our business and migrating its customers to our platforms.

Since 2005, we have also developed internally such capabilities as provisioning, auditing and dispute resolution and enhanced many of our other capabilities. We may pursue additional acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Sales and Marketing

We market and sell our solution worldwide primarily through our direct sales force and through indirect distribution channel partners. Our direct sales efforts involve contact with multiple decision makers, frequently including the prospective customer's chief financial officer, chief information officer and chief technology officer.

Our marketing strategy is to generate qualified sales leads, build our brand and increase market awareness of Tangoe as a leading provider of CLM solutions. These efforts are specifically targeted to information technology executives, finance executives and managers of communications assets and networks.

We engage in a variety of marketing activities, including e-mail and direct mail campaigns, co-marketing strategies designed to leverage existing strategic relationships, website marketing, topical webcasts, public relations campaigns, speaking engagements and forums and industry analyst visibility initiatives. We participate in and sponsor conferences and demonstrate and promote our software and services at trade shows targeted to information technology and finance executives. We also publish white papers relating to CLM issues and develop customer reference programs, such as customer case studies.

During 2012 we expanded our global sales and marketing resources and programs, including modified programs specifically targeted at local markets and needs, complemented by in-region sales personnel. This on-going expansion included additional personnel and programs throughout Europe and Asia Pacific.

We actively communicate with our existing customers to enhance customer satisfaction, gain input for future product strategy and promote the adoption of additional software and services.

Strategic Alliances

In addition to our direct sales force, we have an indirect distribution channel consisting of strategic alliances. We currently have more than 30 strategic alliance partners categorized as value-added resellers, systems integrators, telecommunications providers, consulting firms and independent software providers including companies such as AT&T, Bell Canada, Dell, HCL, HP Enterprise Services, IBM, Telefonica and Xerox (ACS). By taking advantage of the existing relationships, customer bases and geographic proximities of our strategic alliance partners, we are able to market our solution to additional prospective customers. Some of our strategic alliance partners also market our solution to the SMB (small and medium business) market segment.

Our strategic alliance partners are typically responsible for lead generation, sales cycle execution and ongoing management of the end customer accounts. In some case, our strategic alliance partners also provide implementation, operational and value-added consulting services related to our solution, which are typically branded as being provided by the specific partner.

Customers

As of December 31, 2012, more than 1,080 end customers were using our software or services. We consider each independent division or subsidiary of a larger enterprise to be a separate end customer due to the fact that each division or subsidiary typically involves a separate sales cycle and contractual relationship. Our end customers range from large global, multi-location companies with more than 350,000 employees to single-location companies with as few as 150 employees. For the years ended December 31, 2010, 2011 and 2012, no single end customer accounted for more than 10% of our total revenue. In 2010, IBM, one of our strategic alliance partners, accounted for 10.6% of our total revenue. For 2011 and 2012, no strategic alliance partner accounted for more than 10% of our total revenue.

Research and Development

Our current research and development activities focus on enhancements to CMP for both our fixed and mobile customers. Our planned enhancements include:

- additional localized versions of CMP for foreign countries;
- expansion of MDM capabilities and device coverage;
- enhanced real-time expense management solutions;
- substantial user experience and user interface updates;
- a highly configurable and extensible end user portal;
- interactive business intelligence functions;
- actionable heat map information displays providing real-time environmental status;
- key performance indicator and benchmarking functions;
- an enhanced device procurement portal;
- enhanced expense handling for corporate, individual and hybrid liable models, including BYOD;
- further machine-to-machine device coverage;
- CMP mobile applications for smart devices; and
- enhanced integration middleware architecture.

We work closely with our customers while developing our software and services and are responsive to their feedback throughout the process. Our customers provide extensive input regarding a wide variety of user experiences, including through our Tangoe User Group, which we then incorporate into our software and services. Our research and development personnel regularly assist our service and support personnel to address customer inquiries, which creates another mechanism for feedback into the development process.

We utilize small development teams dedicated to specific applications that apply a standard architecture with centralized technology oversight to ensure standardization, efficiency and interoperability. Our development teams are comprised of both domestic and international employees and independent contractors. We have built CMP utilizing commercially available software, including Microsoft, Oracle and Red Hat.

Our research and development expenses were $9.3 million, $11.9 million and $16.7 million for 2010, 2011 and 2012, respectively.

Competition

The CLM market is fragmented, competitive and rapidly evolving. We expect to encounter new and evolving competition as this market consolidates and matures and as enterprises become more aware of the advantages and efficiencies that can be attained from the use of specialized software and other technology solutions.

We believe that the principal factors that generally determine a company's competitive advantage in the CLM market include the following:

- ability to deliver asset, expense and usage management globally;
- global scale and capability with local presence, including;
- working knowledge of and processes for handling local tax, regulatory, privacy, supplier and trade matters;
- easily demonstrable cost-effective benefits for customers;
- broad product functionality, vision and ability to provide additional solutions over time;
- rapid deployment and adoption capabilities;
- scalability of systems, business processes and company to handle large volumes of transactions and data effectively and efficiently;
- ability to support large, complex global customer implementations;
- solution bundling and option flexibility during customer purchases;
- ease of use;
- system performance, speed and reliability;
- flexibility and configurability to meet multifaceted customer requirements;
- financial stability and ongoing viability;
- data and process security;
- availability and quality of consulting, training and help-desk services;
- ease of integration with existing applications and data; and
- competitive sales and marketing capabilities.

We believe that we are able to compete effectively in all of these respects.

Currently, we categorize our competition as primarily coming from five sources:

- technology providers of TEM solutions, including Emptoris/Rivermine (IBM companies), MDSL, Vodafone and XIGO (a Dimension Data company);
- technology providers of MDM point solutions, including AirWatch, BoxTone, Good Technology, MobileIron, Sybase (an SAP company) and Zenprise (a Citrix company);

- outsourced service providers selling TEM solutions, including CSC, Orange, Accenture and Vodafone;
- other enterprise software providers, including Ariba (an SAP company) and PAETEC (a Windstream company); and
- solutions developed internally by enterprises.

We compete with technology providers and outsourced service providers selling TEM and/or MDM solutions. Many of our competitors focus on limited or specialized capabilities in one or more aspects of our overall solution such as either fixed or mobile communications, single devices or operating systems, mobile device monitoring, invoice processing, asset procurement, inventory management, bill auditing or contract sourcing. We believe that we are able to compete successfully with these vendors due to our comprehensive, integrated solution, our proven ability to successfully manage large, complex implementations, our scalable software that effectively and efficiently handles large volumes of complex transactions, our ability to rapidly deliver cost-effective benefits to our customers, our ability to innovate and continuously provide additional value-add solutions and our flexibility to meet our customers' complex CLM business challenges.

We also compete with resource management solutions and solutions developed internally by enterprises. Resource management solutions often do not have the functionality or tracking capabilities necessary to meet the requirements of the complex and dynamic communications lifecycle. Similarly, many enterprise legacy databases and software systems were not designed to support the communications lifecycle, and building and maintaining a custom solution often requires extensive financial and technical resources that may not be available or cost-effective for most enterprises.

Some of our actual and potential competitors may enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. For instance, a large communications carrier may develop an MDM solution that is competitive with ours. We believe that our large customer base and our comprehensive and integrated solution position us well to compete effectively in the future.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark, servicemark, trade secret and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have fifteen issued U.S. patents with expiration dates ranging from 2021 to 2029, have filed applications for an additional ten U.S. patents and have filed six additional patent applications in foreign jurisdictions and under the Patent Cooperation Treaty.

We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop software or services with the same functionality as our software and services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our patents, including our pending patents, if granted, may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those issued and pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing those patents. Therefore, the exact benefits of our issued patents and, if issued, our pending patents and the other steps that we have taken to protect our intellectual property cannot be predicted with certainty.

Although the protection afforded by patent, copyright, trademark, servicemark and trade secret law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

- the technological skills of our research and development personnel;
- frequent enhancements to our software and services;
- continued expansion of our proprietary technology; and
- high levels of customer service.

"*Tangoe*" is a registered trademark in the United States and is the subject of trademark applications in twelve other countries and the European Union.

Employees

As of December 31, 2012, we had 1,383 full-time employees, of which 137 were in sales and marketing, 148 were in account management and help desk services, 85 were in implementation and data management services, 55 were in strategic consulting, 722 were in client services, 122 were in research and development and 114 were in general and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Corporate Information

We were incorporated in Delaware under the name TelecomRFQ, Inc. in February 2000 and changed our name to Tangoe, Inc. in December 2001. Our principal executive offices are located at 35 Executive Boulevard, Orange, Connecticut 06477, and our telephone number is (203) 859-9300. Our website address is www.tangoe.com. Information contained on our website is not incorporated by reference into this annual report. We make available free of charge, on or through the Investor Relations section of our website (investor.tangoe.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission.

Item 1A. Risk Factors

Risks Related to Our Business and Our Industry

We have had a history of losses since our incorporation in February 2000.

We were incorporated in February 2000. 2012 was the first fiscal year in which we were profitable. We experienced net losses of $1.8 million in 2010 and $3.0 million in 2011, and net income of $3.0 million in 2012. Although we were profitable for 2012, we cannot predict if we will be able to maintain profitability in the future. We expect to continue making significant future expenditures to develop and expand our business. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to maintain profitability, which we may be unable to do. We may also encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. In addition, the percentage growth rates we achieved in prior periods may not be sustainable and we may not be able to increase our revenue sufficiently in absolute dollars to maintain profitability and we may incur significant losses for the foreseeable future.

If the market for communications lifecycle management services does not grow as we expect, our business will be harmed.

The market for communications lifecycle management, or CLM, services is developing, and it is not certain whether these services will achieve market acceptance and sustain high demand. Some businesses have invested substantial personnel and financial resources into developing internal solutions for CLM, so they may not perceive the benefit of our external solution. If businesses do not perceive the benefits of outsourced CLM services, the CLM market may not continue to develop or may develop more slowly than we expect, either of which would reduce our revenue and profitability.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to:

- our ability to attract new customers, obtain renewals from existing customers and increase sales to existing customers;
- the purchasing and budgeting cycles of our customers;
- changes in our pricing policies or those of our competitors;
- the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;
- service outages or security breaches;
- the timing and success of new service introductions and upgrades by us or our competitors;
- the timing of costs related to the development or acquisition of technologies, services or businesses;
- the financial condition of our customers; and
- general economic, industry and market conditions.

In addition, the accounting treatment of the warrant shares that may become issuable to Dell and of the unvested earn-out shares issued in connection with our acquisition of Anomalous Networks in January 2012 could have an impact on our quarterly operating results. We currently value the warrant shares that are deemed probable of becoming exercisable on a mark-to-market basis until they are earned, and will value the unvested earn-out shares that are deemed probable of becoming vested and earned on a mark-to-market basis until they are vested and earned. Increases or decreases in our stock price will affect the mark-to-market adjustments of the common stock warrant shares and unvested earn-out shares, which will increase or decrease contra-revenue charges. The value of the warrant shares and unvested earn-out shares will fluctuate until the warrant shares are deemed exercisable or the unvested earn-out shares are deemed vested and earned, as the case may be, and the value is fixed. This accounting treatment is applicable whether or not our Dell or Anomalous related revenue actually increases or decreases in line with the market value of our common stock, and thus could cause significant fluctuations in our quarterly operating results.

Because we collect and recognize revenue over the terms of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

We collect and recognize revenue from our customers over the terms of their customer agreements with us. As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in our revenue for that quarter and would negatively affect our revenue in future quarters. Consequently, the aggregate effect of significant downturns in sales of our solution would not be fully reflected in our results of operations until future periods. For instance, as a result of the financial crisis in the second half of 2008, we experienced a higher-than-normal cancellation rate in the first three months of 2009, much of which was attributable to customers that had gone out of business. As a result of such cancellations, our total revenue for the following periods was negatively affected. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is generally collected and recognized over the applicable contract term.

If we are unable to retain our existing customers, our revenue and results of operations would grow more slowly than expected or decline and results of operations would be impaired.

We sell our on-demand software products and related services pursuant to agreements that are generally two to five years in duration, and have in some cases acquired businesses with customer contracts with shorter terms. Our customers have no obligation to renew their agreements after their terms expire and some of our customers may terminate their agreements for convenience. These agreements may not be maintained or renewed on the same or on more profitable terms. As a result, our ability to both maintain and grow our revenue depends in part on customer renewals. We may not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our software products, the prices of our software products, the prices of products and services offered by our competitors or reductions in our customers' spending levels. In addition, customers that are acquired by companies using competing service offerings may be required to begin using those competing service offerings, rather than renew their license arrangements with us. If our customers do not renew their agreements for our software products, renew on less favorable terms, or do not purchase additional functionality, our revenue may grow more slowly than expected or decline.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

The CLM market is highly fragmented, competitive and rapidly evolving. We compete with other technology and outsourced service providers selling telecommunications expense management and/or mobile technology and device management solutions as well as with solutions developed internally by enterprises seeking to manage their communications expenses and assets. We compete with other technology and outsourced service providers primarily on the basis of customer references, ability to deliver, breadth of solution and pricing. We and other technology and outsourced service providers compete with internally developed CLM solutions primarily on the basis of the relative cost of implementing a third-party solution as compared to inefficiencies or lack of functionality in internally developed CLM solutions.

The intensity of competition in the CLM market has resulted in pricing pressure as the market has developed. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies, which could include mobile technology and solution providers and one or more large communications carriers, enter our market. Some of these competitors, such as large communications carriers, may offer telecommunications expense management and/or mobile device management solutions as part of a broad outsource offering for mobile communications services. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solution to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be harmed.

Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

Industry consolidation may result in increased competition.

The CLM market is highly fragmented, and we believe that it is likely that some of our existing competitors will consolidate or will be acquired. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships, such as with Vodafone's acquisitions of TnT Expense Management and Quickcomm in October 2010, Emptoris' acquisition of Rivermine in January 2011 and the subsequent acquisition of Emptoris/Rivermine by IBM in February 2012 and Dimension Data's acquisition of Xigo in December 2012. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. In addition, combinations such as IBM's acquisition of Emptoris/Rivermine may result in situations in which we may begin to compete in some CLM offerings with companies with which we have partnerships or strategic relationships. Any of the competitive pressures described above could result in a substantial loss of customers or a reduction in our revenue.

We are currently migrating to our platforms the customers of several businesses that we recently acquired and we may in the future expand by acquiring or investing in other businesses, which may divert our management's attention and consume resources that are necessary to sustain our business.

We are currently migrating the customers of HCL-EMS, ProfitLine and Symphony, which we acquired during 2011 and 2012. While to date we have successfully migrated a number of these customers, there can be no assurance that we will complete the migration in a timely manner or at all and the cost of such migration may be more significant than we have estimated.

Our business strategy includes the potential future acquisition of, or investment in, complementary businesses, services or technologies. These acquisitions, investments or new business relationships may result in unforeseen difficulties and expenditures. We may encounter difficulties assimilating or integrating the businesses, technologies, products, services, personnel or operations of companies we have acquired or companies that we may in the future acquire. These difficulties may arise if the key personnel of the acquired company choose not to work for us, the company's technology or services do not easily integrate with ours or we have difficulty retaining the acquired company's customers due to changes in its management or for other reasons. These acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. In addition, any future acquisition may require us to:

- issue additional equity securities that would dilute our stockholders;
- use cash that we may need in the future to operate our business;
- incur debt on terms unfavorable to us or that we are unable to repay;
- incur large charges or substantial liabilities; or
- become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

If any of these risks materializes, our business and operating results would be harmed.

Our sales cycles can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

Our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale, is often lengthy and unpredictable. Some of our potential customers already have partial CLM solutions in place under fixed-term contracts, which limits their ability to commit to purchase our solution in a timely fashion. In addition, our potential customers typically undertake a significant evaluation process that can last six to nine months or more and which requires us to expend substantial time, effort and money educating them about the capabilities of our offerings and the potential cost savings they can bring to an organization. Furthermore, the purchase of our solution typically also requires coordination and agreement across many departments within a potential customer's organization, which further contributes to our lengthy sales cycle. As a result, we have limited ability to forecast the timing and size of specific sales. Any delay in completing, or failure to complete, sales in a particular quarter or year could harm our business and could cause our operating results to vary significantly.

If a communications carrier prohibits customer disclosure of communications billing and usage data to us, the value of our solution to customers of that carrier would be impaired, which may limit our ability to compete for their business.

Certain of the software functionality and services we offer depend on our ability to access a customer's communications billing and usage data. For example, our ability to offer outsourced or automated communications bill auditing, billing dispute resolution, bill payment, cost allocation and expense optimization depends on our ability to access this data. If a communications carrier were to prohibit its customers from disclosing this information to us, those enterprises would only be able to use these billing-related aspects of our solution on a self-serve basis, which would impair the value of our solution to those enterprises. This in turn could limit our ability to compete with the internally developed CLM solutions of those enterprises, require us to incur additional expenses to license access to that billing and usage data from the communications carrier, if such a license is made available to us at all, or put us at a competitive disadvantage against any third-party CLM service provider that licenses access to that data.

Our long-term success depends, in part, on our ability to expand the sales of our solution to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We are currently expanding our international sales and operations, including through the acquisition of Anomalous Networks, based in Canada, ttMobiles, based in the United Kingdom and the Symphony TEM Business with operations in India, and through the expansion of our presence in the Netherlands, Australia and Latin America. This international expansion will subject us to new risks that we have not faced in the United States and the countries in which we currently conduct business. These risks include:

- continued geographic localization of our software products, including translation into foreign languages and adaptation for local practices and regulatory requirements;
- lack of familiarity with and unexpected changes in foreign regulatory requirements;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international implementations and operations;
- challenges in integrating our software with multiple country-specific billing or communications support systems for international customers;
- challenges in providing procurement, help desk and fulfillment capabilities for our international customers;
- fluctuations in currency exchange rates;
- potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;
- the burdens of complying with a wide variety of foreign laws and legal standards;
- increased financial accounting and reporting burdens and complexities;
- potentially slower adoption rates of CLM services internationally;
- political, social and economic instability abroad, terrorist attacks and security concerns in general; and
- reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Further expansion into international markets could require us to comply with additional billing, invoicing, communications, data privacy and similar regulations, which could make it costly or difficult to operate in these markets.

Many international regulatory agencies have adopted regulations related to where and how communications bills may be sent and how the data on such bills must be handled and protected. For instance, certain countries, such as Germany, restrict communications bills from being sent outside of the country, either physically or electronically, and certain countries, such as Brazil, Germany, Italy and Spain, require that certain information be encrypted or redacted before bills may be transmitted electronically. These regulations vary from jurisdiction to jurisdiction and international expansion of our business could subject us to additional similar regulations. Failure to comply with these regulations could result in significant monetary penalties and compliance with these regulations could require expenditure of significant financial and administrative resources.

In addition, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Our failure to comply with applicable privacy laws and regulations or any security breakdown that results in the unauthorized release of personally identifiable information or other customer data could result in fines or proceedings by governmental agencies or private individuals, which could harm our results of operations.

If we fail to effectively manage and develop our strategic relationships with our channel partners, or if those third parties choose not to market and sell our solution, our operating results would suffer.

The successful implementation of our strategic goals is dependent in part on strategic relationships with our channel partners to offer our solution to a larger customer base than we can reach through our current direct sales and marketing efforts. Some of our strategic relationships are relatively new and, therefore, it is uncertain whether these third parties will be able to market and sell our solution successfully or provide the volume and quality of customers that we currently expect.

Our success depends in part on the ultimate success of our channel partners and their ability to market and sell our solution. Some of these third parties have previously entered, and may in the future enter, into strategic relationships with our competitors. For example, IBM acquired Emptoris in February 2012, and Rivermine is a subsidiary of Emptoris. Further, many of our channel partners have multiple strategic relationships and they may not regard us as significant to their businesses. Our channel partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our solution. Our channel partners also may interfere with our ability to enter into other desirable strategic relationships.

If we are unable to manage and develop our strategic relationships, our potential customer base may grow more slowly than we anticipate and we may have to devote substantially more resources to the distribution, sales and marketing of our solution, which would increase our costs and decrease our earnings.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 347 at December 31, 2008, to 439 at December 31, 2009, to 541 at December 31, 2010, to 1,004 at December 31, 2011 and to 1,383 at December 31, 2012, and our total revenue from $37.5 million in 2008, to $55.9 million in 2009, to $68.5 million in 2010, to $104.9 million in 2011 and to $154.5 million in 2012. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Growing and managing a global organization and a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our founder, President and Chief Executive Officer, and none of these individuals is party to an employment agreement with us. The replacement of these individuals likely would involve expenditure of significant time and financial resources, and their loss might significantly delay or prevent the achievement of our business objectives.

We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We face intense competition for qualified individuals from numerous technology, software and communications companies. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires may require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our software manages and interfaces with our customers' mission-critical networks and systems. Disruptions in the functioning of these networks and systems caused by our software could subject us to substantial liability and damage our reputation.

We assist our customers in the management of their mission-critical communications networks and systems and our software directly interfaces with these networks and systems as well as with enterprise resource planning and other enterprise software and systems. Failures of software could result in significant interruptions in our customers' communications capabilities and enterprise operations. For example, unknown defects in our mobile device management software, or unknown incompatibilities of this software with our customers' mobile devices, could result in losses of functionality of these devices. If such interruptions occur, we may not be able to remedy them in a timely fashion and our customers' ability to operate their enterprises could be severely compromised. Such interruptions could cause our customers to lose revenue and could damage their reputations. In turn, these disruptions could subject us to substantial liabilities and result in irreparable damage to our reputation, delays in payments from our customers or refusals by our customers to make such payments, any of which could harm our business, financial condition or results of operations.

The emergence of one or more widely used, standardized communications devices or billing or operational support systems could limit the value and operability of our solution and our ability to compete with the manufacturers of such devices or the carriers using such systems in providing CLM services.

Our solution derives its value in significant part from our software's ability to interface with and support the interoperation of diverse communications devices, billing systems and operational support systems. The emergence of a single or a small number of widely used communications devices, billing systems or operational support systems using consolidated, consistent sets of standardized interfaces for the interaction between communications service providers and their enterprise customers could significantly reduce the value of our solution to our customers and potential customers. Furthermore, any such communications device, billing system or operational support system could make use of proprietary software or technology standards that our software might not be able to support. In addition, the manufacturer of such device, or the carrier using such billing system or operational support system, might actively seek to limit the interoperability of such device, billing system or operational support system with our software products for competitive or other reasons. The resulting lack of compatibility of our software products would put us at a significant competitive disadvantage, or entirely prevent us from competing, in that segment of the potential CLM market if such manufacturer or carrier, or its authorized licensees, were to develop one or more CLM solutions competitive with our solution.

A continued proliferation and diversification of communications technologies or devices could increase the costs of providing our software products or limit our ability to provide our software products to potential customers.

Our ability to provide our software products is dependent on the technological compatibility of our systems with the communications infrastructures and devices of our customers and their communications service providers. The development and introduction of new communications technologies and devices requires us to expend significant personnel and financial resources to develop and maintain interoperability of our software products with these technologies and devices. The communications industry has recently been characterized by rapid change and diversification in both product and service offerings. Continued proliferation of communications products and services could significantly increase our research and development costs and increase the lag time between the initial release of new technologies and products and our ability to provide support for them in our software products, which would limit the potential market of customers that we have the ability to serve.

We may not successfully develop or introduce new and enhanced software and service offerings, and as a result we may lose existing customers or fail to attract new customers and our revenue may suffer.

Our future financial performance and revenue growth depend upon the successful development, introduction and customer acceptance of new and enhanced versions of our software and service offerings. We are continually seeking to develop and acquire enhancements to our solution as well as new offerings to supplement our existing solution and we are subject to all of the risks inherent in the development and integration of new technologies, including unanticipated performance, stability, and compatibility problems, any of which could result in material delays in introduction and acceptance, significantly increased costs, adverse publicity and loss of sales. If we are unable to deliver new solutions or upgrades or other enhancements to our existing solution on a timely and cost-effective basis, our business will be harmed.

We may not be able to respond to rapid technological changes with new software products and services, which could harm our sales and profitability.

The CLM market is characterized by rapid technological change and frequent new product and service introductions, driven in part by frequent introductions of new technologies and devices in the communications industry, frequent changes in, and resulting inconsistencies between, the billing platforms utilized by major communications carriers and the changing demands of customers regarding the means of delivery of CLM solutions. To achieve and maintain market acceptance for our solution, we must effectively anticipate these changes and offer software products and services that respond to them in a timely manner. Customers may require features and capabilities that our current solution does not have. If we fail to develop software products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our agreements with existing customers and our ability to create or increase demand for our solution will be harmed.

Actual or perceived breaches of our security measures could diminish demand for our solution and subject us to substantial liability.

In the processing of communications transactions, we receive, transmit and store a large volume of sensitive customer information, including call records, billing records, contractual terms, and financial and payment information, including credit card information, and we have entered into contractual obligations to maintain the confidentiality of certain of this information. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations and any such lapse in security could expose us to litigation, substantial contractual liabilities, loss of customers or damage to our reputation or could otherwise harm our business. We incur significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches.

If customers believe that our systems and software products do not provide adequate security for the storage of confidential information or its transmission over the Internet or corporate extranets, or are otherwise inadequate for Internet or extranet use, our business will be harmed. Customers' concerns about security could deter them from using the Internet to conduct transactions that involve confidential information, including transactions of the types included in our solution, so our failure to prevent security breaches, or the occurrence of well-publicized security breaches affecting the Internet in general, could significantly harm our business and financial results.

If we are unable to protect our intellectual property rights and other proprietary information, it will reduce our ability to compete for business.

If we are unable to protect our intellectual property rights and other proprietary information, our competitors could use our intellectual property to market software products similar to our own, which could decrease demand for our solution. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights and proprietary information, all of which provide only limited protection. . We have fifteen issued patents and sixteen patent applications pending. We cannot assure you that our issued patents, any patents that may issue from our patent applications pending or any other intellectual property rights that we currently hold or may in the future acquire will prove to be enforceable in actions against alleged infringers or otherwise provide sufficient protection of any competitive advantages that we may have. In addition, any action that we take to enforce our patents or other intellectual property rights may be costly, time-consuming and a significant diversion of management attention from the continued growth and development of our business.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, copyright, trademark, service mark and trade secret protection may not be available in every country in which we offer our software products.

Assertions by a third party that our software products or technology infringes its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

There is frequent litigation in the communications and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly traded company, the possibility of intellectual property rights claims against us may grow. These claims, whether or not successful, could:

- divert management's attention;
- result in costly and time-consuming litigation;
- require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

- require us to redesign our software products to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and impair our business.

In addition, although we have licensed proprietary technology, we cannot be certain that the owners' rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our customer agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from purchasing our software products or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

We outsource certain of our research and development activities to third-party contractors, and a loss of or deterioration in these relationships could adversely affect our ability to introduce new software products or enhancements in a timely fashion.

Certain of our research and development activities are carried out by third-party contractors, located both in the United States and abroad. The loss of or deterioration in any of these relationships for any reason could require us to establish alternative relationships or to complete these research and development activities using our internal research and development staff, either of which could result in increased costs to us and impair our ability to introduce new software products or enhancements in a timely fashion. Our use of such third-party contractors also increases the risk that our intellectual property could be misappropriated or otherwise disclosed to our competitors, either of which could harm our competitiveness and harm our future revenue.

Defects or errors in our software products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

Our software products are highly complex and may contain undetected defects or errors, including defects and errors arising from the work of our outsourced development teams, that may result in product failures or otherwise cause our software products to fail to perform in accordance with customer expectations. Because our customers use our software products for important aspects of their businesses, any defects or errors in, or other performance problems with, our software products could hurt our reputation and may damage our customers' businesses. If that occurs, we could lose future sales or our existing customers could elect to not renew their customer agreements with us. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources from software enhancements. If our software products fail to perform or contain a technical defect, a customer might assert a claim against us for damages. We may not have contractual limitations on damages claims that could be asserted against us. Whether or not we are responsible for our software's failure or defect, we could be required to spend significant time and money in litigation, arbitration or other dispute resolution, and potentially pay significant settlements or damages.

We use a limited number of data centers to deliver our software products. Disruption of service at these facilities could harm our business.

We host our software products and serve all of our customers from eleven third-party data center facilities. We do not control the operation of these facilities. American Internet Services operates our data center in San Diego, California; AT&T operates our data centers in Secaucus, New Jersey and the

Netherlands; Data Foundry operates our data center in Austin, Texas; iWeb Technologies operates our data center in Montreal, Canada; NTT Communications operates one of our data centers in Slough, United Kingdom and our data center in London, United Kingdom; FireHost operates our other data center in Slough, United Kingdom; Amazon Web Services operates our data center in Sydney, Australia; Verizon Business operates our data center in Billerica, Massachusetts; and SunGard operates our data center in Nashville, Tennessee. Our agreements for the use of these data center facilities vary in term length, some being month-to-month and others expiring during 2013, 2014 and 2015. The owners of these facilities have no obligation to continue such arrangements beyond their current terms, which are as short as the current month in the case of month-to-month arrangements, nor are they obligated to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to continue such arrangements or renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities and we may incur significant costs in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our software products could harm our reputation and damage our business. Interruptions in the availability of our software products might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

While we take precautions such as data redundancy, back-up and disaster recovery plans to prevent service interruptions, our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, communications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our software products.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal control over financial reporting constitutes a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act., our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year and to report on this evaluation in our Annual Report on Form 10-K for the year. In addition, so long as we remain an accelerated filer or a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC, our independent registered public accounting firm will be required to audit our management's annual evaluation of internal control over financial reporting and report on this audit in our Annual Report on Form 10-K for the year. If we are not able to comply with the requirements of Section 404 , or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material, the market price of our stock may decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities.

The technologies in our software products may be subject to open source licenses, which may restrict how we can use or distribute our software products or require that we release the source code of our software products subject to those licenses.

Certain of our software products incorporate so-called "open source" software, and we may incorporate further open source software into our software products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our software products that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our software products that contain the open source software and required to comply with the foregoing conditions.

We provide minimum service-level commitments to many of our customers, and our inability to meet those commitments could result in significant loss of customers, harm to our reputation and costs to us.

Many of our customer agreements currently, and may in the future, require that we meet minimum service level commitments regarding items such as platform availability, invoice processing speed and order processing speed. If we are unable to meet the stated service level commitments under these agreements many of our customers will have the right to terminate their agreements with us and we may be contractually obligated to provide our customers with credits or pay other penalties. If our software products are unavailable for significant periods of time we may lose a substantial number of our customers as a result of these contractual rights, we may suffer harm to our reputation and we may be required to provide our customers with significant credits or pay our customers significant contractual penalties, any of which could harm our business, financial condition, results of operations.

Risks Related to Ownership of Our Common Stock

Insiders have substantial control over us and will be able to influence corporate matters.

As of March 7, 2013, our directors and executive officers and their affiliates beneficially owned, in the aggregate, approximately 22.6% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our software products could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our software products;

- continue to expand our research and development and sales and marketing efforts;
- acquire complementary technologies, products or businesses;
- expand our operations, in the United States or internationally;
- hire, train and retain employees; or
- respond to competitive pressures or unanticipated working capital requirements.

An active trading market for our common stock may not be sustained, and investors may not be able to resell their shares at or above the price at which such shares were purchased.

Although we have listed our common stock on The NASDAQ Global Select Market, an active trading market for our shares may not be sustained. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the prices at which they acquired their shares or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock may decrease.

The market price of our common stock may be subject to significant fluctuations. Our stock price is volatile, and from July 27, 2011, the first day of trading of our common stock, to March 7, 2013, the trading prices of our stock have ranged from $8.01 to $23.05 per share. As a result of this volatility, investors may not be able to sell their common stock at or above the price they paid for it. Some of the factors that may cause the market price of our common stock to fluctuate include:

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in estimates of our financial results or recommendations by securities analysts;
- failure of any of our software products to achieve or maintain market acceptance;
- changes in market valuations of similar companies;
- success of competitive products or services;
- changes in our capital structure, such as future issuances of securities or the incurrence of debt;
- announcements by us or our competitors of significant products, services, contracts, acquisitions or strategic alliances;
- regulatory developments in the United States, foreign countries or both;
- litigation involving our company, our general industry or both;
- additions or departures of key personnel;
- general perception of the future of the CLM market or our software products;
- investors' general perception of us; and
- changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. Our outstanding shares of common stock may be freely sold in the public market at any time to the extent permitted by Rules 144 and 701 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or to the extent such shares have already been registered under the Securities Act and are held by non-affiliates of ours.

In addition, as of March 7, 2013, there were 6,993,690 shares subject to outstanding options and 667,016 shares subject to issuance on vesting of outstanding restricted stock units, all of which we have registered under the Securities Act on a registration statement on Form S-8. These shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, to the extent applicable. Furthermore, as of March 7, 2013 there were 24,197 shares subject to outstanding warrants. These shares will become eligible for sale in the public market to the extent such warrants are exercised as permitted by any applicable vesting requirements and Rules 144 and 701 under the Securities Act. Moreover, holders of a substantial portion of our outstanding common stock and warrants to purchase common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations regarding our stock or if others publish or disseminate unfavorable reports or analyses regarding us, our business, our market or our stock, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendations regarding our stock, or provide relatively more favorable recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If others publish or disseminate unfavorable reports or analyses about us, our business, our markets or our stock, our stock price could decline.

Our management will have broad discretion over the use of our cash reserves and might not use such funds in ways that increase the value of your investment.

Our management will have broad discretion to use our cash reserves, if any, and you will be relying on the judgment of our management regarding the application of these funds. Our management might not apply these funds in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these cash reserves. You will not have the opportunity to influence our decisions on how to use our cash reserves.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;
- limiting the liability of, and providing indemnification to, our directors and officers;
- limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;
- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;
- limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and
- providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters are located in Orange, Connecticut, where we lease approximately 66,000 square feet. We use this facility for administration, sales and marketing, research and development and customer operations. We lease other facilities throughout the United States as well as in Australia, Canada, China, the Netherlands and the United Kingdom for administration, sales and marketing, research and development and operations and support. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Item 3. Legal Proceedings

We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial statements.

On March 1, 2013, Lewis Stein, a purported purchaser of our common stock, filed a complaint in the United States District Court for the District of Connecticut against us, our President and Chief Executive Officer and our Chief Financial Officer, *Stein v. Tangoe, Inc., Albert R. Subbloie, Jr. and Gary R. Martino*. The plaintiff alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 10b-5 promulgated under the Exchange Act. The plaintiff seeks to represent a class of purchasers of our common stock from December 20, 2011 through September 5, 2012, and alleges that during this period the market price of our common stock was inflated by false or misleading statements principally concerning the results of our business. The outcome of this matter is not presently determinable.

On March 15, 2013, Calvin Rector, a purported purchaser of our common stock, filed a complaint in the United States District Court for the District of Connecticut against us, our President and Chief Executive Officer and our Chief Financial Officer, *Rector v. Tangoe, Inc., Albert R. Subbloie, Jr. and Gary R. Martino*. The plaintiff alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act. The plaintiff seeks to represent a class purchasers of our common stock from December 20, 2011 through September 5, 2012, and alleges that during this period the market price of our common stock was inflated by false or misleading statements principally concerning the results of our business. The outcome of this matter is not presently determinable.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed on The NASDAQ Global Market, or alternatively The NASDAQ Global Select Market, under the symbol "TNGO" since July 27, 2011. Prior to that date, there was no public market for our common stock. As a result, we have only set forth quarterly information with respect to the high and low intraday sales prices of our common stock for the quarters during the year ended December 31, 2011 following our initial public offering and for the four quarters during the year ended December 31, 2012.

	High	Low
Fiscal Year Ended December 31, 2011		
Third Quarter (beginning July 27, 2011)	$14.43	$ 8.01
Fourth Quarter	$16.41	$10.51

	High	Low
Fiscal Year Ended December 31, 2012		
First Quarter	$20.05	$14.03
Second Quarter	$23.05	$15.31
Third Quarter	$22.60	$12.61
Fourth Quarter	$14.96	$11.53

Holders

At March 7, 2013, there were 106 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors our board deems relevant.

Recent Sales of Unregistered Securities

Set forth below is information regarding our grants of warrants and our issuances of shares upon the exercise of warrants, as well as our other issuances of shares of our common stock, in each case during 2012, to the extent such transactions were not registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, including the consideration, if any, received by us in connection with these transactions.

(a) Warrant Grants and Exercises:

(1) On January 25, 2012, we issued 6,844 shares of common stock to Comerica Ventures, Inc., pursuant to the cashless exercise feature of a warrant we had granted to it on March 28, 2005.

(2) On January 26, 2012, we issued 36,725 shares of common stock to ORIX Venture Finance LLC pursuant to the cashless exercise feature of a warrant we had granted to it

on March 9, 2007 and a further 117,295 shares of common stock pursuant to the cashless exercise feature of a warrant we had granted to it on January 21, 2011.

(3) On January 26, 2012, we issued 159,521 shares of common stock to ORIX Finance Equity Investors, LP pursuant to the cashless exercise feature of a warrant we had granted to it on July 28, 2008.

(4) On February 15, 2012, we issued an aggregate of 72,662 shares of common stock to Venture Lending & Leasing IV, LLC pursuant to the cashless exercise features of two warrants we had granted to it on March 9, 2007.

(5) On March 27, 2012, we issued 5,013 shares of common stock to The Bank of Southern Connecticut pursuant to the cashless exercise feature of a warrant we had granted to it on November 17, 2005.

(6) On June 6, 2012, we issued 22,714 shares of common stock to Daniel Riscalla, pursuant to an exercise of a warrant we had granted to him on March 12, 2008. We received proceeds of $28,000 related to this warrant exercise.

(7) On September 10, 2012, we issued a warrant to purchase 10,000 shares of common stock at an exercise price of $14.02 to a consultant in connection with our engagement of the consultant to provide services to us. The warrant vests over four years, subject to the continuous service of the consultant.

(8) On September 15, 2012, we issued 28,393 shares of common stock to Albert R. Subbloie, Jr., our President and Chief Executive Officer, pursuant to an exercise of a warrant we had granted to him on November 17, 2005. We received proceeds of $64,000 related to this warrant exercise.

(9) On December 13, 2012, we issued 710 shares of common stock to Leonard J. Goldberg, pursuant to an exercise of a warrant we had granted to him on May 23, 2006. We received proceeds of $1,600 related to this warrant exercise.

These warrants were granted, and the shares issued upon these warrant exercises were issued, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act. No underwriters were involved in any such issuances.

(b) Other Issuances of Shares:

On January 10, 2012, we issued an aggregate of 298,392 shares of common stock, of which 132,617 shares were subject to further vesting, to certain of the former shareholders of Anomalous Networks Inc., which we refer to as Anomalous, in connection with our purchase of all of the outstanding equity of Anomalous. These shares were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act, and, in certain cases, in reliance on Regulation S promulgated under the Securities Act. No underwriters were involved in any such issuances.

Use Of Proceeds

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information about our repurchases of equity securities during the periods indicated that are registered by us pursuant to Section 12 of the Securities Exchange Act of 1934, as amended:

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program(1)
October 1, 2012 - October 31, 2012	—	$ 0.00	—	$20,000,000
November 1, 2012 - November 30, 2012	—	$ 0.00	—	$20,000,000
December 1, 2012 - December 31, 2012	357,751	$12.29	357,751	$15,603,939
Total	357,751	$12.29	357,751	$15,603,939

(1) On November 28, 2012, we announced that our board of directors had authorized a share repurchase program under which we may repurchase up to $20 million of our outstanding common stock on the open market or in privately negotiated transactions.

(2) The Average Price Paid per Share includes broker commissions.

Performance Graph

The following graph compares the relative performance of our common stock, the NASDAQ Composite Index and the NASDAQ Computer & Data Processing Index. This graph covers the period from July 27, 2011 (date of the listing of our common stock on the NASDAQ Global Market in connection with our initial public offering) through December 31, 2012. The graph assumes the investment of $100.00 on July 27, 2011 in our common stock, the NASDAQ Composite Index and the NASDAQ Computer & Data Processing Index, and assumes any dividends are reinvested.

COMPARISON OF 17 MONTH CUMULATIVE TOTAL RETURN*
Among Tangoe, Inc., the NASDAQ Composite Index,
and the NASDAQ Computer & Data Processing Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/27/11
9/11
12/11
3/12
6/12
9/12
12/12
Tangoe, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

* $100 invested on 7/27/11 in stock or 7/31/11 in index, including reinvestment of dividends. Fiscal year ending December 31.

Company/Index	7/27/11	9/30/11	12/31/11	3/31/12	6/30/12	9/30/12	12/31/12
Tangoe, Inc.	$100.00	$97.08	$132.19	$161.08	$182.92	$112.70	$101.89
NASDAQ Composite	100.00	84.92	92.31	109.58	106.75	112.42	107.77
NASDAQ Computer & Data Processing	100.00	88.37	94.96	110.82	105.59	111.69	108.80

Item 6. Selected Financial Data

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing in Part II, Item 8 of this Annual Report on Form 10-K, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in Part II, Item 7 of this Annual Report on Form 10-K and the other financial information appearing elsewhere in this Annual Report on Form 10-K. We have derived the statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements, which are included in this Annual Report on Form 10-K. We have derived the statement of operations data for the years ended December 31, 2008 and 2009 and balance sheet data as of December 31, 2008, 2009 and 2010 from our audited financial statements not included in this Annual Report on Form 10-K. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,				
	2008	2009	2010	2011	2012
	(dollars in thousands, except per share amounts)				
Revenue:					
Recurring technology and services	$ 27,839	$46,005	$57,703	$ 93,671	$137,979
Strategic consulting, software licenses and other	9,687	9,912	10,771	11,270	16,533
Total revenue	37,526	55,917	68,474	104,941	154,512
Cost of revenue:					
Recurring technology and services	14,720	20,538	26,349	44,814	63,976
Strategic consulting, software licenses and other	3,043	4,360	3,874	5,165	6,627
Total cost of revenue(1)	17,763	24,898	30,223	49,979	70,603
Gross profit	19,763	31,019	38,251	54,962	83,909
Operating expenses:					
Sales and marketing(1)	7,824	9,793	12,281	16,648	24,840
General and administrative(1)	9,134	9,547	11,709	17,777	29,317
Research and development(1)	5,849	8,070	9,321	11,860	16,696
Depreciation and amortization	2,709	3,537	3,529	4,551	8,666
Restructuring charge	—	—	—	1,549	—
(Loss) income from operations	(5,753)	72	1,411	2,577	4,390
Other income (expense), net:					
Interest expense	(1,163)	(2,224)	(2,007)	(3,047)	(943)
Interest income	46	46	19	45	80
Other income (expense)	—	—	3	—	(9)
Increase in fair value of warrants for redeemable convertible preferred stock	(66)	(184)	(884)	(1,996)	—
(Loss) income before income tax provision	(6,936)	(2,290)	(1,458)	(2,421)	3,518
Income tax provision	23	264	294	534	480
Net (loss) income	(6,959)	(2,554)	(1,752)	(2,955)	3,038
Preferred dividends	(3,162)	(3,714)	(3,715)	(2,168)	—
Deemed dividend for redemption of stock	(1,526)	—	—	—	—
Accretion of redeemable convertible preferred stock	(62)	(64)	(64)	(37)	—
(Loss) income applicable to common stockholders	$(11,709)	$(6,332)	$(5,531)	$ (5,160)	$ 3,038
(Loss) income per common share:					
Basic	$ (2.89)	$ (1.47)	$ (1.26)	$ (0.31)	$ 0.08
Diluted	$ (2.89)	$ (1.47)	$ (1.26)	$ (0.31)	$ 0.08
Weighted average number of common share:					
Basic	4,046	4,311	4,399	16,412	36,492
Diluted	4,046	4,311	4,399	16,412	39,870
Other financial data:					
Adjusted EBITDA(2)	$ (1,116)	$ 4,358	$ 6,894	$ 12,749	$ 22,296

(1) Includes stock-based compensation as follows:

	Years Ended December 31,				
	2008	2009	2010	2011	2012
	(dollars in thousands)				
Cost of revenue:					
Stock-based compensation	$ 51	$ 115	$ 323	$ 669	$1,347
Sales and marketing:					
Stock-based compensation	141	216	425	1,201	2,133
General and administrative:					
Stock-based compensation	1,695(a)	329	1,032	1,934	5,105
Research and development:					
Stock-based compensation	41	89	148	176	580
Total stock-based compensation	$1,928	$ 749	$1,928	$3,980	$9,165
Amortization of intangibles:					
Acquisition-related intangibles amortization	$1,767	$2,316	$2,276	$2,960	$6,669

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2) We define Adjusted EBITDA as net income (loss) plus interest expense, other expense, income tax provision, depreciation and amortization, amortization of marketing agreement intangible assets, stock-based compensation expense, increase in fair value of warrants for redeemable convertible preferred stock and restructuring charge less amortization of leasehold interest, interest income and other income. Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP

financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

- Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision, depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;
- securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and
- we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $1,928,000, $749,000, $1,928,000, $3,980,000 and $9,165,000 for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively. Included in the year ended December 31, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

Our management uses Adjusted EBITDA:

- as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;
- for planning purposes, including the preparation of our annual operating budget;
- to evaluate the effectiveness of our business strategies; and
- in communications with our board of directors concerning our financial performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect interest expense or interest income;
- Adjusted EBITDA does not reflect cash requirements for income taxes; and
- Adjusted EBITDA may not be calculated similarly from company to company.

The following table represents a reconciliation of Adjusted EBITDA to net (loss) income, the most comparable GAAP measure, for each of the periods indicated.

Reconciliation of Adjusted EBITDA to Net (Loss) Income	Years Ended December 31,				
	2008	2009	2010	2011	2012
	(dollars in thousands)				
Net (loss) income	$(6,959)	$(2,554)	$(1,752)	$(2,955)	$ 3,038
Interest expense	1,163	2,224	2,007	3,047	943
Interest income	(46)	(46)	(19)	(45)	(80)
Income tax provision	23	264	294	534	480
Depreciation and amortization	2,709	3,537	3,529	4,551	8,666
Amortization of marketing agreement intangible assets	—	—	26	92	174
Amortization of leasehold interest	—	—	—	—	(99)
Stock-based compensation expense	1,928	749	1,928	3,980	9,165
Other (income) expense	—	—	(3)	—	9
Restructuring charge	—	—	—	1,549	—
Increase in fair value of warrants for redeemable convertible preferred stock	66	184	884	1,996	—
Adjusted EBITDA	$(1,116)	$ 4,358	$ 6,894	$12,749	$22,296

Balance sheet data:	2008	2009	2010	2011	2012
	(dollars in thousands)				
Cash and cash equivalents	$ 6,554	$ 6,163	$ 5,913	$ 43,407	$ 50,211
Accounts receivable, net	11,384	11,517	14,295	25,311	38,309
Working capital (excluding deferred revenue-current portion)(1)	6,452	4,524	8,591	48,572	47,993
Intangible assets	16,422	16,843	15,785	28,800	44,249
Goodwill	16,191	17,636	17,636	36,266	65,825
Total assets	54,874	56,078	58,744	140,862	207,268
Accounts payable and accrued expenses	5,547	5,143	6,667	13,666	21,163
Deferred revenue-current portion	6,228	6,881	8,304	9,051	9,648
Notes payable, including current portion	22,016	21,331	18,122	16,194	22,574
Redeemable convertible preferred stock	53,826	57,604	61,441	—	—
Stockholders' (deficit) equity	(35,482)	(39,032)	(42,022)	96,589	148,620

(1) These amounts are derived by taking the working capital (deficit) of $224 for 2008, $(2,357) for 2009, $287 for 2010, $39,521 for 2011 and $38,345 for 2012, and excluding deferred revenue—current portion, which is a non-cash obligation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, include forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" and "Forward-Looking Statements" sections of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tangoe is a leading global provider of communications lifecycle management, or CLM, software and services to a wide range of large and medium-sized commercial enterprises and governmental agencies. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, mobile device management, real-time telecommunications expense management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

We designed our business model to sell recurring technology and services leveraging our Communications Management Platform. We review four key business metrics to help us monitor the performance of our business model and to identify trends affecting our business. The measures that we believe are the primary indicators of our quarterly and annual performance are as follows:

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) plus interest expense, other expense, income tax provision, depreciation and amortization, amortization of marketing agreement intangible assets, stock-based compensation expense and increase in fair value of warrants for redeemable convertible preferred stock; less amortization of leasehold interest, interest income and other income, and also include in Adjusted EBITDA adjustments for other non-cash and non-recurring items applicable for the periods presented. Our management uses Adjusted EBITDA to measure our operating performance because it does not include the impact of items not directly resulting from our core business and certain non-cash expenses such as depreciation and amortization and stock-based compensation. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use Adjusted EBITDA in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Adjusted EBITDA is not calculated in accordance with generally accepted accounting principles in the United States of America, or GAAP, and is not a substitute for or superior to financial measures determined in accordance with GAAP. Other companies in our industry may calculate Adjusted EBITDA in a manner differently from us, which reduces its usefulness as a comparative measure. Our Adjusted EBITDA has increased annually for each fiscal year since 2007 and we expect it to continue to increase in our fiscal year ending December 31, 2013. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see footnote 2 to the "Selected Financial Data" section of this Annual Report on Form 10-K.

Recurring technology and services revenue growth. In 2006, we began a strategic initiative to transition our business model from selling transactional software licenses to providing recurring technology-enabled services leveraging both our technology and communications industry experience. We further implemented this initiative with the acquisition of Traq Wireless, Inc., or Traq, as discussed below. Traq's revenue base was primarily recurring, which substantially increased our 2007 recurring revenue. We regularly review our recurring revenue growth to measure our success.

We intend to continue to focus our sales and marketing efforts on increasing our recurring technology and services-related customer base, and we expect that our recurring technology and services revenue will increase in absolute dollars and as a percentage of total revenue over the next 12 months due to our expectation that we will be able to:

- retain a high percentage of the revenue we currently derive from our existing customers;
- sell additional product and service offerings to our existing customers; and
- add a significant number of new customers.

We believe that we will be able to retain a high percentage of our existing recurring technology and services revenue due to our revenue retention rates, and the current levels of customer usage of our products and services, which we review on a monthly basis to provide an indication of impending increases or decreases in billed revenue for future periods.

We believe that we will be able to sell additional product and service offerings to our existing customers in the next year based on our analysis of revenue on a per-customer basis for the last 12 months, which indicates that our customers on an aggregate basis have generally increased their usage of our solution on a quarterly basis.

We believe that we will be able to add a significant number of new customers over the next 12 months as we continue to expand internationally and increase our share of the domestic market.

Deferred revenue. Our deferred revenue consists of the amounts that have been invoiced but that have not yet been recognized as revenue, including advanced billed and undelivered portions of our Communication Management Platform subscriptions and related services, maintenance on our software licenses and implementation fees. We invoice our services to many of our customers in advance, with the intervals ranging from 1 to 12 months. We monitor our deferred revenue balance as this balance represents revenue to be recognized over the next 12 months except for a portion of implementation and software subscription fees. Implementation fees are recognized ratably over twice the term of the contract, which we estimate to be the expected life of the customer relationship. Software subscription fees are recognized ratably over the service period. As of December 31, 2012, implementation fees and subscription fees represented $2.0 million and $0.5 million, respectively, of the $11.1 million deferred revenue balance.

Revenue retention rates. In addition, we consider our revenue retention rates. Since we began to fully realize the benefits of our recurring revenue model in 2009, our revenue retention rates have been higher than 90%. We measure revenue retention rates by assessing on a dollar basis the recurring technology and services revenue we retain for the same customer and product set in a given period versus the prior year period. We cannot predict our revenue retention rates in future periods. Our use of a revenue retention rate has limitations as an analytical tool, and you should not consider it in isolation. Other companies in our industry may calculate revenue retention rates differently, which reduces its usefulness as a comparative measure.

We also review a number of other quantitative and qualitative trends in monitoring our performance, including our share of the CLM market, our customer satisfaction rates, our ability to attract, hire and retain a sufficient number of talented employees to staff our growing business and the development and performance of our solutions. Our review of these factors can affect aspects of our business and operations on an on-going basis, including potential acquisition strategies and investment in specific areas of product development or service support.

Certain Trends and Uncertainties

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. This summary, however, should be considered along with the factors identified in the "Risk Factors" section of this Annual Report on Form 10-K.

- The CLM market is characterized by rapid technological change and frequent new product and service introductions, including frequent introductions of new technologies and devices. To achieve and maintain market acceptance for our solution, we must effectively anticipate these changes and offer software products and services that respond to them in a timely manner. If we fail to develop software products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our agreements with existing customers and our ability to create or increase demand for our solution will be harmed.
- We believe that competition will continue to increase. Increased competition could result from existing competitors or new competitors that enter the market because of the potential opportunity. We will continue to closely monitor competitive activity and respond accordingly. Increased competition could have an adverse effect on our financial condition and results of operations.
- We continue to closely monitor current economic conditions, as any decline in the general economic environment that negatively affects the financial condition of our customers could have an adverse effect on our financial condition and results of operations. For example, during the most recent economic downturn, our customer cancellation rate during the first quarter of 2009 increased to a quarterly rate of over three times the average of the prior four quarters, partly as a result of customer bankruptcies. Although economic conditions have generally improved, there has not been a full recovery to the levels that generally existed prior to the downturn. If economic conditions in the United States and other countries do not continue to improve, we may face greater risks in operating our business.

Acquisitions

On January 25, 2011, we acquired substantially all of the assets of HCL Expense Management Services Inc., or HCL-EMS, a provider of telecommunications expense management, invoice processing and mobility management solutions, for $3.0 million in cash plus potential earn-out payments, which we currently estimate will amount to approximately $3.4 million, based on revenues derived from providing selected services to former HCL-EMS customers over the two years following the acquisition as well as transaction costs of approximately $140,000. These transaction costs were expensed as incurred. The earn-out payments are subject to set-off rights of ours with respect to indemnities given by HCL-EMS under our Asset Purchase Agreement for HCL-EMS. In May 2012, we agreed with HCL-EMS that the gross amount of the first year earn-out would be $1.9 million, and we paid a portion of that amount to HCL-EMS. We paid the remaining portion of the first year earn-out in November 2012.

On March 16, 2011, we acquired substantially all of the assets of the telecommunications expense management division of Telwares, Inc. and its subsidiary Vercuity Solutions, Inc., or Telwares, for $4.5 million in cash (excluding working capital adjustments) plus deferred cash of up to an additional $2.5 million payable in installments of $1.25 million each on March 16, 2012 and March 16, 2013. The deferred cash is subject to set-off rights that we hold with respect to indemnities given by Telwares under the purchase agreement for the acquisition. Among other things, these indemnity obligations relate to representations and warranties given by Telwares under the purchase agreement. Certain of these indemnities are subject to limitations, including certain caps and limited survival periods. We paid the first installment of $1.25 million on March 16, 2012. The installment payable on March 16, 2013 was subject to a potential reduction of up to $500,000 relating to the achievement of certain recurring revenue goals during the three months ending June 30, 2012. We have agreed with Telwares that the amount of the reduction will be $350,000. In addition, we incurred transaction costs of approximately $200,000 in connection with the transaction. These transaction costs were immaterial and expensed as incurred.

On December 19, 2011, we acquired ProfitLine, Inc., or ProfitLine, a provider of telecommunications expense management, invoice processing and mobility management solutions, through a merger with one of our subsidiaries for $14.5 million in cash paid at the closing plus deferred cash of an additional $9.0 million payable in cash installments of $4.5 million on each of December 19, 2012 and June 19, 2013, subject to set-off rights that we and ProfitLine, as our wholly owned subsidiary following the acquisition, hold with respect to indemnities given by the former stockholders of ProfitLine under the merger agreement for the acquisition. Among other things, these indemnity obligations relate to representations and warranties given by ProfitLine under the merger agreement. Certain of these indemnities are subject to limitations, including a threshold, certain caps and a limited survival period. We paid the former stockholders of ProfitLine $4.1 million in December 2012, consisting of the first installment of $4.5 million less indemnity claims of $0.4 million. Under the merger agreement, we are required to make an advance deposit into escrow of the deferred consideration under certain circumstances, including in the event that our cash and cash equivalents, less bank and equivalent debt (which excludes capital lease obligations and deferred consideration payable in connection with acquisitions) is below $15.0 million at any time after payment of the first and before the payment of the second $4.5 million installment of deferred consideration. The transaction costs were immaterial and were expensed as incurred.

On January 10, 2012, we acquired all of the outstanding equity of Anomalous Networks Inc., or Anomalous, a provider of real-time telecommunications expense management solutions. The aggregate purchase price was approximately $9.0 million, which consisted of approximately $3.5 million in cash paid at the closing, approximately $1.0 million in cash payable on the first anniversary of the closing, 165,775 unregistered shares of our common stock and 132,617 unvested and unregistered shares of our common stock with vesting based on achievement of revenue targets relating to sales of Anomalous products and services for periods through January 31, 2013. We paid the $1.0 million in deferred cash consideration in January 2013. The unvested shares remain subject to set-off rights that we held with respect to indemnities given by the former shareholders of Anomalous under the purchase agreement for the acquisition. Among other things, these indemnity obligations relate to representations and warranties given by Anomalous under the purchase agreement. The indemnities are subject to limitations, including a threshold, certain caps and limited survival periods. The unvested shares are subject to a lock-up unless and until they become vested following January 31, 2013 and are subject to the set-off rights described above. The transaction costs were immaterial and were expensed as incurred.

On February 21, 2012, we acquired all of the issued share capital of ttMobiles Limited, or ttMobiles, a provider of mobile communications management solutions and services based in the United Kingdom. The purchase price was 5.5 million pounds sterling, which consisted of 4.0 million pounds sterling in cash paid at the closing and 1.5 million pounds sterling in cash payable on the first anniversary of the closing. We paid the 1.5 million pounds sterling in deferred cash consideration in February 2013. The purchase price was subject to a net asset adjustment pursuant to which the purchase price would be increased or decreased to the extent that the net asset position of ttMobiles was more or less than a specified target by an amount that exceeded 5% of the target. The deferred consideration in the transaction was subject to set-off rights that we held with respect to claims for breach of warranties and certain indemnities given under the purchase agreement for the transaction by the former holders of the issued share capital of ttMobiles until the deferred consideration was paid. The breach claims and indemnities are subject to limitations, including a threshold, certain baskets, caps and limited survival periods. The transaction costs were immaterial and were expensed as incurred.

On August 8, 2012, we acquired substantially all of the assets of the telecommunications expense management division of Symphony Teleca Services, Inc., or Symphony, pursuant to an asset purchase agreement, or the Symphony Purchase Agreement. On the same date, a newly formed subsidiary of ours, Tangoe India Softek Services Private Limited, an Indian private limited company, or Tangoe India, entered into a business purchase agreement, or the Indian Purchase Agreement, with Symphony Services Corporation (India) Private Limited, or Symphony India, with respect to the purchase of certain assets and employees of the acquired business located in India. The net purchase price was $40.2 million, which consisted of $29.2 million in cash paid at the closing, approximately $4.4 million in cash payable on the six-month anniversary of the closing, and approximately $6.4 million in cash payable on the one-year anniversary of the closing. In addition, the acquisition consideration included an earn-out payable in the amount of up to $4.0 million based on achievement of revenue targets for the acquired business for periods through June 30, 2013. We made the six-month anniversary payment of $4.4 million in February 2013. The full installment due on August 8, 2013 of approximately $6.4 million, and amounts that potentially become payable under the earn-out are subject to set-off rights that we have with respect to indemnities given by Symphony under the Symphony Purchase Agreement. Among other things, these indemnity obligations relate to representations and warranties given by Symphony under the Symphony Purchase Agreement and by Symphony India under the Indian Purchase Agreement. Certain of the indemnities are subject to limitations, including a threshold and deductible, certain caps and limited survival periods. During a post-closing transition period that lasted through February 2013, Symphony and Symphony India provided to us certain transition services, including making available to us on a continuing basis the services previously provided by Symphony India to Symphony, pending completion of the opening of certain Tangoe India facilities, the procurement of certain Indian tax registrations and the subsequent transfer to Tangoe India of the Indian assets and employees being hired. The transaction costs were immaterial and were expensed as incurred.

We continue to migrate to our platforms the customers of several of the businesses that we acquired during 2011 and 2012. We have completed the migration of the Telwares customers, and the migration of the HCL-EMS, ProfitLine and Symphony customers are in various stages of completion. While to date we have successfully migrated a number of these customers, there can be no assurance that we will complete these migrations in a timely manner or at all and the cost of these migrations may be more significant than we have estimated. We may pursue additional acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Sources of Revenue

Recurring technology and services revenue. We derive our recurring technology and services revenue primarily from subscriptions and services related to our Communications Management Platform. We recognize revenue for software and related services when all of the following conditions are met: (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the collection of the contracted fee is probable; and (d) the amount of the fees to be paid by the customer is fixed and determinable. These services include help desk, asset procurement and provisioning, and carrier dispute resolution. The recurring technology and services revenue is recognized ratably over the contract term.

In 2006, we began a strategic initiative to transition our business model from selling non-recurring transactional software licenses to providing recurring technology and services leveraging both our technology and communications industry experience.

We license our on-demand software and sell related services primarily on a subscription basis under agreements that typically have terms ranging from 24 to 60 months. Our recurring technology and services revenue is driven primarily by the amount of communications spend that we manage for fixed line contracts and by the number of mobile devices that we manage for mobile device contracts. Our customers are typically subject to a minimum charge for up to a specified threshold amount of communications spend or number of mobile devices under management and additional charges to the extent those specified thresholds are exceeded. Prior to 2010, as a result of limited history regarding customer renewals, implementation fees related to subscription agreements for our Communications Management Platform with terms equal to or less than 36 months were recognized over 36 months and implementation fees related to subscription agreements with terms exceeding 36 months were recognized over the life of the agreement. In 2010, due to having greater evidence regarding customer renewals, we believed it was appropriate to extend the estimated expected life of the customer relationship to be equal to twice the contract life calculated on a per-customer basis and to recognize implementation fees ratably over this period. This change did not have a material impact on our consolidated financial statements. Many of our subscription contracts are non-cancelable, although customers have the right to terminate for cause if we materially fail to perform.

In 2010, we began to amortize the value of a warrant to purchase common stock issued to IBM as part of a strategic relationship agreement. This related charge will be recorded as contra-revenue in proportion to total expected revenue from the agreement. We recorded $26,086, $91,806 and $174,451 of amortization as a contra-revenue charge during the years ended December 31, 2010, 2011 and 2012, respectively.

Strategic consulting, software licenses and other revenue. In addition to our subscription fees, revenue is generated to a lesser extent by strategic consulting, software licenses, mobile device activation fees and sales of telecommunication accessories. Strategic consulting consists primarily of fees charged for contract negotiations and bill audits. Contract negotiation fees include both fixed project fees and incentive fees driven by the amount of savings that we are able to generate over the customer's existing communications rates. These fees are recognized when fixed and determinable, usually when the customer and carrier execute the contract. Bill audit fees are driven by the amount of savings that we are able to generate by reviewing current and prior communications invoices against the customer's existing contracts. These fees are recognized when fixed and determinable, usually when the carrier agrees to issue a credit or refund to our customer.

On occasion, we license our Communications Management Platform to our customers on a perpetual basis. If we are able to derive vendor-specific objective evidence on the undelivered elements, the software portion is recognized when the revenue recognition criteria is met; otherwise the contract is recognized ratably over the contract life. Other professional services are recognized as the services are performed. We have an agreement with a carrier whereby we receive an activation fee for procuring a mobile device. The activation revenue is recognized upon confirmation from the carrier that the device has been procured. The revenue related to the sale of telecommunication accessories is recognized upon shipment of the accessories to the customer.

We expect our strategic consulting, software licenses and other revenue to remain relatively constant in absolute dollars, but to decrease as a percentage of total revenue, as we continue to focus our sales and marketing efforts on our recurring technology and services revenue model.

We historically have derived substantially all of our revenue from United States-based customers. We intend to build our international sales operations by increasing our direct sales force abroad. We expect our international revenue to increase in absolute dollars and as a percentage of total revenue.

Cost of Revenue and Gross Profit

Cost of recurring technology and services revenue. Cost of recurring technology and services revenue consists primarily of costs associated with our data center operations, customer product support centers and client services group. This includes personnel-related costs such as salary, stock-based compensation and other compensation-related costs, subcontractor fees, hosting fees, communications costs and royalties related to third-party software included in our solution when our solution is licensed on a non-perpetual basis.

Cost of strategic consulting, software licenses and other revenue. Cost of strategic consulting, software licenses and other revenue consists primarily of personnel-related costs, including salary, stock-based compensation and other compensation-related costs and subcontractor fees directly related to delivering the service and to a lesser extent, the cost of the telecommunications accessories sold.

As our customer base continues to grow, we expect our cost of revenue to increase in absolute dollars as we expand our data center and customer support operations to support our continued growth. Our cost of revenue could fluctuate as a percentage of revenue on a quarterly basis but remain relatively stable on an annual basis based on the mix of software and services sold and average contractual selling price.

Gross profit. Gross profit as a percentage of revenue is affected by two main factors—the mix of software and services sold and the average contractual selling price. We expect our gross profit in absolute dollars to increase, but that our gross profit as a percentage of revenue will be affected as we integrate the businesses of our recent acquisitions, which have historically operated with lower margins than our business. We believe that over time we will achieve improvements in those margins as we integrate the acquired operations and capture the operating efficiencies of the overall business.

Operating Expense

Operating expense consists of sales and marketing, general and administrative, research and development and depreciation and amortization. Other than for depreciation and amortization expense, personnel-related costs are the most significant component of all of these operating expenses. We expect to continue to hire a significant number of new employees in order to support our overall growth. In any particular period, the timing of additional hires could materially affect our operating results, both in absolute dollars and as a percentage of revenue.

Sales and marketing. Sales and marketing expense consists primarily of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for our sales, marketing and business development employees, the cost of marketing programs such as on-line lead generation, promotional events, such as trade shows, seminars and webinars, the cost of business development programs and sales commissions. Sales commission rates are calculated at the time a contract is signed. The sales commission rate is applied to the contract's first year of revenue to calculate sales commission expense. Sales commission expense is accrued and expensed at the time we invoice the customer and is paid to the salesperson when the invoice is collected. Generally, new sales personnel require time to become familiar with our software and services and do not begin to generate sales immediately, which can result in increased sales and marketing expense without any immediate increase in revenue. We expect sales and marketing expense to increase in absolute dollars, but remain relatively constant as a percentage of revenue in the near term, as we continue to hire sales and marketing personnel in the United States and internationally to expand our solution globally.

General and administrative. General and administrative expense consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for finance and accounting, executive, human resources and information technology personnel, rent and facility costs, legal and other professional fees, and other corporate expenses. We are incurring and will continue to incur costs associated with being a public company, including corporate insurance costs as well as certain personnel costs and professional fees, including legal and accounting fees as they relate to financial reporting and maintaining compliance with Section 404 of the *Sarbanes-Oxley Act*. We expect general and administrative expense to remain at approximately its current level in the near term and to decrease as a percentage of revenue.

Research and development. Research and development expense primarily consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for development personnel, and fees to our outside contract development vendors. We anticipate that our research and development team will continue to focus on expanding our software and services and increasing the functionality of our current offerings. We expect research and development expense to increase in absolute dollars, but that the investment will likely be lower than the rate of growth in our revenue in the near term.

Depreciation and amortization. Depreciation and amortization expense primarily consists of the non-cash write-down of tangible and intangible assets over their expected economic lives. We expect this expense to continue to grow in absolute dollars and potentially as a percentage of revenue as we continue to grow and incur capital expenditures to improve our technological infrastructure and acquire assets through potential future acquisitions.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense on our short and long-term debt, interest income on our cash and cash equivalents balance and changes in fair value of warrant to purchase redeemable convertible preferred stock. We have historically invested our cash in money market investments. We expect our interest income to vary in each reporting period depending on our average cash balances and interest rates.

Income Tax Provision

Income tax provision consists of federal and state corporate income taxes resulting from our operations in the United States. We expect income tax expense to vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits from net loss carryforwards.

As of December 31, 2012, we had U.S. federal net operating loss carryforwards of approximately $98.0 million, which, if unused, expire from 2020 to 2032, and U.S. federal research and development tax credit carryforwards of approximately $3.0 million, which expire through 2029. We have engaged in several transactions since our inception that have resulted in a change in control as defined by Section 382 of the Internal Revenue Code, which limits our ability to utilize these net operating loss and tax credit carryforwards in the future. As of December 31, 2012, $33.0 million of our net operating loss and tax credit carryforwards were so limited. At December 31, 2012, we recorded a valuation allowance against the full amount of our deferred tax assets, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss or tax credit carryforwards, an adjustment to our net operating loss or tax credit carryforwards would increase net income in the period in which we make such a determination.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting policies are summarized below. See Note 2 to our financial statements included elsewhere in this Annual Report on Form 10-K for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition. Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of our solution to manage our customers' communications expenses. Strategic consulting, software licenses and other revenue consists of fees for perpetual software licenses, professional services, contract negotiations and bill audits.

We recognize revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning, and carrier dispute resolution services. Implementation fees associated with recurring technology and services engagements are recognized ratably over the estimated expected life of the customer relationship which is estimated to be equal to twice the contract life.

Software license fees consist of fees paid for a perpetual license agreement for our technology, which are recognized in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 605, *Software Revenue Recognition*, as amended. When contracts contain multiple elements and vendor specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the residual method prescribed by the authoritative guidance. Vendor specific objective evidence of fair value for maintenance and support is established by a stated renewal rate included in the license arrangement or rates charged for stand-alone sales of maintenance and support. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

Professional services related to the implementation of our software products, which we refer to as consulting services, are generally performed on a fixed fee basis under separate service arrangements. Consulting services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. We also provide contract negotiation and bill audit services, which we refer to as strategic sourcing services, on behalf of our customers, which are generally performed on a contingency fee basis, with our fees being based on a percentage of the savings we achieve for the customer. Revenue from strategic sourcing services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which we are entitled.

In accordance with ASC 605 , *Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses,* we classify reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2011 and 2012 reimbursed expenses of $148,407, $272,100 and $239,400, respectively, were included in revenue.

Purchase accounting. We accounted for the acquisitions of HCL-EMS, Telwares, ProfitLine, Anomalous, ttMobiles and Symphony using the purchase method of accounting for acquisitions . As a result, the purchase price for each of the transactions has been or will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. We applied significant judgment and estimates in determining the fair values of the assets acquired and their useful lives. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment annually and more frequently if certain events occur. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

The estimates that we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges.

Software development costs. We expense research and development costs as incurred. We evaluate the establishment of technological feasibility of our software in accordance with ASC 985, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* We have concluded that technological feasibility is not established until the development stage of the software is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to our consolidated financial statements. Therefore, we charge all such costs to research and development in the period incurred.

Impairment of goodwill. As required by ASC 350, *Goodwill and Other Intangible Assets,* we test goodwill for impairment. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. We have one reporting unit. The annual goodwill impairment test is a two-step process. First, we determine if the carrying value of its related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we compare the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss. In September 2011, the FASB issued Accounting Standard Update ("ASU") 2011-08, which amends ASC 350 for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test otherwise, no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test. We have determined that goodwill was not impaired as of December 31, 2012.

Impairment of other long-lived assets. We assess the impairment of these assets, or the need to accelerate amortization, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our long-lived assets and other intangibles. Future events could cause us to conclude that impairment indicators exist and that the assets should be reviewed to determine their fair value. We assess the assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Fair value is generally determined based on a valuation process that provides an estimate of a fair value of these assets using a discounted cash flow model, which includes many assumptions and estimates. Once the valuation is determined, we will write-down these assets to their determined fair value, if necessary. Any write-down could have a material adverse effect on our consolidated financial statements. We have determined that our long-lived assets including intangible assets were not impaired as of December 31, 2012.

Stock-based compensation. We follow ASC 718, *Share-Based Payment* for recording stock-based compensation. ASC 718 supersedes Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. ASC 718 requires all stock-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. We estimate the fair value of the stock-based awards, including stock options, using the Black-Scholes valuation model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of stock-based awards granted in 2010, 2011 and 2012 are set forth below:

	2010	2011	2012
Expected dividend yield . .	0%	0%	0%
Risk-free interest rate . . .	1.80% to 2.87%	1.25% to 2.6%	0.79% to 1.16%
Expected term (in years) .	5.5 - 6.1 years	5.5 - 6.2 years	5.5 - 6.1 years
Expected volatility	62.51% - 64.67%	59.74% - 60.88%	58.09% - 59.92%

The assumptions used in determining the fair value of stock-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the stock-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there had been no public market for our common stock prior to our initial public offering, we believe that we have insufficient data from our limited public trading history to appropriately utilize company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly traded stock price. Also, ASC 718 requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of ASC 718 based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Common Stock Warrant. We accounted for the shares of common stock issuable upon exercise of a warrant that we issued to IBM in accordance with ASC 505, *Equity-Based Payments to Non-Employee.*

We issued the warrant to IBM in connection with the entry into a five-year strategic relationship agreement. Under the terms of the agreement, certain shares of common stock underlying the warrant vested at the time the agreement was signed, which we valued using the Black-Scholes valuation model at the time of the signing of the agreement and recorded the amount to equity and to intangible assets. Additional shares of common stock underlying the warrant were set to vest based on the achievement of specified contractual billing thresholds over a three-year period. In June 2011, we amended the terms of the warrant to change the number of shares that were subject to vesting and the thresholds for achieving vesting. Under the terms of the amendment, certain shares of common stock underlying the warrant vested at the time the amendment was signed. These shares were valued using the Black-Scholes valuation model based on inputs as of the time of the signing of the amendment. Additional shares of common stock underlying the warrant were set to vest based on the achievement of specified contractual annual recurring revenue thresholds over a period from June 8, 2011 to June 30, 2012. As of June 30, 2012, the vesting terms of the amended agreement expired with IBM earning no additional warrant shares. As a result, no further warrants shares are issuable under this warrant agreement. In the first quarter of 2010, we began to amortize the asset, with the related charge recorded as contra-revenue. The related charge to revenue was in proportion to expected revenue from the agreement.

Preferred Stock Warrants. In connection with our acquisition of Traq and various financing arrangements, we issued warrants to purchase redeemable convertible preferred stock. In accordance with ASC 480, *Distinguishing Liabilities from Equity*, we classified these warrants as a liability on our consolidated balance sheet, and each reporting period the carrying value of the warrants was adjusted to its then-current fair value, with any resulting gain or loss reflected in the consolidated statement of operations as a component of "Increase in fair value of warrants for redeemable convertible preferred stock". As a result of our initial public offering, all warrants to purchase redeemable convertible preferred stock became exercisable for shares of common stock.

Income Taxes. We are subject to income taxes in the United States, and we use estimates in determining our income tax provisions. We account for income taxes in accordance with ASC 740, *Accounting for Uncertainty in Income Taxes*, which is the asset and liability method for accounting and reporting for income taxes. Under ASC 740, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2012, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Allowances for Bad Debt. We estimate and record allowances for potential bad debts and customer credits based on factors such as the write-off percentages, the current business environment and known concerns within our accounts receivable balances.

The allowance for bad debts is our estimate of bad debt expense that could result from the inability or refusal of our customers to pay for our services. Additions to the estimated allowance for bad debts are recorded as an increase in general and administrative expense and are based on factors such as historical write-off percentages, the current business environment and the known concerns within the current aging of accounts receivable. Reductions in the estimated allowance for bad debts due to subsequent cash recoveries are recorded as a decrease in general and administrative expenses. As specific bad debts are identified, they are written-off against the previously established estimated allowance for bad debts and have no impact on operating expenses. This allowance also includes our estimate of adjustments for services that do not meet our customers' requirements. Additions to the estimated allowance for customer credits are recorded as a reduction in revenue and are based on a customer by customer basis of known concerns within the current aging. Reductions in the estimated allowance for customer credits are recorded as an increase in revenue. As specific customer credits are identified, they are written-off against the previously established estimated allowance for customer credits and have no impact on revenue.

If there is a decline in the general economic environment that negatively affects the financial condition of our customers or an increase in the number of customers that are dissatisfied with our software or services, additional estimated allowances for bad debts and customer credits may be required and the impact on our consolidated financial statements could be material.

Results of Operations

The following table sets forth selected statements of operations data for the periods indicated. These consolidated results of operations are not necessarily indicative of the consolidated results of operations that will be achieved in any future period.

(in thousands, except percentages)	Years Ended December 31, 2010	2011	2012
Revenue:			
Recurring technology and services	$57,703	$ 93,671	$137,979
Strategic consulting, software licenses and other	10,771	11,270	16,533
Total revenue	68,474	104,941	154,512
Cost of revenue:			
Recurring technology and services	26,349	44,814	63,976
Strategic consulting, software licenses and other	3,874	5,165	6,627
Total cost of revenue(1)	30,223	49,979	70,603
Gross profit	38,251	54,962	83,909
Operating expense:			
Sales and marketing(1)	12,281	16,648	24,840
General and administrative(1)	11,709	17,777	29,317
Research and development(1)	9,321	11,860	16,696
Depreciation and amortization	3,529	4,551	8,666
Restructuring charge	—	1,549	—
Income from operations	1,411	2,577	4,390
Other income (expense), net:			
Interest expense	(2,007)	(3,047)	(943)
Interest income	19	45	80
Other income (expense)	3	—	(9)
Increase in fair value of warrants for redeemable convertible preferred stock	(884)	(1,996)	—
(Loss) income before income tax provision	(1,458)	(2,421)	3,518
Income tax provision	294	534	480
Net (loss) income	$(1,752)	$ (2,955)	$ 3,038

(1) Amounts in table above include stock-based compensation expense, as follows:

	2010	2011	2012
Cost of revenue	$ 323	$ 669	$ 1,347
Sales and marketing	425	1,201	2,133
General and administrative	1,032	1,934	5,105
Research and development	148	176	580
	$ 1,928	$ 3,980	$ 9,165

Years Ended December 31, 2011 and 2012

Revenue

The following table presents our components of revenue for the periods presented:

(in thousands, except percentages)	Years Ended December 31, 2011	Years Ended December 31, 2012	Increase $	Increase %
Recurring technology and services	$ 93,671	$137,979	$44,308	47%
Strategic consulting, software licenses and other	11,270	16,533	5,263	47%
Total revenue	$104,941	$154,512	$49,571	47%

Our recurring technology and services revenue increased $44.3 million, or 47%, for the year ended December 31, 2012 as compared to the prior year, primarily due to an increase in the volume of fixed and mobile communications assets and service offerings being managed or provided through our on-demand communication management platform for current existing and new customers, combined with revenue attributable to customers acquired through our HCL-EMS, Telwares, ProfitLine, Anomalous, ttMobiles and Symphony strategic acquisitions.

Our strategic consulting, software licenses and other revenue increased $5.3 million, or 47%, for the year ended December 31, 2012 as compared to the prior year, primarily due to increases in strategic sourcing revenue of $3.2 million, telecommunication accessories sales revenue of $1.5 million, software license fees of $0.5 million and mobile activation revenue of $0.4 million. These increases in revenue are attributable to current existing and new customers, combined with revenue attributable to customers acquired through our HCL-EMS, Telwares, ProfitLine, Anomalous, ttMobiles and Symphony strategic acquisitions. These increases were partially offset by a decrease of $0.3 million in consulting and other revenues.

Cost of Revenue and Gross Profit

The following table presents our cost of revenue and gross profit for the periods presented:

(in thousands, except percentages)	Years Ended December 31, 2011	Years Ended December 31, 2012	Increase $	Increase %
Recurring technology and services	$44,814	$63,976	$19,162	43%
Strategic consulting, software licenses and other	5,165	6,627	1,462	28%
Total cost of revenue	$49,979	$70,603	$20,624	41%
Gross profit	$54,962	$83,909	$28,947	53%
Gross margin	52%	54%		

Our recurring technology and services cost of revenue increased $19.2 million for the year ended December 31, 2012 as compared to the prior year. This increase is primarily due to an increase in personnel-related costs, including an increase in salary and other compensation-related costs, of $16.1 million, an increase in third-party contractor costs of $2.9 million and increases in other operational costs of $0.8 million. The increases in personnel-related, third-party contractor costs and other operational costs were primarily attributable to providing support for customer growth in our recurring technology and services business. These increases were partially offset by a reduction in third-party licensing fees of $0.6 million as acquired customers have migrated to our platforms.

Our strategic consulting, software licenses and other cost of revenue increased $1.5 million for the year ended December 31, 2012 as compared to the prior year, primarily as a result of a $1.3 million increase in the costs associated with our sales of mobile telecommunication accessories as a result of increased sales volume and a $0.2 million increase in strategic sourcing personnel costs to support our growth in strategic sourcing revenue .

As a percentage of revenue, gross profit increased to 54% for the year ended December 31, 2012 as compared to 52% for the prior year. This increase in gross margin was primarily due to the migration of customers acquired in the HCL-EMS and Telwares acquisitions onto our platforms, which operate at a higher gross margin than the legacy HCL-EMS and Telwares platforms on which we serviced these customers immediately following the HCL-EMS and Telwares acquisitions. The $28.9 million increase in gross profit in absolute dollars was primarily due to increased revenue.

Operating Expense

The following table presents our components of operating expense for the periods presented:

	Years Ended December 31,					
	2011		2012		Change	
(in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	$	%
Sales and marketing	$16,648	16%	$24,840	16%	$ 8,192	49%
General and administrative	17,777	17%	29,317	19%	11,540	65%
Research and development	11,860	11%	16,696	11%	4,836	41%
Depreciation and amortization	4,551	4%	8,666	6%	4,115	90%
Restructuring charge	1,549	1%	—	—	(1,549)	*
Total operating expense	$52,385	50%	$79,519	51%	$27,134	52%

* Not meaningful

Sales and marketing expense. Our sales and marketing expense increased $8.2 million for the year ended December 31, 2012 as compared to the prior year, primarily due to increases in personnel-related costs, including salary and other compensation-related costs, of $6.5 million, which includes an increase in stock-based compensation of $0.9 million. The increases were primarily due to an increase in the number of direct and indirect sales force employees to accommodate growth in sales opportunities, and the value of the stock-based equity awards, $1.0 million in travel expense as a result of the increased headcount and $0.5 million in marketing expense. The increase in marketing expenses was primarily attributable to attending several trade shows, market research and website expansion in an effort to expand brand awareness and increase lead generation.

General and administrative expense. Our general and administrative expenses increased $11.5 million for the year ended December 31, 2012 as compared to the prior year, primarily as a result of an increase in personnel-related costs, including salary and other compensation-related costs, of $5.7 million, which includes an increase in stock-based compensation of $3.2 million and employee compensation and benefits of $2.5 million and an increase in third-party contractor expenses of $0.5 million. These increases were primarily due to an increase in headcount and the value of stock-based equity awards. In addition, we incurred a $3.8 million increase in facility and overhead costs, primarily attributable to the rent and overhead costs associated with additional facilities, and an increase in professional fees of $1.5 million, primarily attributable to the Anomalous, ttMobiles and Symphony acquisitions and operating as a public company.

Research and development expense. Our research and development expenses increased $4.8 million for the year ended December 31, 2012 as compared to the prior year, primarily due to increased personnel-related costs, including salary and other compensation-related costs, of $3.0 million, which includes an increase in stock-based compensation of $0.4 million and employee compensation and benefits of $2.6 million, primarily arising from increased headcount and the value of stock-based equity awards. In addition, we incurred a $1.8 million increase in third-party contractor expenses. The higher costs were primarily the result of an initiative to enhance the functionality of our products and improve our ability to scale to increased demand.

Depreciation and amortization expense. Depreciation and amortization expenses increased $4.1 million for the year ended December 31, 2012 as compared to the prior year, primarily due to an increase in amortization expense of $3.5 million and depreciation expense of $0.6 million. The increase in amortization expense was result of higher intangible assets as result of the Telwares, ProfitLine, Anomalous, ttMobiles and Symphony acquisitions. The increase in depreciation expense was primarily due to an increase in capital expenditures to support our overall growth.

Restructuring charge. The restructuring charge recorded during the year ended December 31, 2011 was a result of the consolidation of office space in New Jersey. The consolidation of office space eliminated redundant office space acquired in the HCL-EMS and Telwares acquisitions. This charge reflects the fair value of the remaining rent payments for the office space we ceased using, net of estimated sublease income plus real estate commissions, and office relocation costs. Although we continue to attempt to sublet the office space, we do not know how long it will take to locate a subtenant or to come to terms on a sublease agreement or the terms on which we may be able to sublease the office space, which might not be favorable to us. Any differences between the estimated sublease income and the actual agreement will be recorded monthly over the life of the original lease.

Other Income (Expense), Net

The following table presents our components of other income (expense), net for the periods presented:

	Years Ended December 31,		Change	
(in thousands, except percentages)	**2011**	**2012**	**$**	**%**
Interest expense	$(3,047)	$(943)	2,104	−69%
Interest income	45	80	35	78%
Other expense	—	(9)	(9)	*
Increase in fair value of warrants for redeemable convertible preferred stock	(1,996)	—	1,996	−100%

* Not meaningful

Interest expense. Interest expense decreased $2.1 million for the year ended December 31, 2012 as compared to the prior year, which was a result of higher average debt balances in 2011 as a result of an outstanding term loan related to the HCL-EMS and Telwares acquisitions.

Interest income. The increase in interest income for the year ended December 31, 2012 as compared to the prior year was a result of higher average cash balances in interest bearing bank accounts.

Increase in fair value of warrants to purchase redeemable convertible preferred stock. The elimination of the increase in the fair value of warrants to purchase redeemable convertible preferred stock of $2.0 million for the year ended December 31, 2012 as compared to the prior year was the result of all warrants to purchase redeemable convertible preferred stock being converted to warrants to purchase common stock upon the completion of our initial public offering in August 2011.

Income tax provision:

Our income tax provision was comparable at $0.5 million for each of the years ended December 31, 2012 and 2011.

Years Ended December 31, 2010 and 2011

The following table presents our components of revenue for the periods presented:

Revenue

(in thousands, except percentages)	Years Ended December 31,		Increase	
	2010	2011	$	%
Recurring technology and services	$57,703	$ 93,671	$35,968	62%
Strategic consulting, software licenses and other	10,771	11,270	499	5%
Total revenue	$68,474	$104,941	$36,467	53%

Our recurring technology and services revenue increased $36.0 million, or 62%, for the year ended December 31, 2011 as compared to the prior year, primarily due to an increase in the volume of fixed and mobile communications assets and service offerings being managed or provided through our on-demand communication management platform for current existing and new customers, combined with revenue attributable to customers acquired through our HCL-EMS and Telwares strategic acquisitions.

The increase in strategic consulting, software licenses and other revenue was primarily due to increases of $1.0 million in strategic sourcing. This increase in revenue is attributable to current existing and new customers, combined with revenue attributable to customers acquired through our HCL-EMS and Telwares strategic acquisitions. These increases were partially offset by a decrease in software licenses revenue of $0.5 million.

Cost of Revenue and Gross Profit

The following table presents our cost of revenue and gross profit for the periods presented:

(in thousands, except percentages)	Years Ended December 31,		Increase	
	2010	2011	$	%
Recurring technology and services	$26,349	$44,814	$18,465	70%
Strategic consulting, software licenses and other	3,874	5,165	1,291	33%
Total cost of revenue	$30,223	$49,979	$19,756	65%
Gross profit	$38,251	$54,962	$16,711	44%
Gross margin	56%	52%		

As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue increased to 48% for the year ended December 31, 2011 as compared to 46% for the prior year. This increase as a percentage of revenue was primarily due to increased costs associated with implementing new customers with revenue being recognized later and due to the HCL-EMS and Telwares acquisitions, as those businesses operate with higher cost of revenues than our other businesses. We expect gross margins on recurring technology and services to continue to be lower than in 2010 until we integrate these businesses and subsequently acquired businesses to our platform. The

$18.5 million increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs, of $12.9 million, an increase of $4.1 million in outside contractor costs, and an increase of $1.3 million in travel and other infrastructure costs. The increases in personnel-related, outside contractor, travel and other infrastructure costs excluding the effects of the three acquisitions were primarily attributable to providing support for customer growth in our recurring technology and services business.

On an absolute dollars basis, strategic consulting, software licenses and other cost of revenue for the year ended December 31, 2011 increased $1.3 million to $5.2 million as compared to $3.9 million for the prior year primarily as a result of an increase in personnel-related costs, including salary and other compensation-related costs, of $1.0 million and increased consulting costs of $0.3 million, as a result of the increase in consulting revenue and the cost of implementing new software license customers with revenue being recognized later, and $0.2 million of third party contractor costs in 2011 related to a strategic consulting engagement.

As a percentage of revenue, gross profit decreased to 52% for the year ended December 31, 2011 from 56% for the prior year. The decrease in gross margin was primarily due to the HCL and Telwares acquisitions, as those businesses operate with lower gross margins than our other businesses. We expect gross margins to continue to be lower than the gross margins in 2010 until we integrate these businesses and subsequently acquired businesses to our platform. Gross profit increased in absolute dollars to $55.0 million for the year ended December 31, 2011 as compared to $38.3 million for the prior year. The increase in gross profit in absolute dollars was primarily due to increased revenue.

Operating Expense

The following table presents our components of operating expense for the periods presented:

	Years Ended December 31,					
	2010		2011		Change	
(in thousands, except percentages)	**Amount**	**% of Revenue**	**Amount**	**% of Revenue**	**$**	**%**
Sales and marketing	$12,281	18%	$16,648	16%	$ 4,367	36%
General and administrative	11,709	17%	17,777	17%	6,068	52%
Research and development	9,321	14%	11,860	11%	2,539	27%
Depreciation and amortization	3,529	5%	4,551	4%	1,022	29%
Restructuring charge	—	—	1,549	1%	1,549	*
Total operating expense	$36,840	54%	$52,385	50%	$15,545	42%

* Not meaningful

Sales and marketing expense. The increase in sales and marketing expense was primarily due to increases of $4.5 million in personnel-related costs, including salary and other compensation-related costs, as we increased the number of direct and indirect sales force employees to accommodate growth in sales opportunities, $0.3 million in travel expense and $0.2 million in marketing expense primarily attributable to attending several trade shows in an effort to increase lead generation. These increases were partially offset by lower contractor costs of $0.8 million.

General and administrative expense. The increase in general and administrative expense was primarily attributable to an increase in facility, equipment and communications costs of $2.7 million and an increase in personnel-related costs, including salary and other compensation-related costs, of $2.6 million, consisting of increased employee compensation and benefits of $1.7 million and increased stock-based compensation expense of $0.9 million as a result of increased headcount. In addition, we incurred an increase in accounting fees and other professional fees of $0.2 million primarily attributable to the HCL, Telwares and ProfitLine acquisitions and operating as a public company.

Research and development expense. The increase in research and development expense was primarily attributable to an increase in personnel-related costs, including salary and other compensation-related costs, of $1.7 million primarily arising from increased headcount, consisting of increased employee compensation and benefits of $2.2 million partially offset by a $0.5 million increase in the allocation of technology personnel and information technology expenses to cost of revenue. In addition, we incurred a $0.8 million increase in third-party consultant expenses. The higher costs were primarily the result of an initiative to enhance the functionality of our products and improve our ability to scale to increased demand.

Depreciation and amortization expense. The increase in depreciation and amortization expense was due to an increase in amortization expense of $0.7 million and an increase in depreciation expense of $0.3 million. The increase in amortization expense was a result of higher intangible assets as result of the HCL, Telwares and ProfitLine acquisitions. The increase in depreciation expense was primarily due to an increase in capital expenditures to support our overall growth.

Restructuring charge. The restructuring charge recorded during the year ended December 31, 2011 was a result of the consolidation of office space in New Jersey. The consolidation of office space eliminated redundant office space acquired in the HCL-EMS and Telwares acquisitions. This charge reflects the fair value of the remaining rent payments for the office space we ceased using, net of estimated sublease income plus real estate commissions, and office relocation costs. Although we continue to attempt to sublet the office space, we do not know how long it will take to locate a subtenant or to come to terms on a sublease agreement or the terms on which we may be able to sublease the office space, which might not be favorable to us. Any differences between the estimated sublease income and the actual agreement will be recorded monthly over the life of the original lease.

Other Income (Expense), Net

The following table presents our components of other income (expense), net for the periods presented:

	Years Ended December 31,		Change	
(in thousands, except percentages)	**2010**	**2011**	**$**	**%**
Interest expense	$(2,007)	$(3,047)	(1,040)	52%
Interest income	19	45	26	137%
Increase in fair value of warrants for redeemable convertible preferred stock	(884)	(1,996)	(1,112)	126%
Other income (expense)	3	—	(3)	−100%

Interest expense. The increase in interest expense was due to higher average debt balances, increased amortization of debt discounts as a result of the debt related to the HCL-EMS, Telwares and ProfitLine acquisitions and loan prepayment fees.

Interest income. The increase in interest income was primarily as a result of higher average cash balances due to holding the net proceeds from our initial public offering in interest bearing bank accounts.

Increase in fair value of warrants to purchase redeemable convertible preferred stock. The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for the year ended December 31, 2011 was $2.0 million as compared to a $0.9 million increase in the fair value of warrants for the year ended December 31, 2010. The increase was the result of a larger increase in the fair value of the underlying shares of preferred stock during the year ended December 31, 2011 as compared to the year ended December 31, 2010. Upon completion of our initial public offering in August 2011, all warrants to purchase redeemable convertible preferred stock were converted to warrants to purchase common stock.

Income tax provision

Our income tax provision increased $0.2 million to $0.5 million for the year ended December 31, 2011 as compared to $0.3 million for the year ended December 31, 2010. The increase was due to increases in state income taxes as a result of increased state taxable income and an increase in our deferred income taxes related to our acquisitions of HCL-EMS and Telwares.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations primarily from cash from operations, private placements of preferred stock, subordinated notes, term loans and revolving credit facilities. In addition, in August 2011 we raised approximately $66.0 million in net proceeds through an initial public offering of our common stock and in April 2012, we raised an additional $37.7 million in net proceeds through a follow-on public offering of our common stock. We intend to use the proceeds from the follow-on public offering for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and funding capital expenditures, acquisitions and investments. As of December 31, 2012, we had cash and cash equivalents of $50.2 million, accounts receivable of $38.3 million and amounts due under various debts and credit facilities of $22.6 million. Amounts due under various debts and credit facilities of $22.6 million relates to the deferred consideration for the HCL-EMS, Telwares, ProfitLine, Anomalous, ttMobiles and Symphony acquisitions and capital lease and other obligations.

We believe that our existing cash and cash equivalents and our cash flow from operating activities will be sufficient to meet our anticipated cash needs for at least the next twelve months. To the extent our cash and cash equivalents and cash flow from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of, or investments in, businesses, services or technologies. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

The following table sets forth our cash and cash equivalents and the major sources and uses of cash for each of the periods set forth below:

	As of December 31,		
(in thousands)	**2010**	**2011**	**2012**
Cash and cash equivalents	$5,913	$43,407	$50,211

	Years Ended December 31,		
(in thousands)	**2010**	**2011**	**2012**
Net cash provided by operating activities	$ 3,400	$ 10,147	$ 16,688
Net cash used in investing activities	(367)	(23,047)	(40,230)
Net cash (used in) provided by financing activities	(3,283)	50,394	30,398
Effect of exchange rate on cash	—	—	(52)
Net (decrease) increase in cash and cash equivalents	$ (250)	$ 37,494	$ 6,804

Cash Flows from Operating Activities

Operating activities provided $16.7 million of net cash during the year ended December 31, 2012, which resulted from our net income of $3.0 million for the year ended December 31, 2012 principally supplemented by non-cash charges of stock-based compensation of $9.2 million, depreciation and amortization of $8.7 million and debt discount amortization of $0.8 million and cash provided by an increase in accounts payable and accrued expenses of $2.2 million and prepaid expenses and other current assets of $0.2 million. Cash provided by operating activities was adversely impacted by a $5.9 million increase in accounts receivable and a $1.9 million decrease in deferred revenue during the year ended December 31, 2012.

Operating activities provided $10.1 million of net cash during the year ended December 31, 2011. We incurred a net loss of $3.0 million for the year ended December 31, 2011 that was offset by a $3.1 million increase in accounts payable and a $1.2 million increase in deferred revenue, which was attributable primarily to increased sales of our software products and related services, and non-cash charges of depreciation and amortization of $4.6 million, stock-based compensation of $4.0 million, an increase in fair value of warrants for redeemable convertible preferred stock of $2.0 million, restructuring charge of $1.5 million and amortization of debt discount of $1.3 million. Cash provided by operating activities was adversely impacted by a $4.4 million increase in accounts receivable during the year ended December 31, 2011.

Operating activities provided $3.4 million of net cash during the year ended December 31, 2010. We incurred a net loss of $1.8 million for the year ended December 31, 2010 that was offset by a $2.3 million increase in deferred revenue, which was attributable primarily to increased sales of our software products and related services, and non-cash charges of depreciation and amortization of $3.5 million, stock-based compensation of $1.9 million and an increase in fair value of warrants for redeemable convertible preferred stock of $0.9 million. Cash provided by operating activities was adversely impacted by a $3.0 million increase in accounts receivable during the year ended December 31, 2010.

Cash Flows from Investing Activities

Cash used in investing activities totaled $40.2 million during the year ended December 31, 2012 and consisted of $38.4 million paid in connection with the Anomalous, ttMobiles and Symphony acquisitions and capital expenditures of $1.8 million primarily related to the purchase of computer equipment and software.

Cash used in investing activities totaled $23.0 million during the year ended December 31, 2011 and consisted of $22.2 million paid in connection with the HCL-EMS, Telwares and ProfitLine acquisitions, net of cash received, and capital expenditures of $0.8 million primarily related to the purchase of computer equipment and software.

Cash used in investing activities totaled $0.4 million during the year ended December 31, 2010 and consisted solely of cash paid for capital expenditures primarily related to the purchase of computer equipment and software.

Cash Flows from Financing Activities

Cash flows provided by financing activities totaled $30.4 million during the year ended December 31, 2012 primarily due to $37.7 million of net proceeds from our follow-on offering, net of underwriting discounts and commissions and offering costs, and $4.2 million in proceeds from the exercise of stock options and stock warrants. Cash provided by financing activities was adversely impacted by net debt repayments of $8.9 million and $2.7 million of cash used to repurchase our common stock.

Cash flows provided by financing activities totaled $50.4 million during the year ended December 31, 2011 primarily due to $67.0 million of net proceeds from our initial public offering, net of underwriting discounts and commissions and offering costs, and $1.6 million in proceeds from the exercise of stock options and stock warrants. Cash provided by financing activities was adversely impacted by net repayments under our credit facilities of $18.0 million.

Cash flows used in financing activities totaled $3.3 million during the year ended December 31, 2010 primarily consisting of principal payments under our credit and subordinated debt facilities, capital lease obligations and the payment of $1.0 million of debt related to our acquisition of InterNoded in 2008.

Contractual Obligations

The following table summarizes our material contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period				
(dollars in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 Years
Operating lease obligations	$20,963	$ 6,827	$13,058	$1,078	—
Capital leases and other obligations	804	672	132	—	—
Interest on capital lease obligations	40	34	6	—	—
Symphony deferred purchase price	10,662	10,662	—	—	—
ProfitLine deferred purchase price	4,438	4,438	—	—	—
ttMobiles deferred purchase price	2,420	2,420	—	—	—
HCL-EMS contingent consideration	2,046	2,046	—	—	—
Telwares deferred purchase price	1,226	1,226	—	—	—
Anomalous deferred purchase price	978	978	—	—	—
	$43,577	$29,303	$13,196	$1,078	$—

- Operating lease obligations include minimum lease obligations with remaining terms in excess of one year primarily related to office space as well as certain equipment.
- Capital lease and other obligations include minimum lease obligations with remaining terms in excess of one year related to computer hardware and software.
- Symphony deferred purchase price includes payments of $4.4 million payable on February 8, 2013 and $6.4 million payable on August 8, 2013. The $4.4 million payment was made in February 2013.
- ProfitLine deferred purchase price includes an installment of $4.5 million payable on June 19, 2013.
- ttMobiles deferred purchase price includes an installment of $2.4 million payable on February 21, 2013, which payment was made in February 2013.
- HCL-EMS contingent consideration includes a payment payable following the second anniversary of the HCL-EMS closing date of January 25, 2011.
- Telwares deferred purchase price includes an installment of $1.25 million payable on March 16, 2013.
- Anomalous deferred purchase price includes an installment of $ 979,000 payable on January 10, 2013, which was paid in January 2013.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, *"Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment."* This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. We elected early adoption of this update and it had no impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates as well as, to a lesser extent, inflation. We may also face exchange rate risk in the future, as we expand our business internationally.

Interest Rate Risk

At December 31, 2012, we had unrestricted cash and cash equivalents totaling $47.2 million. These amounts were held for working capital purposes and were invested primarily in deposits and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Foreign Exchange Risk

We sell our solution worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently denominated primarily in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets and our accounts receivable more difficult to collect. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Inflation Risk

Inflation and changing prices have not had a material effect on our business, and we do not expect that they will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenue and operating expenses, especially employee compensation costs, may not be readily recoverable in the pricing of our offerings.

Item 8. Financial Statements and Supplementary Data

TANGOE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tangoe, Inc.
Orange, Connecticut

We have audited the accompanying consolidated balance sheets of Tangoe, Inc. (the "Company") as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tangoe, Inc. at December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), Tangoe, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO") and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

New York, NY
March 18, 2013

TANGOE, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,	
	2011	2012
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 43,407	$ 50,211
Accounts receivable, less allowances of $102 and $198, respectively	25,311	38,309
Prepaid expenses and other current assets	2,503	3,384
Total current assets	71,221	91,904
COMPUTERS, FURNITURE AND EQUIPMENT-NET	3,334	3,999
OTHER ASSETS:		
Intangible assets-net	28,800	44,249
Goodwill	36,266	65,825
Security deposits and other non-current assets	1,241	1,291
TOTAL ASSETS	$140,862	$207,268
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 6,605	$ 9,128
Accrued expenses	7,061	12,035
Deferred revenue-current portion	9,051	9,648
Notes payable-current portion	7,904	22,443
Other current liabilities	1,079	305
Total current liabilities	31,700	53,559
OTHER LIABILITIES:		
Deferred rent and other non-current liabilities	1,659	3,543
Deferred revenue-less current portion	2,624	1,415
Notes payable-less current portion	8,290	131
Total liabilities	44,273	58,648
COMMITMENT AND CONTINGENCIES (NOTE 14)		
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.0001 per share—150,000,000 shares authorized as of December 31, 2011 and 2012; 33,152,592 and 37,613,327 shares issued and outstanding as of December 31, 2011 and 2012, respectively	3	4
Additional paid-in capital	142,905	191,581
Warrants for common stock	10,610	10,610
Less: notes receivable for purchase of common stock	(93)	—
Accumulated deficit	(56,795)	(53,757)
Accumulated other comprehensive (loss) income	(41)	182
Total stockholders' equity	96,589	148,620
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$140,862	$207,268

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(in thousands, except per share amounts)

	Years Ended December 31,		
	2010	2011	2012
Revenue:			
Recurring technology and services	$57,703	$ 93,671	$137,979
Strategic consulting, software licenses and other	10,771	11,270	16,533
Total revenue	68,474	104,941	154,512
Cost of revenue:			
Recurring technology and services	26,349	44,814	63,976
Strategic consulting, software licenses and other	3,874	5,165	6,627
Total cost of revenue	30,223	49,979	70,603
Gross profit	38,251	54,962	83,909
Operating expenses:			
Sales and marketing	12,281	16,648	24,840
General and administrative	11,709	17,777	29,317
Research and development	9,321	11,860	16,696
Depreciation and amortization	3,529	4,551	8,666
Restructuring charge	—	1,549	—
Income from operations	1,411	2,577	4,390
Other income (expense), net:			
Interest expense	(2,007)	(3,047)	(943)
Interest income	19	45	80
Other income (expense)	3	—	(9)
Increase in fair value of warrants for redeemable convertible preferred stock	(884)	(1,996)	—
(Loss) income before income tax provision	(1,458)	(2,421)	3,518
Income tax provision	294	534	480
Net (loss) income	(1,752)	(2,955)	3,038
Preferred dividends	(3,715)	(2,168)	—
Accretion of redeemable convertible preferred stock	(64)	(37)	—
(Loss) income applicable to common stockholders	$(5,531)	$ (5,160)	$ 3,038
(Loss) income per common share:			
Basic	$ (1.26)	$ (0.31)	$ 0.08
Diluted	$ (1.26)	$ (0.31)	$ 0.08
Weighted average number of common shares:			
Basic	4,399	16,412	36,492
Diluted	4,399	16,412	39,870

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

Consolidated Statements of Comprehensive (Loss) Income

For the Years Ended December 31, 2010, 2011 and 2012

(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Net (loss) income	$(1,752)	(2,955)	3,038
Foreign currency translation income (loss) adjustment	1	(42)	223
Comprehensive (loss) income	$(1,751)	$(2,997)	$3,261

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

Consolidated Statement of Changes in Stockholders' (Deficit) Equity

For the Years Ended December 31, 2010, 2011 and 2012

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Common Stock Warrants	Notes Receivable for Purchase of Common Stock	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockhoders (Deficit) Equity
	Number of Shares	Amount	Number of Shares	Amount						
Balance December 31, 2009	1,928,479	366	4,321,144	—	5,097	1,701	(93)	(46,104)	—	(39,033)
Net loss	—	—	—	—	—	—	—	(1,752)	—	(1,752)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1	1
Issuance of shares from exercise of stock options	—	—	326,587	—	300	—	—	—	—	300
Cashless exercise of preferred warrant	—	—	—	—	(8)	—	—	—	—	(8)
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(3,779)	—	(3,779)
Incrrease in value of warrants issued	—	—	—	—	—	321	—	—	—	321
Stock-based compensation—options	—	—	—	—	1,928	—	—		—	1,928
Balance December 31, 2010	1,928,479	366	4,647,731	—	7,317	2,022	(93)	(51,635)	1	(42,022)
Net loss	—	—	—	—	—	—	—	(2,955)	—	(2,955)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(42)	(42)
Issuance of shares from exercise of stock options	—	—	1,000,702	—	1,401	—	—	—	—	1,401
Issuance of shares from exercise of stock warrants	—	—	50,196	—	192	—	—	—	—	192
Cashless exercise of preferred warrant	—	—	931,896	—	19	—	—	—	—	19
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(2,205)	—	(2,205)
Issuance of stock warrants	—	—	—	—	—	4,534	—	—	—	4,534
Conversion of preferred stock to common stock	(1,928,479)	(366)	19,022,067	2	64,015	—	—	—	—	63,651
Conversion of preferred stock warrants to common stock warrants	—	—	—	—	—	4,054	—	—	—	4,054
Issuance of common stock upon initial public offering, net of issuance costs	—	—	7,500,000	1	65,981	—	—	—	—	65,982
Stock-based compensation—options	—	—	—	—	3,980	—	—		—	3,980
Balance December 31, 2011	—	—	33,152,592	3	142,905	10,610	(93)	(56,795)	(41)	96,589
Net income	—	—	—	—	—	—	—	3,038	—	3,038
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	223	223
Securities issued in connection with acquisition	—	—	165,775	—	1,984	—	—	—	—	1,984
Issuance of shares upon follow-on offering, net of issuance costs	—	—	2,200,000	1	37,728	—	—	—	—	37,729
Issuance of shares from exercise of stock options	—	—	1,859,557	—	4,081	—	—	—	—	4,081
Issuance of shares from exercise of stock warrants	—	—	449,877	—	93	—	—	—	—	93
Issuance of shares in payment of board of director fees	—	—	1,021	—	21	—	—	—	—	21
Issuance of shares from executive stock grant	—	—	9,639	—	150	—	—	—	—	150
Repurchase of common stock	—	—	(357,751)	—	(4,396)	—	—	—	—	(4,396)
Repayment of notes receivable	—	—	—	—	—	—	93	—	—	93
Stock-based compensation—equity awards	—	—	—	—	9,015	—	—	—	—	9,015
Balance December 31, 2012	—	$ —	37,480,710	$ 4	$191,581	$10,610	$ —	$(53,757)	$182	$148,620

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2010	2011	2012
Operating activities:			
Net (loss) income	$(1,752)	$ (2,955)	$ 3,038
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Amortization of debt discount	47	1,339	801
Amortization of leasehold interest	—	—	(99)
Depreciation and amortization	3,529	4,551	8,666
Restructuring charge	—	1,549	—
(Decrease) increase in deferred rent liability	(493)	(58)	19
Amortization of marketing agreement intangible assets	26	92	174
Allowance for doubtful accounts	207	23	96
Deferred income taxes	190	305	183
Stock based compensation	1,928	3,980	9,165
Foreign exchange loss	—	—	46
Increase in fair value of warrants for redeemable convertible preferred stock	884	1,996	—
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(2,986)	(4,437)	(5,883)
Prepaid expenses and other current assets	(501)	47	170
Other assets	(1,182)	(381)	(19)
Accounts payable	172	3,054	1,310
Accrued expenses	1,079	(184)	885
Deferred revenue	2,252	1,226	(1,864)
Net cash provided by operating activities	3,400	10,147	16,688
Investing activities:			
Purchases of computers, furniture and equipment	(367)	(853)	(1,820)
Cash paid in connection with acquisitions, net of cash received	—	(22,194)	(38,410)
Net cash used in investing activities	(367)	(23,047)	(40,230)
Financing activities:			
Repayment of debt	(8,562)	(38,018)	(9,676)
Borrowings of debt	5,500	20,000	778
Payments of settlement liability	(200)	—	—
Payment of debt in connection with acquisition	(952)	—	—
Proceeds from public offerings, net of issuance costs	—	66,989	37,729
Repurchase of common stock	—	—	(2,700)
Proceeds from repayment of notes receivable	691	—	93
Deferred financing costs	(60)	(170)	—
Proceeds from exercise of stock options and stock warrants	300	1,593	4,174
Net cash (used in) provided by financing activities	(3,283)	50,394	30,398
Effect of exchange rate on cash	—	—	(52)
Net (decrease) increase in cash and cash equivalents	(250)	37,494	6,804
Cash and cash equivalents, beginning of period	6,163	5,913	43,407
Cash and cash equivalents, end of period	$ 5,913	$ 43,407	$ 50,211

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization, Description of Business

Nature of Operations

Tangoe, Inc. (the "Company"), a Delaware corporation, was incorporated on February 9, 2000 as TelecomRFQ, Inc. During 2001, the Company changed its name to Tangoe, Inc. The Company provides communications lifecycle management software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. Communications lifecycle management encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, mobile device management, real-time telecommunication expense management, invoice processing, expense allocation and accounting and asset decommissioning and disposal. The Company's Communications Management Platform is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. The Company's customers can also engage the Company through its client services group to manage their communications assets and services through its Communications Management Platform.

Public Offerings

On June 15, 2011, the Company effected a 1-for-3.522 reverse stock split of its common stock. All references to common stock, common stock equivalents and per share amounts in these financial statements relating to dates prior to June 15, 2011 have been retroactively adjusted to give effect to this reverse stock split.

In August 2011, the Company completed its initial public offering whereby it sold 7,500,000 shares of common stock at a price to the public of $10.00 per share. The Company received proceeds from its initial public offering of $66.0 million, net of underwriting discounts and commissions and other offering costs of $3.8 million.

As part of the initial public offering, an additional 2,585,500 shares of common stock were sold by certain existing stockholders at a price to the public of $10.00 per share, including 1,315,500 shares sold by such stockholders upon the exercise of the underwriters' option to purchase additional shares. The Company did not receive any proceeds from the sale of such shares by the selling stockholders.

In April 2012, the Company completed a public offering whereby it sold 2,200,000 shares of common stock at a price to the public of $18.50 per share. The Company received proceeds from this public offering of $37.7 million, net of underwriting discounts and commissions and other offering costs of $3.0 million.

As part of this public offering, an additional 7,000,000 shares of common stock were sold by certain existing stockholders at a price to the public of $18.50 per share, including 1,200,000 shares sold by such stockholders upon the exercise of the underwriters' option to purchase additional shares. The Company did not receive any proceeds from the sale of such shares by the selling stockholders.

The Company's common stock is traded on the NASDAQ Global Select Market.

2. Summary of Significant Accounting Policies

Consolidation and Basis of Preparation—The consolidated financial statements include the financial results of Tangoe, Inc. and its wholly owned subsidiaries Tangoe EU B.V., Tangoe (China) Co., Ltd.,

2. Summary of Significant Accounting Policies (Continued)

Tangoe-PL, Inc., Tangoe Canada, Inc. (formerly Anomalous Networks Inc.) acquired by the Company on January 10, 2012, ttMobiles, Limited acquired by the Company on February 21, 2012, and Tangoe India Softek Services Private, Limited formed by the Company in August 2012, described further in Note 4. Intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a variable interest rate account. As of December 31, 2012, the Company had no restrictions on its $50.2 million of cash and cash equivalents.

Revenue Recognition—Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of the Company's solution to manage its customers' communications expenses. Strategic consulting, software licenses and other revenues consist of fees for perpetual software licenses, professional services, contract negotiations, bill audits, mobile device activation fees and sales of telecommunication accessories.

The Company recognizes revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning and carrier dispute resolution. Prior to 2010, as a result of limited history regarding customer renewals, implementation fees associated with recurring technology and services engagements with terms equal to or less than 36 months were recognized over 36 months and implementation fees associated with engagements with terms exceeding 36 months were recognized over the life of the contract. In 2010, due to having greater evidence regarding customer renewals, the Company believed it was appropriate to extend the estimated expected life of the customer relationship to be equal to twice the contract life calculated on a per-customer basis and to recognize implementation fees ratably over this period. This change did not have a material impact on the Company's consolidated financial statements. Many of the Company's subscription contracts are non-cancelable, although customers have the right to terminate for cause if the Company materially fails to perform.

Software license fees consist of fees paid for a perpetual license agreement for the Company's technology, which are recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Software Revenue Recognition*, as amended. When contracts contain multiple elements wherein vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the residual method prescribed by the authoritative guidance. VSOE of fair value for maintenance and support is established by a stated renewal rate included in the license arrangement or rates charged in stand-alone sales of maintenance and support. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

Professional services related to the implementation of the Company's software products ("Consulting Services") are generally performed on a fixed fee basis under separate service

2. Summary of Significant Accounting Policies (Continued)

arrangements. Consulting Services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. The Company also provides contract negotiation and bill audit services ("Strategic Sourcing Services") on behalf of its customers, which are generally performed on a contingency fee basis, with the Company's fees being based on a percentage of the savings the Company achieves for the customer. Revenue from Strategic Sourcing Services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which the Company is entitled.

In accordance with ASC 605, *Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses*, the Company classifies reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2011 and 2012, reimbursed expenses of $0.1 million, $0.3 million and $0.2 million, respectively, were included in revenue.

Software Development Costs—The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with ASC 350, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* The Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all such costs to research and development in the period incurred.

Computers, Furniture and Equipment—Computers, furniture and equipment are stated at historical cost. Depreciation of computers, furniture and equipment is provided for, commencing when the assets are placed in service, using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lease term, which is shorter than the useful lives.

Deferred Rent—The Company has operating leases for various office spaces, some of which include a rent escalation clause. GAAP requires that rental expense be reflected on a straight-line basis over the life of the lease. This results in deferred rent on the consolidated balance sheet.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are measured based on the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities and net operating loss carryforwards available for tax reporting purposes using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is determined to be more likely than not.

Concentration of Credit Risk—Financial instruments that subject the Company to risk of loss consist principally of accounts receivable. For the years ended December 31, 2010, 2011 and 2012, no individual end customer represented greater than 10% of total revenue. For the year ended December 31, 2010, one strategic alliance partner represented 10.6% of total revenue. For the years

2. Summary of Significant Accounting Policies (Continued)

ended December 31, 2011 and 2012, no strategic alliance partner represented greater than 10% of total revenue. As of December 31, 2011 and 2012, no strategic alliance partner or individual end customer represented a greater than 10% concentration of total accounts receivable. The Company has balances with financial institutions in excess of the Federal Deposit Insurance Corporation limit. The Company believes that credit risks associated with these concentrations are limited, as the amounts are held by major financial institutions in the United States.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are reported on the balance sheet at their outstanding principal balance, net of an estimated allowance for possible losses. The allowance for possible losses is estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are charged against the allowance (written-off) when substantially all collection efforts cease. Based on the information available, the Company's management believes that the allowance for doubtful accounts as of December 31, 2011 and 2012 is adequate.

Cash Held on Behalf of Customers—The Company's services for some customers include the payment of the customer's communications invoices directly to the carrier. Such payments are made from separate bank accounts set up on behalf of each such customer, which are funded by the customer shortly in advance of the Company making any disbursements. These accounts are used only for the payment of the customer's invoices and the Company does not fund these accounts, therefore the balances in these accounts are not included on the accompanying consolidated balance sheets. As of December 31, 2011 and 2012, the total funds held by the Company on behalf of its customers were $8.2 million and $12.5 million, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Income (Loss) Per Share—Income (loss) per common share is calculated in accordance with the provisions of ASC 260, *Earnings per Share.* Under ASC 260, public companies are required to report both basic and diluted income (loss) per common share. Basic and diluted income (loss) per share is computed by dividing the income (loss) applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted income (loss) per share gives effect to potential common shares; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of shares of common stock issuable upon the exercise of outstanding stock options and warrants.

Business Combinations and Valuation of Intangible Assets—The Company accounts for business combinations in accordance with ASC 805, *Business Combinations*. ASC 805 requires business combinations to be accounted for using the purchase method of accounting and includes specific criteria for recording intangible assets separate from goodwill and promotes greater use of fair values in financial reporting. Results of operations of acquired businesses are included in the financial statements of the acquiring company from the date of acquisition. Net assets of the acquired company are recorded at their fair value at the date of acquisition.

2. Summary of Significant Accounting Policies (Continued)

Impairment of Goodwill and Certain Other Long-Lived Assets—As required by ASC 350, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company has one reporting unit. The annual goodwill impairment test is a two-step process. First, the Company determines if the carrying value of its related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If the Company then determines that goodwill may be impaired, it compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss. In September 2011, the FASB issued Accounting Standards Update ("ASU") 2011-08, which amends ASC 350 for testing goodwill for impairment. The guidance provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If an entity elects to perform a qualitative assessment and determines that an impairment is more likely than not, the entity is then required to perform the existing two-step quantitative impairment test, otherwise no further analysis is required. An entity also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether an entity chooses to perform the qualitative assessment or proceeds directly to the two-step quantitative impairment test. In the fourth quarter of 2012, in conjunction with management's annual review of goodwill, the Company adopted the new guidance.

The Company accounts for the impairment of long-lived assets other than goodwill in accordance with ASC 360, *Accounting for the Impairment or Disposal of Long-Lived Asset*. In accordance with ASC 360, the Company evaluates long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or group of assets. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company does not have any long-lived assets, including intangible assets, which it considers to be impaired.

Stock-Based Compensation—The Company follows ASC 718, *Share-based Payment*, for recording stock-based compensation. This statement requires recording stock-based awards at fair value. The Company also complies with the provisions of ASC 505, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, with respect to stock option grants to non-employees.

Foreign Currency Translation—In 2010, the Company set up two new wholly owned international subsidiaries, Tangoe EU B.V. in the Netherlands and Tangoe (China) Co., Ltd. in China. In 2012, the Company acquired Tangoe Canada, Inc. (formerly Anomalous Networks Inc.) and ttMobiles, Limited of the United Kingdom . For 2011 and 2012, the international operations were immaterial to the overall consolidated financial statements of the Company. Gains and losses on foreign currency translation of the financial statements of foreign operations whose functional currency is other than the U.S. dollar, are included in accumulated other comprehensive income (loss). Assets and liabilities of foreign operations are translated at year-end exchange rates and revenue and expense are translated at average rates in effect during the year. Foreign currency exchange gains and losses from transactions and

2. Summary of Significant Accounting Policies (Continued)

balances denominated in a currency other than the functional currency are recorded in the consolidated statement of operations.

Comprehensive (Loss) Income—Comprehensive (loss) income consists of net income (loss) and other comprehensive items. Other comprehensive items include foreign currency translation adjustments.

Reclassification—Certain previously reported amounts have been reclassified to conform to the classifications used in the December 31, 2012 financial statements.

3. Recent Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Company elected early adoption of this update and it had no impact on its consolidated financial statements.

4. Business Combinations

HCL Expense Management Services, Inc.

In December 2010, the Company entered into an Asset Purchase Agreement (the "HCL-EMS APA") to acquire substantially all of the assets and certain liabilities of HCL Expense Management Services, Inc. ("HCL-EMS"). Pursuant to the terms of the HCL-EMS APA, the Company paid $3.0 million in cash at closing, which took place on January 25, 2011 ("HCL-EMS Closing Date"). In addition, the Company is obligated to pay deferred cash consideration following each of the first and second anniversaries of the HCL-EMS Closing Date, pursuant to an earn-out formula based upon specified revenues from specified customers acquired from HCL-EMS, subject to set-off rights of the Company with respect to indemnities given by HCL-EMS under the HCL-EMS APA. The Company valued this contingent consideration at $3.4 million. In May 2012, the Company and HCL-EMS agreed that the amount of the first year earn-out would be $1.9 million and the Company paid a portion of that amount to HCL-EMS. The Company paid the remaining portion of the first year earn-out to HCL-EMS in November 2012. In connection with this transaction the Company has recorded on its consolidated statement of operations in the third quarter of 2011 a restructuring charge related to terminating the use of the former HCL-EMS leased facility in Rutherford, New Jersey that is subject to a lease assumed by the Company in connection with the acquisition.

4. Business Combinations (Continued)

HCL-EMS Purchase Price Allocation

The allocation of the total purchase price of HCL-EMS' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of the HCL-EMS Closing Date. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and contingent consideration and the allocation of the total purchase price (in thousands):

Cash	$ 3,000
Fair value of contingent consideration	3,390
	$ 6,390
Allocation of Purchase Consideration:	
Accounts receivable	$ 2,269
Prepaid and other current assets	125
Property and equipment	273
Intangible assets	2,700
Goodwill	2,243
Deposits and non-current assets	170
Accounts payable	(229)
Accrued expenses	(1,042)
Deferred revenue	(119)
	$ 6,390

The goodwill related to the HCL-EMS acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The following table presents the Company's estimates of fair value of the intangible assets acquired:

Description	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Technology	$ 840	4.0
Customer relationships	1,860	9.0
Total intangible assets	$2,700	

Telwares, Inc.

On March 16, 2011, the Company entered into an Asset Purchase Agreement (the "Telwares APA") with Telwares, Inc. to purchase certain assets and liabilities of Telwares, Inc. and its subsidiary Vercuity, Inc. as defined in the Telwares APA (such acquired assets and liabilities, "Telwares"). Pursuant to the terms of the agreement, the Company will pay $7.7 million in cash as follows: $5.2 million at closing, which took place on March 16, 2011, which amount included a working capital adjustment of $0.7 million, $1.25 million on March 16, 2012 and $1.25 million on March 16, 2013. The Company paid the first installment of $1.25 million on March 16, 2012. The installment payable on

4. Business Combinations (Continued)

March 16, 2013 was subject to a potential reduction of up to $0.5 million relating to the achievement of certain recurring revenue goals during the three months ended June 30, 2012. The Company and Telwares have agreed that the amount of the reduction would be $350,000.

Telwares Purchase Price Allocation

The allocation of the total purchase price of Telwares' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of March 16, 2011. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price (in thousands):

Cash	$5,166
Fair value of deferred purchase price	2,154
	$7,320
Accounts receivable	$1,975
Prepaid and other current assets	72
Property and equipment	355
Intangible assets	2,428
Goodwill	3,014
Deposits and non-current assets	76
Accounts payable	(88)
Accrued expenses	(444)
Deferred revenue	(68)
	$7,320

The goodwill related to the Telwares acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The following table presents the Company's estimates of fair value of the intangible assets acquired :

Description	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Non-compete agreements	$ 58	2.0
Technology	350	3.0
Customer relationships	2,020	8.0
Total intangible assets	$2,428	

ProfitLine, Inc.

On December 19, 2011, the Company and Snow Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the "Acquisition Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with ProfitLine, Inc., a Delaware corporation

4. Business Combinations (Continued)

("ProfitLine"), and Doug Carlisle, solely in his capacity as Stockholder Representative under the Merger Agreement, under which the parties agreed to the merger of the Acquisition Sub with and into ProfitLine (the "Merger") with ProfitLine surviving the Merger as a wholly owned subsidiary of the Company. Pursuant to the terms of the agreement, the Company paid $14.5 million in cash at closing. In addition, $9.0 million is payable in cash in installments of $4.5 million each on December 19, 2012 and June 19, 2013, subject to set-off rights of the Company and the surviving corporation with respect to indemnities given by the former stockholders of ProfitLine under the Merger Agreement. Among other things, these indemnity obligations relate to representations and warranties given by ProfitLine under the Merger Agreement. Certain indemnities are subject to limitations, including a threshold, certain caps and a limited survival period. The Company paid the former stockholders of ProfitLine $4.1 million in December 2012, consisting of the first installment of $4.5 million less indemnity claims of $0.4 million. Under the Merger Agreement, the Company is required to make an advance deposit into escrow of the deferred consideration under certain circumstances, including in the event that the Company's cash and cash equivalents, less bank and equivalent debt (which excludes capital lease obligations and deferred consideration payable in connection with acquisitions) is below $15.0 million at any time after payment of the first and before payment of the second $4.5 million installment of deferred consideration.

ProfitLine Purchase Price Allocation

The allocation of the total purchase price of ProfitLine's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of December 19, 2011. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price (in thousands):

Purchase consideration:	
Cash	$14,500
Deferred cash consideration	8,674
	$23,174
Allocation of Purchase Consideration:	
Current assets	$ 3,183
Property and equipment	675
Other assets	117
Identifiable intangible assets	8,717
Goodwill	13,801
Total assets acquired	26,493
Accounts payable and accrued expenses	(3,167)
Deferred revenue	(152)
	$23,174

The goodwill amount has been revised from the preliminary purchase price allocation previously disclosed in the Company's 2011 audited financials as a result of an unfavorable leasehold interest

4. Business Combinations (Continued)

related to the Company's office lease in San Diego. The leasehold interest amount of $0.4 million will be amortized over the remaining term of the facility lease.

The goodwill and identifiable intangible assets related to the ProfitLine acquisition are not tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The following table presents the Company's estimates of fair value of the intangible assets acquired :

Description	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Tradenames	$ 335	4.0
Technology	1,612	2.5
Customer relationships	6,770	9.0
Total intangible assets	$8,717	

Anomalous Networks Inc.

On January 10, 2012 (the "Anomalous Acquisition Date"), the Company entered into a Share Purchase Agreement (the "Anomalous Purchase Agreement") with Anomalous Networks Inc., a corporation incorporated under the laws of Canada ("Anomalous"), and the shareholders of Anomalous, under which the Company agreed to purchase all of the outstanding equity of Anomalous (the "Anomalous Share Purchase"). This acquisition reflects the Company's strategy to broaden its suite of offerings and to provide real-time telecom expense management capabilities. On the same day, the Anomalous Share Purchase was effected in accordance with the terms of the Anomalous Purchase Agreement with the Company acquiring all of the outstanding equity of Anomalous for aggregate consideration of (i) approximately $3,500,000 in cash paid at the closing, (ii) $979,000 in cash payable on the first anniversary of the closing, (iii) 165,775 unregistered shares of the Company's common stock and (iv) 132,617 unvested and unregistered shares of the Company's common stock with vesting based on achievement of revenue targets relating to sales of Anomalous products and services for periods through January 31, 2013 (the "Earn-Out Period"). The Company paid $979,000 in January 2013. The unvested shares remain subject to set-off rights of the Company with respect to indemnities given by the former shareholders of Anomalous under the Anomalous Purchase Agreement. Among other things, these indemnity obligations relate to representations and warranties given by Anomalous under the Anomalous Purchase Agreement. The indemnities are subject to limitations, including a threshold, certain caps and limited survival periods. The unvested shares are subject to a lock-up unless and until they become vested following the end of the Earn-Out Period and are subject to the set-off rights described above. The Company has included the operating results of Anomalous in its consolidated financial statements since the date of acquisition, including recurring technology and services revenue of $1.2 million through December 31, 2012.

Anomalous Purchase Price Allocation

The allocation of the total purchase price of Anomalous' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of January 10, 2012. In accordance with ASC 805, *Business Combinations,* the Company valued the 165,775 of unregistered and unvested

4. Business Combinations (Continued)

shares of the common stock by using closing price of the Company's stock as of the acquisition date and applying a 20% marketability discount to the fair value of the unregistered and unvested shares. The marketability discount was applied since the unregistered shares are subject to a lock-up period of one year. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price (in thousands):

Purchase consideration:	
Cash	$3,521
Common stock	1,984
Deferred cash consideration	1,495
	$7,000
Allocation of Purchase Consideration:	
Current assets	$1,140
Property and equipment	47
Other assets	10
Identifiable intangible assets	2,857
Goodwill	4,477
Total assets acquired	8,531
Accounts payable and accrued expenses	(394)
Deferred taxes	(767)
Deferred revenue	(370)
	$7,000

The goodwill and identifiable intangible assets related to the Anomalous acquisition are not tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The following table presents the Company's estimates of fair value of the intangible assets acquired :

Description	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Technology	$2,017	5.0
Non-compete covenants	553	2.0
Customer relationships	236	4.0
Tradenames	51	3.0
Total identifiable intangible assets	$2,857	

ttMobiles Limited

On February 21, 2012 (the "ttMobiles Acquisition Date"), the Company entered into a Share Purchase Agreement (the "ttMobiles Purchase Agreement"), with the holders of all of the issued share capital of ttMobiles Limited, a private limited company incorporated in England ("ttMobiles"), under

4. Business Combinations (Continued)

which the Company agreed to purchase all of the issued share capital of ttMobiles (the "ttMobiles Share Purchase"). On the same day, the ttMobiles Share Purchase was effected in accordance with the terms of the ttMobiles Purchase Agreement, with the Company acquiring all of the outstanding equity of ttMobiles for aggregate consideration of (i) £4.0 million in cash paid at the closing, and (ii) £1.5 million in cash payable on the first anniversary of the closing (the "Deferred Consideration"). The purchase price was subject to a net asset adjustment pursuant to which the purchase price would be increased or decreased to the extent that the net asset position of ttMobiles was more or less than a specified target by an amount that exceeded 5% of the target. The Deferred Consideration was subject to set-off rights of the Company with respect to claims for breach of warranties and certain indemnities given by the former holders of the issued share capital of ttMobiles under the ttMobiles Purchase Agreement until the Deferred Consideration was paid. Any breach claims and indemnities would be subject to limitations, including a threshold, certain baskets, caps and limited survival periods. The Company paid £1.5 million of deferred consideration in February 2013. The Company has included the operating results of ttMobiles in its consolidated financial statements since the date of acquisition, including revenue of $5.6 million through December 31, 2012, of which $4.1 million was recurring technology and services revenue.

ttMobiles Purchase Price Allocation

The allocation of the total purchase price of ttMobiles' net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of February 21, 2012. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price (in thousands):

Purchase consideration:	
Cash	$ 6,359
Deferred cash consideration	2,315
	$ 8,674
Allocation of Purchase Consideration:	
Current assets	$ 2,469
Property and equipment	188
Identifiable intangible assets	4,288
Goodwill	3,557
Total assets acquired	10,502
Accounts payable and accrued expenses	(848)
Deferred taxes	(954)
Deferred revenue	(26)
	$ 8,674

The goodwill and identifiable intangible assets related to the ttMobiles acquisition are not tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The

4. Business Combinations (Continued)

following table presents the Company's estimates of fair value of the intangible assets acquired (in thousands):

Description	Fair Value (in thousands)	Weighted Average Useful Life (in years)
Customer relationships	$2,606	9.0
Technology	1,178	5.0
Tradenames	388	4.0
Non-compete covenants	116	2.0
Total identifiable intangible assets	$4,288	

Symphony Teleca Services, Inc.

On August 8, 2012, the Company entered into an Asset Purchase Agreement (the "Symphony Purchase Agreement") with Symphony Teleca Services, Inc., a Delaware corporation ("Symphony"), under which the parties agreed to the purchase by the Company of Symphony's telecommunications expense management business (the "TEM Business") through an asset purchase (the "Symphony Acquisition"). As part of the Symphony Acquisition and also on August 8, 2012, a newly formed subsidiary of the Company, Tangoe India Softek Services Private Limited, an Indian private limited company ("Tangoe India"), entered into a Business Purchase Agreement (the "Indian Purchase Agreement") with Symphony Services Corporation (India) Private Limited ("Symphony India") with respect to the purchase of certain assets and hiring of employees of the acquired business located in India. On the same day, the Symphony Acquisition was effected in accordance with the terms of the Symphony Purchase Agreement. At the closing of the Symphony Acquisition, the Company acquired the TEM Business for net consideration of $40.2 million, subject to certain adjustments (the "Cash Purchase Price"), payable as described below, plus an earn-out payable in the amount of up to $4.0 million based on achievement of revenue targets for the acquired business for periods through June 30, 2013. The Cash Purchase Price, after giving effect to certain adjustments, is payable as follows: (i) approximately $29.2 million in cash paid at the closing, (ii) approximately $4.4 million in cash payable on the six-month anniversary of the closing, which includes $2.5 million related to the Indian Purchase Agreement, and (iii) approximately $6.4 million in cash payable on the one-year anniversary of the closing. The Company made the six-month anniversary payment of $4.4 million in February 2013. As part of the Symphony Acquisition, the Company acquired a balance sheet for the TEM Business, which included net assets of approximately $5.4 million. The full installment due on August 8, 2013 of approximately $6.4 million, and amounts that become payable under the earn-out are subject to set-off rights of the Company with respect to indemnities given by Symphony under the Symphony Purchase Agreement. Among other things, these indemnity obligations relate to representations and warranties given by Symphony under the Symphony Purchase Agreement and by Symphony India under the Indian Purchase Agreement. Certain of the indemnities are subject to limitations, including a threshold and deductible, certain caps and limited survival periods. During a post-closing transition period that lasted through February 2013, Symphony and Symphony India provided to the Company certain transition services, including making available to the Company on a continuing basis the services previously provided by Symphony India to the TEM Business, pending completion of the opening of certain Tangoe India facilities, the procurement of certain Indian tax registrations and the subsequent transfer

4. Business Combinations (Continued)

to Tangoe India of the Indian assets and employees being hired. The Company has included the operating results of the TEM Business in its consolidated financial statements since the date of acquisition, including revenue of $8.8 million through December 31, 2012, of which $7.9 million was recurring technology and services revenue.

Symphony Purchase Price Allocation

The allocation of the total purchase price of Symphony's net tangible and identifiable intangible assets was based upon management's preliminary estimate of the fair values of those assets taking into account all relevant information available. Actual amounts for each of the fair values of the assets acquired and liabilities assumed may vary. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the breakdown between cash and deferred purchase price and the allocation of the total purchase price (in thousands):

Purchase consideration:	
Cash	$29,208
Deferred cash consideration	10,942
	$40,150
Allocation of Purchase Consideration:	
Current assets	$ 5,777
Property and equipment	602
Identifiable intangible assets	13,790
Goodwill	20,936
Total assets acquired	41,105
Accounts payable and accrued expenses	(335)
Deferred revenue	(620)
	$40,150

The goodwill and identifiable intangible assets related to the Symphony's acquisition are tax deductible. The Company estimated the fair value of intangible assets using the income, cost and market approaches to value the identifiable intangible assets, which are subject to amortization. The following table presents the Company's estimates of fair value of the intangible assets acquired (in thousands):

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$ 9,680	9.0
Technology	4,050	5.0
Tradename	60	3.0
Total identifiable intangible assets	$13,790	

4. Business Combinations (Continued)

Unaudited Pro Forma Results

The following table presents the unaudited pro forma results of the Company for the years ended December 31, 2011 and 2012 as if the acquisitions of HCL-EMS, Telwares, ProfitLine, Anomalous and ttMobiles occurred at the beginning of 2011. Due to the inability of the Company to anticipate and estimate on a forward-looking basis incremental costs allocated to the Symphony TEM Business by Symphony and the uncertainty and difficulty of calculating the specific costs required to meaningfully present the effects of the acquisition and the costs of operating the Symphony TEM Business, the Company has not included the Symphony TEM Business in the unaudited pro forma results below. The unaudited pro forma revenue for the Symphony TEM Business was $13.0 million for the period of January 1, 2012 through August 8, 2012, the acquisition date. The unaudited pro forma revenue for the Symphony TEM Business was $20.1 million for the year ended December 31, 2011. The unaudited pro forma revenue for the Symphony TEM Business for the periods of January 1, 2012 through August 8, 2012, the acquisition date, and the year ended December 31, 2011 are not included in the unaudited pro forma results below. These results are not intended to reflect the actual operations of the Company had the acquisitions occurred at January 1, 2011.

	Years Ended December 31,	
(in thousands, except per share amounts)	2011	2012
Revenue	$130,831	$156,346
Operating (loss) income	(4,967)	4,383
(Loss) income applicable to common stockholders	(13,398)	3,012
Basic (loss) income per common share	$ (0.82)	$ 0.08
Diluted (loss) income per common share	$ (0.82)	$ 0.08

5. (Loss) Income per Share Applicable to Common Stockholders

The following table sets forth the computations of (loss) income per share applicable to common stockholders for the years ended December 31, 2010, 2011 and 2012:

(in thousands, except per share amounts)	For the Years Ended December 31,		
	2010	2011	2012
Basic net (loss) income per common share:			
Net (loss) income	$(1,752)	$(2,955)	$ 3,038
Less: Preferred stock dividends	(3,715)	(2,168)	—
Less: Accretion of redeemable convertible preferred stock	(64)	(37)	—
(Loss) income applicable to common stockholders	$(5,531)	$(5,160)	$ 3,038
Basic (loss) income per common share	$ (1.26)	$ (0.31)	$ 0.08
Weighted-average common shares outstanding	4,399	16,412	36,492
Diluted net (loss) income per common share:			
Net (loss) income	$(1,752)	$(2,955)	$ 3,038
Less: Preferred stock dividends	(3,715)	(2,168)	—
Less: Accretion of redeemable convertible preferred stock	(64)	(37)	—
(Loss) income applicable to common stockholders	$(5,531)	$(5,160)	$ 3,038
Diluted (loss) income per common share	$ (1.26)	$ (0.31)	$ 0.08
Weighted-average common shares used to compute diluted (loss) income per share	4,399	16,412	39,870

Diluted (loss) income per common share for the periods presented does not reflect the following potential common shares as the effect would be anti-dilutive.

	2010	2011	2012
Outstanding stock options	5,680	6,670	2,457
Outstanding restricted stock units	—	—	165
Common stock warrants	1,359	590	—
Convertible preferred stock	19,938	—	—

On August 1, 2011, as a result of the Company's initial public offering all preferred stock was converted to common stock and all preferred stock warrants converted to warrants to purchase common stock.

6. Computers, Furniture and Equipment-Net

Computers, furniture and equipment-net consists of:

(in thousands)	As of December 31, 2011	As of December 31, 2012
Computers and software	$ 8,192	$10,018
Furniture and fixtures	748	1,032
Leasehold improvements	635	1,166
	9,575	12,216
Less accumulated depreciation	(6,241)	(8,217)
Computers, furniture and equipment-net	$ 3,334	$ 3,999

Computers and software includes equipment under capital leases totaling approximately $2.5 million at December 31, 2011 and 2012. Accumulated depreciation on equipment under capital leases totaled approximately $1.4 million and $2.0 million as of December 31, 2011 and 2012, respectively. Depreciation and amortization expense associated with computers, furniture and equipment was $1.1 million, $1.4 million and $2.0 million for the years ended December 31, 2010, 2011 and 2012, respectively.

In connection with the business combinations described in Note 4, the Company acquired fixed assets with fair values of $1.3 million and $0.8 million during 2011 and 2012, respectively.

7. Restructuring Charge

In September 2011, the Company recorded a restructuring charge as a result of the consolidation of office space in New Jersey. The consolidation of office space eliminated redundant office space acquired in the HCL-EMS and Telwares acquisitions.. This charge reflects the fair value of the remaining rent payments for the office space the Company ceased using, net of estimated sublease income, plus real estate commissions and office relocation costs. The liabilities related to the restructuring charge are included in other current liabilities and deferred rent and other non-current

7. Restructuring Charge (Continued)

liabilities on the Company's consolidated balance sheets. The following table summarizes the activity in the liabilities related to the restructuring charge for the years ended December 31, 2011 and 2012.

(in thousands)	Lease costs, net of estimated sublease income	Other Costs	Total
2011 restructuring charge	$1,477	$ 72	$1,549
Cash payments	(217)	(3)	(220)
Non-cash charges and other	5	0	5
Remaining liability at December 31, 2011	1,265	69	1,334
Cash payments	(652)	(99)	(751)
Non-cash charges and other	—	22	22
Remaining liability at December 31, 2012	613	(8)	605
less: current portion			(305)
Long-term portion			$ 300

8. Intangible Assets and Goodwill

The following table presents the components of the Company's intangible assets as of December 31, 2011 and 2012:

(in thousands)	December 31, 2011	December 31, 2012	Weighted Average Useful Life (in years)
Patents	$ 1,054	$ 1,054	8.0
Less: accumulated amortization	(634)	(766)	
Patents, net	420	288	
Technological know-how	7,831	15,141	6.0
Less: accumulated amortization	(2,465)	(4,913)	
Technological know-how, net	5,366	10,228	
Customer relationships	23,550	37,358	8.7
Less: accumulated amortization	(7,236)	(10,793)	
Customer relationships, net	16,314	26,565	
Covenants not to compete	198	881	2.0
Less: accumulated amortization	(163)	(517)	
Covenants not to compete, net	35	364	
Strategic marketing agreement	6,203	6,203	10.0
Less: accumulated amortization	(118)	(293)	
Strategic marketing agreement, net	6,085	5,910	
Tradenames	335	843	3.9
Less: accumulated amortization	(2)	(196)	
Tradenames, net	333	647	
Trademarks	247	247	Indefinite
Intangible assets, net	$28,800	$ 44,249	

In June 2012, the Company converted certain channel customers to direct customers by purchase of the customer contracts from Insight Direct USA Inc., which continues as a referral partner rather than a channel partner, in exchange for consideration of $1.25 million, which has been paid. The Company has included the purchase of these customer contracts in customer relationships.

8. Intangible Assets and Goodwill (Continued)

The related amortization expense of intangible assets for 2010, 2011 and 2012 was $2.3 million, $3.0 million and $6.7 million, respectively. The Company's estimate of future amortization expense for acquired intangible assets that exist at December 31, 2012 is as follows:

(in thousands)	
2013	$ 8,242
2014	7,354
2015	5,989
2016	5,727
2017	5,964
Thereafter	10,726
Total	$44,002

The following table presents the changes in the carrying amounts of goodwill for the years ended December 31, 2011 and 2012.

(in thousands)	Carrying Amount
Balance at December 31, 2010	$17,636
HCL-EMS	2,243
Telwares	3,014
ProfitLine	13,373
Balance at December 31, 2011	$36,266
ProfitLine leasehold interest adjustment	428
Anomalous	4,477
ttMobiles	3,557
Symphony	20,936
Foreign exchange translation effect	161
Balance at December 31, 2012	$65,825

9. Debt

As of December 31, 2011 and 2012, borrowings outstanding included the following:

(in thousands)	December 31, 2011	December 31, 2012
HCL-EMS contingent consideration, net of unamortized discount of $210 and $12 at at December 31, 2011 and 2012, respectively. Payable in annual installments starting in 2012, as described below	$ 3,731	$ 2,046
Deferred Telwares purchase price, net of unamortized discount of $162 and $24 at December 31, 2011 and 2012, respectively. Payable in annual installments starting in March 2012, as described below	2,338	1,226
Deferred ProfitLine purchase price, net of unamortized discount of $318 and $62 at December 31, 2011 and 2012. Payable in annual installments starting in December 2012, as described below	8,682	4,438
Deferred Anomalous purchase price, net of unamortized discount of $1 at December 31, 2012. Payable in one installment in January 2013, as described below	—	978
Deferred ttMobiles purchase price, net of unamortized discount of $10 at December 31, 2012. Payable in one installment in February 2013, as described below	—	2,420
Deferred Symphony purchase price, net of unamortized discount of $128 at December 31, 2012. Payable as described below	—	10,662
Capital lease and other obligations	1,443	804
Total notes payable	$16,194	$ 22,574
Less current portion	$(7,904)	$(22,443)
Notes payable, less current portion	$ 8,290	$ 131

Line of Credit

In October 2010, the Company negotiated a line of credit of up to $6.0 million based upon 80% of the Company's eligible accounts receivable with JP Morgan Chase Bank, N.A. The line of credit bears interest at the London Inter-Bank Offered Rate ("Libor") plus a 4.0% spread. On November 2, 2010, the Company borrowed $5.5 million of the line of credit. The Company used the proceeds to pay off the $5.0 million previously outstanding revolving line of credit and used $0.5 million for general corporate overhead purposes. In February 2011, the Company negotiated an increase in the line of credit of up to $8.0 million based upon 80% of the Company's eligible accounts receivable. In August 2011, upon the completion of the Company's initial public offering, the Company used a portion of the proceeds from the offering to pay all obligations under the line of credit, including the outstanding principal of $5.5 million and unpaid accrued interest of $15,702. In October 2011, the Company renewed the line of credit for one year, with the line of credit maturing in October 2012. In January 2013, the Company renewed the line of credit, with the line maturing on October 2013. The line of credit has a financial covenant relative to minimum cash balance requirements, and is secured by all of the Company's tangible and intangible property.

9. Debt (Continued)

Term Loan

In the first quarter of 2011, the Company borrowed $20.0 million pursuant to a new term loan with its existing bank in connection with the acquisitions of HCL-EMS and Telwares (the "New Term Loan"). The New Term Loan required interest-only payments through January 2012. Thereafter, monthly interest payments were to be accompanied by principal payments in the following amounts: (i) $350,000 commencing on February 1, 2012 through and including January 1, 2013; (ii) $400,000 from February 1, 2013 through and including January 1, 2014; (iii) $500,000 from February 1, 2014 through and including January 1, 2015; and (iv) $5,000,000 on February 1, 2015. The interest rate on the New Term Loan was base rate plus 6.25% payable monthly with an interest rate floor of 9.75%. The base rate was defined as the greater of (a) the highest prime rate in effect during the month or (b) the highest Libor rate in effect during such month plus 2.5% per annum or (c) the floor of 3.5% per annum. The Company also issued a warrant to purchase 625,000 shares of Series F redeemable convertible preferred stock ("Series F") to the bank at an exercise price of $1.1776 per share (equivalent to 177,456 shares of common stock at $4.1475 per share on a post-split, as converted-to-common basis). In August 2011, upon the completion of the Company's initial public offering, the Company used a portion of the proceeds from the offering to pay all obligations under the New Term Loan, including the outstanding principal of $20.0 million, a loan prepayment fee of $0.4 million and unpaid accrued interest of $0.2 million. Upon the repayment of the New Term Loan, the remaining unamortized debt discount of approximately $0.6 million and debt issuance costs of $0.1 million were expensed.

Contingent HCL-EMS Consideration

As described in Note 4, the purchase consideration for the acquisition of HCL-EMS includes deferred cash consideration. The deferred cash consideration includes contingent cash payments following each of the first and second anniversaries of the HCL-EMS Closing Date of January 25, 2011, pursuant to an earn-out formula based upon specified revenues from specified customers acquired from HCL-EMS, subject to set-off rights of the Company with respect to indemnities given by HCL-EMS under the HCL-EMS Asset Purchase Agreement. No interest accrues on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $0.6 million based on the Company's weighted average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration is unsecured. In 2012, the Company and HCL-EMS agreed that the gross amount of the first year earn-out would be $1.9 million and the Company paid that amount to HCL-EMS. The only adjustments to the balance in 2012 were the accretion of imputed interest and the payment of the first year earn-out amount.

Deferred Telwares Purchase Price

As described in Note 4, the purchase consideration for the acquisition of Telwares includes deferred cash consideration. The deferred cash consideration includes payments of $1.25 million on March 16, 2012 and $1.25 million on March 16, 2013, subject to set-off rights of the Company with respect to indemnities given by Telwares under the Telwares APA. The Company paid the first installment of $1.25 million on March 16, 2012. The installment payable on March 16, 2013 was subject to a potential reduction of up to $0.5 million relating to the achievement of certain recurring revenue goals during the three months ended June 30, 2012. The Company and Telwares have agreed the amount of the reduction will be $350,000. No interest accrues on the deferred cash consideration;

9. Debt (Continued)

however, the Company recorded imputed interest in the amount of $0.3 million based on the Company's weighted average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration is unsecured. The only adjustments to the balance in 2012 were the accretion of imputed interest and the payment of the first installment.

Deferred ProfitLine Purchase Price

As described in Note 4, the purchase consideration for the acquisition of ProfitLine includes deferred cash consideration. The deferred cash consideration includes payments of $9.0 million in installments of $4.5 million each on December 19, 2012 and June 19, 2013, subject to set-off rights of the Company and the surviving corporation with respect to indemnities given by the former stockholders of ProfitLine under the Merger Agreement. The Company paid $4.1 million in December 2012, which included the first installment of $4.5 million less indemnity claims of $0.4 million. No interest accrues on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $0.3 million based on the Company's weighted-average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration is unsecured. Under the Merger Agreement, the Company is required to make an advance deposit into escrow of the deferred consideration under certain circumstances, including in the event that the Company's cash and cash equivalents, less bank and equivalent debt (which excludes capital lease obligations and deferred consideration payable in connection with acquisitions) is below $15.0 million at any time after payment of the first and before payment of the second $4.5 million installment of deferred consideration. The only adjustments to the balance in 2012 were the accretion of imputed interest and the payment of the first installment.

Deferred Anomalous Purchase Price

As described in Note 4, the purchase consideration for the acquisition of Anomalous included deferred cash consideration. The deferred cash consideration included a payment of $979,000 in cash on the first anniversary of the Anomalous Acquisition Date, subject to set-off rights of the Company with respect to indemnities given by the former shareholders of Anomalous under the Anomalous Purchase Agreement. The Company paid the $979,000 in January 2013. No interest accrued on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $29,000 based on the Company's weighted average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration was unsecured. The only adjustment to the balance in 2012 was the accretion of imputed interest.

Deferred ttMobiles Purchase Price

As described in Note 4, the purchase consideration for the acquisition of ttMobiles included deferred cash consideration. The Deferred Consideration included a payment of £1.5 million (or approximately $2.4 million) in cash payable on the first anniversary of the ttMobiles Acquisition Date. No interest accrued on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $0.1 million based on the Company's weighted average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration was unsecured. The Deferred Consideration was subject to set-off rights of the Company with respect to claims for breach of warranties and certain indemnities given by the former holders of the issued share capital of ttMobiles under the ttMobiles Purchase Agreement. Any breach claims and indemnities would be

9. Debt (Continued)

subject to limitations, including a threshold, certain baskets, caps and limited survival periods. The only adjustment to the balance in 2012 was the accretion of imputed interest. The Company paid £1.5 million of deferred consideration in February 2013.

Deferred Symphony Purchase Price

As described in Note 4, the purchase consideration for the acquisition of the Symphony TEM Business includes deferred cash consideration. The deferred cash consideration includes payments of $4.4 million in cash payable on the six-month anniversary of the closing of the Symphony acquisition, which includes $2.5 million of consideration related to the Indian Purchase Agreement, and $6.4 million in cash payable on the twelve-month anniversary of closing of the Symphony Acquisition. In addition, the acquisition consideration included an earn-out payable in the amount of up to $4.0 million based on achievement of revenue targets for the acquired business for periods through June 30, 2013. The Company made the six-month anniversary payment of $4.4 million in February 2013. No interest accrues on the deferred cash consideration; however, the Company recorded imputed interest in the amount of $0.2 million based on the Company's weighted average cost of debt as of the date of the acquisition. The obligation to pay the deferred cash consideration is unsecured. The full installment due on August 8, 2013 of approximately $6.4 million and amounts that potentially could become payable under the earn-out are subject to set-off rights of the Company with respect to indemnities given by Symphony under the Symphony Purchase Agreement. Among other things, these indemnity obligations relate to representations and warranties given by Symphony under the Symphony Purchase Agreement and by Symphony India under the Indian Purchase Agreement. Certain of the indemnities are subject to limitations, including a threshold and deductible, certain caps and limited survival periods. The only adjustment to the balance in 2012 was the accretion of imputed interest.

10. Stockholders' Equity

Common Stock—As of December 31, 2011 and 2012, the number of authorized shares of common stock, par value $0.0001 per share, was 150,000,000, of which 33,152,592 and 37,613,327 were issued and outstanding, respectively.

During the year ended December 31, 2012, the Company issued 165,775 unregistered shares of its common stock and 132,617 unvested and unregistered shares of its common stock as part of the Anomalous purchase consideration, as described in Note 4. Additionally, the Company issued 9,639 shares of its common stock to two of its officers as well as 1,021 shares of its common stock to a member of the Company's board of directors in payment of annual director fees, in each case under the Company's 2011 Stock Incentive Plan.

In November 2012, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to $20 million of its outstanding common stock on the open market or in privately negotiated transactions. During 2012, the Company repurchased 357,751 shares of common stock at an average price per share of $12.29, for an aggregate purchase price of $4.4 million. Of the 357,751 shares purchased in 2012, all were repurchased into trades entered into in 2012, with trades for 216,551 shares settling and such shares being retired in December 2012, and the trades for the remaining 141,200 shares settling and such shares being retired in January 2013 as a result of the three trading day settlement convention.

10. Stockholders' Equity (Continued)

Preferred Stock—As of December 31, 2011 and 2012, the number of authorized shares of preferred stock, par value $0.0001 per share, was 5,000,000, of which 0 were issued and outstanding. On August 1, 2011, as a result of the Company's initial public offering the outstanding preferred stock was converted into 19,022,067 shares of common stock on a one-for-3.522 basis.

The following table summarizes the number of shares of convertible preferred stock for the years ended December 31, 2010 and 2011 (in thousands):

	Balance as of December 31, 2010	Issued	Conversion of preferred stock into common stock	Balance as of December 31, 2011
Series A	1,928	—	(1,928)	—
Series B	8,395	—	(8,395)	—
Series C	4,100	12	(4,112)	—
Series D	2,962	—	(2,962)	—
Series D-1	4,236	—	(4,236)	—
Series E	10,811	—	(10,811)	—
Series F	10,190	—	(10,190)	—
Series 1	21,857	—	(21,857)	—
Series 2	2,505	—	(2,505)	—
	66,984	12	(66,996)	—

The following table summarizes the preferred stock amounts for the years ended December 31, 2010 and 2011 (in thousands):

	Balance as of December 31, 2010	Preferred Dividends	Accretion of preferred stock	Cashless exercise	Conversion of preferred stock into common stock	Balance as of December 31, 2011
Series A	$ 366	$ —	$—	$—	$ (366)	$—
Series B	4,735	132	4	—	(4,871)	$—
Series C	2,495	75	—	5	(2,575)	$—
Series D	2,754	88	3	—	(2,845)	$—
Series D-1	3,755	126	4	—	(3,885)	$—
Series E	10,702	374	10	—	(11,086)	$—
Series F	14,259	560	16	—	(14,835)	$—
Series 1	20,132	720	—	—	(20,852)	$—
Series 2	2,609	93	—	—	(2,702)	$—
	$61,807	$2,168	$37	$ 5	$(64,017)	$—

Investor Rights Agreements—Holders of a substantial portion of the Company's outstanding common stock and warrants to purchase common stock have rights to require the Company to register these shares under the Securities Act of 1933, as amended, under specified circumstances pursuant to the Company's Eighth Amended and Restated Investor Rights Agreement, as amended.

10. Stockholders' Equity (Continued)

Warrants

Common Stock Warrants—During the year ended December 31, 2012, warrant holders exercised warrants to purchase a total of 522,507 shares of common stock pursuant to a cashless exercise feature of these warrants. As a result of the cashless exercise, 398,060 shares of common stock were issued and 124,447 warrant shares were cancelled in lieu of payment of cash consideration to the Company. Additionally, warrant holders exercised warrants to purchase a total of 51,817 shares of common stock. The Company received proceeds of $93,000 related to these warrant exercises.

On September 10, 2012, the Company issued a warrant to purchase 10,000 shares of its common stock at an exercise price of $14.02 to a consultant. The warrant vests over four years, subject to the continuous services of the consultant.

During 2011, and following the completion of the Company's initial public offering, the Company has received cash proceeds of $0.2 million in the aggregate from the exercise of warrants to purchase a total of 50,196 shares of common stock at exercise prices ranging from $2.24 to $4.15 per share. In addition, warrant holders exercised warrants to purchase a total of 1,516,736 shares of common stock pursuant to a cashless exercise feature of these warrants. As a result of the cashless exercise, 931,896 shares of common stock were issued and 584,840 warrant shares were cancelled in lieu of payment of cash consideration to the Company.

On March 22, 2011, the Company issued a warrant to purchase up to 1,282,789 shares of its common stock to Dell Products, L.P. ("Dell") in connection with the entry of the Company and Dell into a 49-month strategic relationship agreement. Under the terms of the warrant, the 1,282,789 shares of common stock may become exercisable upon the achievement of certain annual recurring revenue thresholds over the 49-month period. The warrant is exercisable at $5.987 per share. As of December 31, 2012, none of the shares that may become exercisable under this warrant were probable of being earned and becoming vested and accordingly no value was ascribed to this warrant. On a quarterly basis the Company reviews the actual annual recurring revenue related to the Dell strategic relationship agreement to determine if it is probable that Dell will reach any of the annual recurring revenue thresholds that would result in warrant shares being earned and becoming vested, and to the extent the Company deems it probable that any warrant shares will be earned and become vested, the Company will record the fair value of those shares to intangible assets and non-current liabilities using a Black-Scholes valuation model and mark to market each period thereafter until such time as the warrant shares are actually earned and vest.

On October 9, 2009, the Company issued a warrant to purchase up to 3,198,402 shares of its common stock to International Business Machines Corporation ("IBM") in connection with the entry of the Company and IBM into a five-year strategic relationship agreement. Under the terms of the warrant, 890,277 shares of common stock were vested and exercisable immediately upon execution of the agreement. Up to an additional 2,308,125 shares of common stock were to become exercisable upon the achievement of certain billing thresholds over a three-year period. The warrant was exercisable at $4.148 per share. (Certain terms of this warrant were amended on June 8, 2011, as described in the paragraph below). The Company valued the initial 890,277 shares of common stock exercisable under the warrant at $1.7 million using the Black-Scholes valuation model at the time of the signing of the agreement. The Black-Scholes valuation assumptions included an expected term of seven years, volatility of 67.77% and a risk free interest rate of 2.93%. The Company recorded the $1.7 million value of the initial 890,277 shares of common stock as an increase to warrants for common

10. Stockholders' Equity (Continued)

stock and an increase to other non-current assets on the Company's consolidated balance sheet. During the three months ended December 31, 2009, the Company determined that it was probable that IBM would reach certain of the billing thresholds to have an additional 947,103 shares of common stock become exercisable. The additional shares of common stock exercisable under the warrant were valued at $1.4 million using the Black-Scholes valuation model at the time the Company determined it was probable they would reach the billing thresholds. The Black-Scholes valuation assumptions included an expected term of 5.8 years, volatility of 61.15% and a risk free interest rate of 2.28%. The Company recorded the value of the additional shares of common stock to intangible assets and non-current liabilities. In December 2010, the Company reviewed the actual billings to date related to the strategic relationship agreement and determined it was probable IBM would reach the billing thresholds to earn 624,755 shares of the additional 947,103 shares of common stock accrued. The Company reversed $920,000 of market value related to the 322,348 shares of common stock no longer deemed probable of being earned.

On June 8, 2011, certain terms of the common stock warrant described above were amended by the Company and IBM. Under the terms of the amended warrant agreement, an additional 624,755 shares of common stock were vested and exercisable immediately (in addition to the 890,277 shares previously vested and exercisable), the additional warrant shares that could be earned were reduced from 2,308,125 to 651,626 shares of common stock, and the methodology for earning the additional warrant shares was revised to be based on specified new contractual revenue commitments from IBM that could occur between June 8, 2011 and June 30, 2012. Based on this amendment, the maximum number of warrant shares (issued and issuable) to IBM was reduced from 3,198,402 to 2,166,658 shares of common stock. The fair value of the 624,755 warrant shares vested as a result of this amendment was determined to be $4.5 million using the Black-Scholes valuation model at the time of the amendment. The Black-Scholes valuation assumptions included an expected term of 5.3 years, volatility of 59.58% and a risk free interest rate of 1.64%. The Company recorded these vested warrant shares as an increase to warrants for common stock, reversed the non-current liability associated with the previous accrual for these warrant shares, and the difference was added to intangible assets and is being amortized in proportion to the expected revenue over the remainder of the original ten-year period noted below. On August 30, 2011, the Company issued 930,511 shares of its common stock to IBM upon the exercise by IBM of this warrant, pursuant to a cashless exercise feature. As a result of the cashless exercise, 584,521 warrant shares were cancelled in lieu of the payment of cash consideration to the Company. As of June 30, 2012, the vesting terms of the amended warrant agreement between the Company and IBM expired with IBM earning no additional warrant shares. As a result, no further warrant shares are issuable under this warrant agreement.

The Company began to amortize the intangible asset in the first quarter of 2010, with the related charge recorded as contra-revenue. The related charge to revenue will be in proportion to expected revenue over approximately a ten-year period. For the years ended December 31, 2010, 2011 and 2012, the Company recorded $26,086, $91,806 and $174,451, respectively, of amortization as a contra-revenue charge related to the common stock warrant. The warrant value was marked to market on a quarterly basis until the warrant shares were earned and vested or expired unearned and unvested. The net value of the IBM warrant share intangible assets was $6.1 million and $5.9 million as of December 31, 2011 and 2012, respectively.

10. Stockholders' Equity (Continued)

Preferred Stock Warrants

On January 21, 2011, in connection with the New Term Loan, as further described in Note 9, the Company issued a warrant to purchase 625,000 shares of Series F to the bank at an exercise price of $1.1776 per share (the "Series F Warrant 1"). The Series F Warrant 1 is exercisable for a period of seven years from the date of issuance and was valued at its fair market value on the date of issuance, which was determined to be $735,628. The fair market value of the Series F Warrant 1 was recorded as an increase to Warrants for Redeemable Convertible Preferred Stock and to debt discount and each reporting period the carrying value of the warrant was adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "Increase in fair value of warrants for redeemable convertible preferred stock." During the year ended December 31, 2011, $33,617 of interest expense was recorded related to the debt discount.

On August 1, 2011, as a result of the Company's initial public offering, all of the Company's redeemable convertible preferred stock warrants automatically converted into common stock warrants on a 1-for-3.522 basis, resulting in warrants exercisable for 561,203 shares of common stock.

A summary of warrants to purchase common stock and redeemable convertible preferred stock issued and exercised during the years ended December 31, 2010, 2011 and 2012 is presented below:

	Redeemable Convertible Preferred Stock Warrants			
	As issued	As-converted to common basis(1)	Common Stock Warrants	Total, as converted to Common basis(1)
Outstanding at December 31, 2009	1,429,083	405,759	970,915	1,376,674
Exercised	(62,526)	(17,753)	—	(17,753)
Outstanding at December 31, 2010	1,366,557	388,006	970,915	1,358,921
Exercised	(15,000)	(4,259)	(982,092)	(986,351)
Issued	625,000	177,456	624,755	802,211
Cancelled	—	—	(584,840)	(584,840)
Converted to Common Stock Warrants	(1,976,557)	(561,203)	561,203	—
Outstanding at December 31, 2011	—	—	589,941	589,941
Exercised	—	—	(449,877)	(449,877)
Issued	—	—	10,000	10,000
Cancelled	—	—	(124,447)	(124,447)
Outstanding at December 31, 2012	—	—	25,617	25,617
Weighted average exercise price	$ —	$ —	$ 6.90	$ 6.90

(1) Reflects the equivalent number of common shares and exercise price, as if such preferred warrants were converted into warrants for common shares.

10. Stockholders' Equity (Continued)

The fair value of the warrants for redeemable convertible preferred stock was determined using the Black-Scholes valuation model with the following assumptions:

	2010	2011
Expected dividend yield	0%	0%
Risk-free interest rate	.12% to 1.80%	.30% to 2.84%
Expected term (in years)	0.2 - 4.6 years	1.0 - 6.6 years
Expected volatility	61.15%	60.07%

Stock Options—As of December 31, 2012, the Company had five stock-based compensation plans, the Employee Stock Option/Stock Issuance Plan (the "Employee Plan"), the Executive Stock Option/ Stock Issuance Plan (the "Executive Plan"), the 2005 Stock Incentive Plan (the "2005 Plan"), the Traq Amended and Restated 1999 Stock Plan (the "1999 Plan") and the 2011 Stock Incentive Plan (the "2011 Plan"). The 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards.

Under the provisions of the Employee Plan, the Executive Plan, the 2005 Plan, the 1999 Plan and the 2011 Plan (the "Plans"), the exercise price of each option is determined by the Company's board of directors or by a committee appointed by the board of directors. Under the 2011 Plan, the exercise price of all stock options must not be less than the fair market value of a share of common stock on the date of grant. The period over which options vest and become exercisable, as well as the term of the options, is determined by the board of directors or the committee appointed by the board of directors. The options generally vest over 4 years and expire 10 years after the date of the grant. During the year ended December 31, 2012, the Company's board of directors granted options to purchase an aggregate of 2,326,500 shares of common stock under the 2011 Plan to employees and non-employees, at a weighted average exercise price of $15.83 per share.

10. Stockholders' Equity (Continued)

A summary of the status of stock options issued pursuant to the Plans during the years ended December 31, 2010, 2011 and 2012 is presented below:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding at December 31, 2009	4,661,399	$ 1.20	
Granted	1,565,575	$ 4.72	
Forfeited	(221,384)	$ 2.56	
Exercised	(326,587)	$ 0.92	
Outstanding at December 31, 2010	5,679,003	$ 2.14	
Granted	2,061,377	$ 6.60	
Forfeited	(69,343)	$ 4.52	
Exercised	(1,000,702)	$ 1.40	
Outstanding at December 31, 2011	6,670,335	$ 3.60	7.3
Granted	2,326,500	$15.83	
Forfeited	(282,909)	$ 8.67	
Exercised	(1,859,557)	$ 2.19	
Outstanding at December 31, 2012	6,854,369	$ 7.92	7.5
Exercisable at end of the period	3,226,280	$ 3.23	6.2
Available for future grants at December 31, 2012	1,067,057		

The intrinsic values of options outstanding, vested and exercised during the years ended December 31, 2010, 2011 and 2012 were as follows:

	2010		2011		2012	
	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value
Outstanding	5,679,003	$20,279,034	6,670,335	$78,699,148	6,854,369	$35,977,101
Vested	3,234,659	$15,101,251	3,533,766	$48,073,129	3,226,280	$27,902,361
Exercised	326,587	$ 1,241,376	1,000,702	$ 9,930,497	1,859,557	$29,851,276

During the year ended December 31, 2012, employees of the Company exercised options to purchase a total of 1,859,557 shares of common stock at exercise prices ranging from $0.25 to $9.83 per share. Proceeds from the stock option exercises totaled $4.1 million.

During the year ended December 31, 2011, employees of the Company exercised options to purchase a total of 1,000,702 shares of common stock at exercise prices ranging from $0.25 to $9.83 per share. Proceeds from the stock option exercises totaled $1.4 million.

Restricted Stock Units—During the year ended December 31, 2012, the Company issued 223,814 restricted stock units to certain employees under the provisions of the 2011 Plan. These grants of restricted stock units had an aggregate fair value of $3.9 million. The value of a restricted stock unit award is determined based on the closing price of the Company's stock price at the date of grant. A

10. Stockholders' Equity (Continued)

restricted stock unit award entitles the holder to receive shares of the Company's common stock as the award vests. The restricted stock units vest over periods that range from 2 to 4 years. Stock-based compensation expense is amortized on a straight-line basis over the vesting period.

For the year ended December 31, 2012, the Company recorded stock-based compensation expenses of $0.8 million related to restricted stock unit awards.

As of December 31, 2012, there was $3.0 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock units. This amount will be amortized on a straight-line basis over the requisite service period related to the restricted unit grants.

A summary of the status of restricted stock units issued pursuant to the 2011 Plan during the year ended December 31, 2012 is presented below:

Restricted Stock Units	Number of Shares	Weighted Average Fair Value
Outstanding at beginning of the year	—	$ —
Granted	223,814	$17.30
Forfeited	(2,500)	$20.35
Outstanding at December 31, 2012	221,314	$17.27
Exercisable at end of the period	—	$ —

In accordance with Accounting Standards Classification ("ASC") 718, *Share Based Payment* ("ASC 718"), total compensation expense for stock-based compensation awards was $1.9 million, $4.0 million and $9.2 million for the years ended December 31, 2010, 2011 and 2012, respectively, which is included on the accompanying consolidated statements of operations as follows (in thousands):

	For the Years Ended December 31,		
	2010	2011	2012
Cost of goods sold	$ 323	$ 669	$1,347
Sales and marketing expenses	425	1,201	2,133
General and administrative expenses	1,032	1,934	5,105
Research and development	148	176	580
Total stock-based employee compensation	$1,928	$3,980	$9,165

10. Stockholders' Equity (Continued)

Stock-based compensation expense for the equity awards outstanding as of December 31, 2012 will be recognized over the following periods as follows (in thousands):

Years Ending December 31,	
2013	$ 8,848
2014	7,119
2015	5,192
2016	1,166
	$22,325

Stock-based compensation costs are generally based on the fair value calculated from the Black-Scholes valuation model on the date of grant for stock options. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected volatility, expected terms, risk-free interest rates and dividend yields. The Company determined the assumptions in the Black-Scholes valuation model as follows: expected volatility is a combination of the Company's competitors' historical volatility; expected term is calculated using the "simplified" method prescribed in ASC 718; and the risk free rate is based on the U.S. Treasury yield on 5 and 7-year instruments in effect at the time of grant. A dividend yield is not used, as the Company has never paid cash dividends and does not currently intend to pay cash dividends. The Company periodically reviews the assumptions and modifies the assumptions accordingly.

As part of the requirements of ASC 718, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense to be recognized in future periods. The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the statement of cash flows.

The fair value of the options granted during 2010, 2011 and 2012 was determined at the date of grant using the Black-Scholes valuation model with the following assumptions:

	2010	2011	2012
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.80% to 2.87%	1.25% to 2.6%	0.79% to 1.16%
Expected term (in years)	5.5 - 6.1 years	5.5 - 6.2 years	5.5 - 6.1 years
Expected volatility	62.51% - 64.67%	59.74% - 60.88%	58.09% - 59.92%

Based on the above assumptions, the weighted-average fair value per share of stock options granted during the years ended December 31, 2010, 2011 and 2012 was approximately $2.87, $3.96 and $8.50, respectively.

11. Income Taxes

The components of (loss) income before income taxes for the years ended December 31, 2010, 2011, and 2012 are as follows:

	Years Ended December 31,		
	2010	2011	2012
Domestic	$(1,054)	$ (683)	$3,959
Foreign	(404)	(1,738)	(441)
(Loss) income before income tax provision	$(1,458)	$(2,421)	$3,518

The provision for income tax expense for the years ended December 31, 2010, 2011 and 2012 consists of the following components:

	2010	2011	2012
Current tax provision:			
Federal	$ 34	$ —	$ —
State	70	229	330
Foreign	—	—	(33)
Total current expense	104	229	297
Deferred tax provision:			
Federal	$175	$282	$ 458
State	15	23	40
Foreign	—	—	(315)
Total deferred expense	190	305	183
Total income tax provision	$294	$534	$ 480

11. Income Taxes (Continued)

Income taxes related to the Company's income (loss) from operations differ from the amount computed using the federal statutory income tax rate as follows:

	2010	2011	2012
Tax (benefit) provision computed at the federal statutory rate	$ (510)	$ (847)	$ 1,231
Increase in fair value of warrants for redeemable convertible preferred stock	309	699	—
Foreign operating losses	141	174	—
Foreign tax rate differential	—	—	(127)
Tax benefit of exercised stock options and warrants	9	(3,375)	(9,996)
Research and development tax credits	(1,220)	(507)	(205)
Adjustment to prior year deferred and other	(266)	449	(1,439)
Change in valuation allowance	1,537	3,407	10,302
Taxable goodwill	190	305	499
State income taxes	70	229	215
Federal alternative minimum tax	34	—	—
Provision for income taxes	$ 294	$ 534	$ 480

The provision for income taxes differs from the expected tax provision computed by applying the U.S. federal statutory rate to the loss before income taxes because the Company has historically maintained a full valuation allowance on its deferred tax assets, as described more fully below, as well as differences in the tax-deductibility of certain items for income tax purposes as compared to the amounts that have been or will be expensed in the Company's Consolidated Statement of Operations, including certain stock warrant and stock option exercises, the increase in fair value of warrants for redeemable convertible preferred stock, foreign tax rate differentials, taxable goodwill and state income taxes.

11. Income Taxes (Continued)

As of December 31, 2011 and 2012, the Company's deferred tax assets (liabilities) were as follows (in thousands):

	2011	2012
Deferred tax assets:		
Net operating losses	$ 30,410	$ 37,353
Unused research and development credits	3,026	3,318
Deferred revenue	1,263	743
Stock-based compensation	1,119	2,937
Accrued expenses	701	441
Deferred rent	164	198
Fixed Assets	—	108
Acquisition-related expenses	99	61
Allowance for doubtful accounts	99	194
Alternative Minimum Tax credit available	34	34
Other	31	85
Less: valuation allowance	(30,097)	(40,399)
	$ 6,849	$ 5,073
Deferred tax liabilities:		
Intangible assets	(7,314)	(7,676)
Fixed assets	(119)	—
Other	(163)	(102)
Net deferred tax liability	$ (747)	$ (2,705)

The Company recorded no federal income tax provision in 2011 and 2012 due to taxable losses incurred primarily as a result of tax deductions for stock options and stock warrants. State income taxes have resulted primarily from taxes on capital and other minimum taxes imposed by the various states in which the Company operates.

Prior to 2012, there were no foreign income taxes due to taxable losses incurred by the foreign entities. During the year ended December 31, 2012, the Company recognized a current foreign tax benefit attributable to anticipated refundable foreign R&D tax credits which exceeded other foreign income taxes incurred for the year.

The Company recorded a deferred income tax provision of $0.2 million, $0.3 million and $0.2 million in the years ended December 31, 2010, 2011, and 2012 respectively, related to the different book and tax treatment for goodwill and other intangible assets. For tax purposes, certain goodwill and intangible assets are subject to different amortization allowances for book and tax purposes. The deferred tax liability of approximately $0.7 million and $2.7 million at December 31, 2011 and 2012, respectively, is included in the Company's consolidated balance sheets within other long-term liabilities.

The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2011 and 2012, as it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The increase in the valuation allowance of $9.7 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, is primarily attributable to increases in net operating loss

11. Income Taxes (Continued)

carryforwards, stock-based compensation, and deferred tax assets associated with deferred revenue and accrued expenses, partially offset by the deferred tax liabilities associated with the amortization of intangible assets. The increase in the valuation allowance of $10.3 million for the year ended December 31, 2012, as compared to the year ended December 31, 2011, is primarily attributable to increases in net operating loss carryforwards and deferred tax assets associated with stock-based compensation, partially offset by the deferred tax liabilities associated with the amortization of intangible assets and stock warrants.

As of December 31, 2012, the Company had federal net operating loss carryforwards of approximately $98 million, which if unused, expire from 2020 to 2032. The Company also has federal research and development credit carryforwards of approximately $3 million at December 31, 2012, which are available to offset future federal tax liabilities.

Sections 382 and 383 of the Internal Revenue Code, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which, when combined with the purchasing stockholders' subsequent disposition, have resulted in a change in control as defined by Section 382, or could result in a change in control in the future. In addition, the net operating loss carryforwards assumed from acquisition of ProfitLine are subject to the provisions of Section 382. In aggregate, approximately $65 million of the Company's $98 million net operating loss carryforwards are available to offset future taxable income as of December 31, 2012, and the remaining $33 million will become available in prescribed increments in each future year through December 31, 2031.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. The Company's income tax returns are open to examination by federal, state and foreign tax authorities, generally for the years ended December 31, 2009 and later, with certain state jurisdictions open for audit for earlier years. The Company has no amount recorded for any unrecognized tax benefits as of December 31, 2011 and 2012, nor did the Company record any amount for the implementation of ASC 740. The Company's policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2010, 2011 and 2012, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2011 or 2012.

Pursuant to ASC 740-30-25, provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. The Company plans to utilize undistributed earnings to finance expansion and operating requirements of subsidiaries outside of the United States. Such earnings will be reinvested but could become subject to additional tax if they were remitted as dividends or were loaned to the Company or U.S. affiliates, or if the Company should sell or dispose of its stock in the foreign subsidiaries.

12. Fair Value Measurement

The Company records certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair values based on that price it would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

The prescribed fair value hierarchy and related valuation methodologies are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, such as a quoted price for similar assets or liabilities in active markets.

Level 3—Inputs are unobservable and are only used to measure fair value when observable inputs are not available. The inputs reflect the entity's own assumptions and are based on the best information available. This allows for the fair value of an asset or liability to be measured when no active market for that asset or liability exists.

The following table discloses the assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011 and the basis for that measurement:

	Fair Value Measurement at December 31, 2012			
(in thousands)	Total	Level 1	Level 2	Level 3
Money market	$28,094	$28,094	$—	$ —
Contingent HCL-EMS acquisition consideration	2,046	—	—	2,046
	$30,140	$28,094	$—	$2,046

	Fair Value Measurement at December 31, 2011			
(in thousands)	Total	Level 1	Level 2	Level 3
Money market	$30,031	$30,031	$—	$ —
Contingent HCL-EMS acquisition consideration	3,731	—	—	3,731
	$33,762	$30,031	$—	$3,731

12. Fair Value Measurement (Continued)

The changes in the fair value of the Level 3 liability are as follows

	Contingent HCL-EMS acquisition consideration	
	Years Ended December 31,	
(in thousands)	2011	2012
Balance, Beginning of Period	$ —	$ 3,731
Acquisition of HCL-EMS	3,390	—
Cash payments	—	(1,882)
Imputed interest	341	197
Balance, End of Period	$3,731	$ 2,046

The Company's investment in overnight money market institutional funds, which amounted to $28.1 million and $30.0 million at December 31, 2012 and 2011, respectively, is included in cash and cash equivalents on the accompanying consolidated balance sheets and is classified as a Level 1 input.

The Company's warrants for redeemable convertible preferred stock were classified as a liability on the accompanying consolidated balance sheet and each reporting period the carrying value of the warrants was adjusted to its then current fair value, with any resulting gain or loss reflected in the statement of operations. The fair value is determined by the Black-Scholes valuation model on the balance sheet date. On August 1, 2011, as a result of the Company's initial public offering all of the Company's warrants for redeemable convertible preferred stock automatically converted into common stock warrants on a 1-for-3.522 basis, resulting in warrants exercisable for 561,203 shares of common stock.

The acquisition of HCL-EMS includes a contingent consideration agreement that required additional consideration to be paid by the Company following each of the first and second anniversaries of the HCL-EMS Closing Date, pursuant to an earn-out formula ranging from 7.5% to 15% of specified revenues from specified customers acquired. The fair value of the contingent consideration recognized was $3.4 million which was estimated by applying the income approach. The key assumptions included (a) a discount rate of 10.5% and (b) probability adjusted levels of revenue between approximately $12.6 million and $13.9 million. As of December 31, 2012, the only adjustments to the balance in 2012 were the accretion of imputed interest and the payment of the first year earn-out amount.

The carrying amounts of the Company's other non-cash financial instruments including accounts receivable and accounts payable approximate their fair values due to the relatively short-term nature of these instruments. The carrying amounts of the Company's line of credit, term loan, deferred Telwares purchase price and deferred InterNoded purchase price approximate fair value as the effective interest rates approximates market rates.

13. Supplemental Cash Flow Information

Information about other cash flow activities during the years ended December 31, 2010, 2011 and 2012 are as follows:

(in thousands)	2010	2011	2012
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$2,045	$ 1,620	$ 127
Income tax payments	$ 88	$ 259	$ 284
State income tax credits (redeemed for cash)	$ (43)	$ (37)	$ —
NON-CASH TRANSACTIONS:			
Contingent consideration issued in connection with HCL-EMS acquisition	$ —	$ 3,390	$ —
Deferred purchase price in connection with Telwares acquisition	$ —	$ 2,155	$ —
Deferred purchase price in connection with ProfitLine acquisition	$ —	$ 8,674	$ —
Deferred purchase price in connection with Anomalous acquisition	$ —	$ —	$ 950
Deferred purchase price in connection with ttMobiles acquisition	$ —	$ —	$ 2,315
Deferred purchase price in connection with Symphony acquisition	$ —	$ —	$10,942
Preferred stock dividends and accretion	$3,779	$ 2,205	$ —
Issuance of warrants in connection with notes payable and marketing agreement	$1,244	$ 2,598	$ —
Computer, furniture and equipment acquired with capital lease	$ 758	$ 746	$ —
Unpaid deferred IPO costs	$ 273	$ —	$ —
Conversion of warrants for redeemable convertible preferred stock and preferred stock warrants	$ —	$64,017	$ —
Issuance of common stock in payment of board of directors fees	$ —	$ —	$ 21
Cashless exercise of warrants	$ 58	$ 19	$ —
Repurchase of common stock settled in January 2013	$ —	$ —	$ 1,696

14. Commitments and Contingencies

During the normal course of business, the Company becomes involved in various routine legal proceedings including issues pertaining to patent infringement, customer disputes, employee matters and acquisition-related post-closing disputes. The Company does not believe that the outcome of these matters will have a material adverse effect on its financial condition.

The Company has entered into non-cancellable operating leases for the rental of office space in various locations which expire between 2013 and 2018. Some of the leases provide for lower payments in the beginning of the term which gradually escalate during the term of the lease. The Company recognizes rent expense on a straight-line basis over the lease term, which gives rise to a deferred rent liability on the balance sheet. The Company also has entered into agreements with third-party hosting facilities, which expire between 2013 and 2015.

The Company is also obligated under several leases covering computer equipment and software, which the Company has classified as capital leases. In June 2012, the Company signed a lease addendum for additional gross rental office space at its office in the Netherlands. In September 2012, the Company signed a lease addendum for additional gross rental office space at its office in China. All future minimum rental payments for these addendums have been included in the schedule below. Additionally, the Company has entered into several operating leases for various office equipment items, which expire between March 2013 and July 2015.

14. Commitments and Contingencies (Continued)

As of December 31, 2012, the Company's obligation for future minimum rental payments related to these leases is as follows:

(in thousands)	Operating Leases	Capital Leases
2013	6,827	711
2014	6,318	133
2015	4,560	—
2016	2,180	—
2017	747	—
thereafter	331	—
Total future minimum lease obligations	$20,963	$844
Less: amount representing interest		(40)
Present value of minimum lease obligations		$804

Rent expense, included in general and administrative expense, was approximately $1.7 million, $3.6 million and $5.0 million for the years ended December 31, 2010, 2011 and 2012, respectively.

15. 401(k) Savings Plans

Effective January 2004, the Company adopted a defined contribution 401(k) savings plan (the "Plan") for substantially all of its employees. The Company's contributions to the Plan are discretionary. The Company matched a range of 5% to 10% of employees' contributions in 2010, 2011 and 2012. The cost of contributions made by the Company to the plan was $90,000, $124,200 and $169,000 for the years ended December 31, 2010, 2011 and 2012, respectively.

16. Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions and Write-offs	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31, 2010	$465	207	427	$245
Year ended December 31, 2011	$245	23	166	$102
Year ended December 31, 2012	$102	96	—	$198

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of such date.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers, or persons performing similar functions, and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of the company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting this evaluation, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

We acquired Anomalous Networks Inc. in January 2012, ttMobiles Limited in February 2012 and substantially all of the assets of the telecommunications expense management division of Symphony Teleca Services, Inc. in August 2012. Our management has excluded the operations of these businesses from its evaluation of, and conclusion on, the effectiveness of our internal control over financial reporting as of December 31, 2012. These businesses represent in the aggregate 5.6% and 10.1% of our total assets and revenues, respectively, as of December 31, 2012. Our management plans to fully integrate the operations of these businesses into its assessment of the effectiveness of our internal control over financial reporting in 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by BDO USA, LLP, our independent registered public accounting firm, which is stated in their report included in Part II, Item 8 of this Annual Report.

Changes in Internal Controls

There was no change in our internal control over financial reporting that occurred during the three months ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tangoe, Inc.
Orange, Connecticut

We have audited Tangoe, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Tangoe, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A., Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying "Item 9A, Management's Annual Report on Internal Control over Financial Reporting," management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Anomalous Networks, Inc., ttMobiles Limited and the telecommunications expense management division of Symphony Teleca Services, Inc., which were acquired on January 10, 2012, February 21, 2012, and August 8, 2012, respectively, and which are included in the consolidated balance sheets of Tangoe, Inc. as of December 31, 2012, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders' (deficit) equity and cash flows for the year then ended. These businesses constituted in the aggregate 5.6% and 10.1% of the Company's total assets and revenues, respectively, as of December 31, 2012. Management did not assess the effectiveness of internal control over financial reporting of these businesses because of the timing of the acquisitions which were completed on January 10, 2012, February 21, 2012, and August 8, 2012. Our audit of internal control over financial reporting of Tangoe, Inc. also did not include an evaluation of the internal control over financial reporting of Anomalous Networks, Inc., ttMobiles Limited and Symphony Teleca Services, Inc.

In our opinion, Tangoe, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tangoe, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/BDO USA, LLP

New York, New York
March 18, 2013

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be included under the captions "Our Named Executive Officers," "Board Processes—Director Nomination Process," "Board Policies," "Board Meetings and Attendance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 will be included under the captions "Board Processes—Executive and Director Compensation Processes," "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards Table," "Option Exercises and Stock Vested Table," "Employment Agreements and Severance Agreements with Executive Officers" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Our Equity Compensation Plans" in our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be included, as applicable, under the captions "Employment Agreements and Severance Agreements with Executive Officers," "Our Board of Directors—Board Determination of Independence" and "Board Policies—Related Person Transactions" in our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be included under the captions "Audit Fees and Services" and "Policy for Approval of Services" in our definitive proxy statement to be filed with the Securities and Exchange Commission with respect to our 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1) Financial Statements

Our consolidated financial statements are set forth in Part II, Item 8 of this Annual Report on Form 10-K and are incorporated herein by reference.

2) Financial Statement Schedules

Schedules have been omitted since they are either not required or not applicable or the information is otherwise included herein.

3) Exhibits

The exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANGOE, INC.

March 18, 2013

By: /s/ Albert R. Subbloie, Jr.

Albert R. Subbloie, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Albert R. Subbloie, Jr. Albert R. Subbloie, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	March 18, 2013
/s/ Gary R. Martino Gary R. Martino	Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2013
/s/ David M. Coit David M. Coit	Director	March 18, 2013
/s/ Gary P. Golding Gary P. Golding	Director	March 18, 2013
/s/ Ronald W. Kaiser Ronald W. Kaiser	Director	March 18, 2013
/s/ Jackie R. Kimzey Jackie R. Kimzey	Director	March 18, 2013
/s/ Gerald G. Kokos Gerald G. Kokos	Director	March 18, 2013
/s/ Richard S. Pontin Richard S. Pontin	Director	March 18, 2013
/s/ Noah J. Walley Noah J. Walley	Director	March 18, 2013

EXHIBIT INDEX

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated as of December 21, 2010, by and between the Registrant and HCL Expense Management Services Inc. (incorporated by reference to Exhibit 2.4 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on May 2, 2011)
2.2	Asset Purchase Agreement, dated as of March 16, 2011, by and among the Registrant, Telwares, Inc. and Vercuity Solutions, Inc. (incorporated by reference to Exhibit 2.5 to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on June 1, 2011)
2.3	Agreement and Plan of Merger, dated as of December 19, 2011, by and among Tangoe, Inc., Snow Acquisition Sub, Inc., ProfitLine, Inc. and Doug Carlisle, solely in his capacity as Stockholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on December 19, 2011)
2.4	Share Purchase Agreement, dated as of January 10, 2012, by and among Tangoe, Inc., Anomalous Networks Inc. and the shareholders of Anomalous Networks Inc. named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on January 10, 2012)
2.5	Asset Purchase Agreement, dated as of August 8, 2012, by and among Tangoe, Inc. and Symphony Teleca Services, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on August 8, 2012)
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on August 4, 2011)
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on August 4, 2011)
10.1#	Amended and Restated 1999 Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.2#	Form of Notice of Stock Option Grant and Stock Option Agreement under the Amended and Restated 1999 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.3#	Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.4#	Form of Stock Award Option Agreement under the Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)

Exhibit Number	Description
10.5#	Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.6#	Form of Stock Option Award Agreement under the Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.7#	2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on May 27, 2010)
10.8#	Form of Stock Option Award Agreement under the 2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.9#	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 20, 2011)
10.10#	Form of Incentive Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on June 21, 2011)
10.11#	Form of Nonstatutory Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on June 21, 2011)
10.12	Eighth Amended and Restated Investor Rights Agreement, dated as of July 28, 2008, by and among the Registrant and the parties named therein, as amended (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on May 27, 2010)
10.13	Form of Warrant to Purchase Stock, issued May 23, 2006 to Rae Ko Fairfield, Christopher T. Fraser, Gary Martino and Denise S. Nesi (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.14	Form of Warrant to Purchase Stock, issued June 30, 2009 to Christopher T. Fraser and Denise Nesi (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.15	Lease of Improved Property, dated May 15, 2005, by and between the Registrant and Baker Properties Limited Partnership (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.16	Loan and Security Agreement, dated March 9, 2007, by and between the Registrant, Traq Wireless, Inc. and ORIX Venture Finance LLC, as amended (incorporated by reference to Exhibit 10.31 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on May 2, 2011)

Exhibit Number	Description
10.17#	Form of Indemnification Agreement between the Registrant and each of David M. Coit, Gary P. Golding, Jackie R. Kimzey, Gerald G. Kokos and Noah J. Walley (incorporated by reference to Exhibit 10.32 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.18#	Form of Indemnification Agreement between the Registrant and each of Ronald W. Kaiser, Richard S. Pontin and Albert R. Subbloie, Jr. (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on April 16, 2010)
10.19+	Warrant to Purchase Common Stock, issued March 22, 2011 to Dell Products L.P. (incorporated by reference to Exhibit 10.35 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on May 2, 2011)
10.20	Advised Line of Credit Note, issued September 28, 2011 to JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.36 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180044) filed by the registrant on March 23, 2012)
10.21#	Form of Indemnification Agreement between the Registrant and each of Charles D. Gamble, Gary R. Martino, Albert M. Rossini and Scott E. Snyder (incorporated by reference to Exhibit 10.37 to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on June 10, 2011)
10.22#	Executive Retention Agreement, dated July 8, 2011, by and between the Registrant and Albert R. Subbloie, Jr. (incorporated by reference to Exhibit 10.38 to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 14, 2011)
10.23#	Executive Retention Agreement, dated July 8, 2011, by and between the Registrant and Gary R. Martino (incorporated by reference to Exhibit 10.39 to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 14, 2011)
10.24#	Executive Retention Agreement, dated July 8, 2011, by and between the Registrant and Albert M. Rossini (incorporated by reference to Exhibit 10.40 to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 14, 2011)
10.25#	Executive Retention Agreement, dated July 8, 2011, by and between the Registrant and Charles D. Gamble (incorporated by reference to Exhibit 10.41 to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 14, 2011)
10.26#	Executive Retention Agreement, dated July 8, 2011, by and between the Registrant and Scott E. Snyder (incorporated by reference to Exhibit 10.42 to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166123) filed by the registrant on July 14, 2011)
10.27#	Separation Agreement and General Release, dated December 5, 2011, by and between the Registrant and Albert M. Rossini (incorporated by reference to Exhibit 10.43 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-180044) filed by the registrant on March 23, 2012)
10.28*#	Summary of Compensation Arrangements for Named Executive Officers and Directors

Exhibit Number	Description
10.29#	Form of Restricted Stock Unit Agreement with Time-Based Vesting under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on February 7, 2013)
10.30#	Form of Restricted Stock Unit Agreement with Performance-Based Vesting under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35247) filed by the registrant on February 7, 2013)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of BDO USA, LLP
31.1*	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)
32.1*	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*†	XBRL Instance Document
101.SCH*†	XBRL Taxonomy Extension Schema Document
101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

\# Management contracts or compensatory plans or arrangements required to be filed as an exhibit hereto pursuant to Item 15(a) of Form 10-K.

\+ Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

† XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these sections.

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STOCK TRADING INFORMATION

NASDAQ Global Select Market Symbol:
TNGO

TRANSFER AGENT

American Stock Transfer
& Trust Company

U.S.A.
Tel.: 800-937-5449

Non-U.S.A.
Tel.: 718-921-8124

LEGAL COUNSEL

WilmerHale
60 State Street
Boston, MA 02109
U.S.A.

INVESTOR RELATIONS

ICR
825 Third Avenue, 31st Floor
New York, NY 10022
U.S.A.

ANNUAL MEETING OF STOCKHOLDERS

The 2013 Annual Meeting of Stockholders of Tangoe, Inc. will be held on Wednesday, June 5, 2013 at 2:00 PM, at **The Study at Yale**, 1157 Chapel Street
New Haven, CT 06511
U.S.A.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP
100 Park Avenue
New York, NY 10017
U.S.A.

EXECUTIVE OFFICERS

Albert R. Subbloie, Jr.
President and Chief Executive Officer

Gary R. Martino
Chief Financial Officer

Charles D. Gamble
Senior Vice President, Customer Account Management

Scott E. Snyder
Senior Vice President, Corporate Development

BOARD OF DIRECTORS

Albert R. Subbloie, Jr.
President and Chief Executive Officer, Tangoe, Inc.

David M. Coit
President, North Atlantic Capital Corporation

Gary P. Golding
General Partner and Investment Manager, Edison Venture Fund

Ronald W. Kaiser
Independent Consultant

Jackie R. Kimzey
General Partner, Sevin Rosen Funds
Executive Director for the Institute for Innovation and Entrepreneurship at the University of Texas at Dallas

Gerald G. Kokos
President and Chief Executive Officer, VFA, Inc.

Richard S. Pontin
Partner, Teakwood Capital

Noah J. Walley
Head of North American Technology Investing, Investor Growth Capital, Inc.

CORPORATE HEADQUARTERS

Tangoe, Inc.
35 Executive Blvd.
Orange, CT 06477
U.S.A.
Tel.: 203-859-9300



Tangoe, Inc.
founded in 2000




Tangoe

HEADQUARTERS

United States, Corporate Tangoe, Inc., 35 Executive Blvd., Orange, CT 06477, U.S.A.
Tel.: 203-859-9300

Canada Montreal, Quebec

Europe Abingdon, Oxfordshire, UK

APAC Melbourne, Australia